

The
GYMBOREE
Corporation

08043577

Received SEC
MAY 05 2008
Washington, DC 20

PROCESSED
MAY 19 2008
THOMSON REUTERS

2007 Annual Report

Dear Shareholders:

Over the last three years, we have reinvented Gymboree. From the way we source our product to the way we message our brands to our customers, everything is new. We have implemented a simple strategy that focuses every department in the Company on clear, quantifiable goals in one of three categories: acquiring new customers, holding on to our existing customers longer, or reducing expenses.

As a result, since fiscal 2004, sales have grown over $330 million or 56%, operating margins have increased from 4% to 14.1%, net income from continuing operations has grown 3.7 times, and earnings per share is almost 4 times greater than in 2004.

Every department in the Company continues to contribute to our top and/or bottom line growth. Our designers and merchants are creating product that customers just have to have, while our production teams, factories and agents are working tirelessly to produce the best quality kids' clothes in the mall at better and better prices every year. Our real estate and construction teams have opened more stores in the last three years than in the previous six years combined. Our field associates are the most passionate and committed people I've ever met and thrive on providing remarkable customer service. Our marketing team has reinvented itself and now drives customers in the doors in new ways.

By the end of fiscal 2008, our IT team will have replaced virtually every piece of technology in the Company with almost no disruption to the business. In addition, we nearly doubled the units flowing through our Distribution Center in the last few years, added several new concepts and expanded the size of the facility. Lastly, we recently opened our world-leading Gymboree Play & Music classes in South Africa and Portugal, establishing the Gymboree brand in 32 countries around the world.

As happy as we are with the last three years, we are just as ambitious about the future. We not only aim to reach every mom in America through our multi-brand strategy, but we want to reach moms around the world with our leading Play & Music classes and e-commerce.

Fiscal 2008 promises to be a year of new challenges. Most experts are predicting the U.S. economy will experience a recession driven in part by higher fuel costs, unprecedented levels of home foreclosures and the related liquidity crisis in the financial sector. While these macroeconomic conditions are reason for caution, our management team's focus continues to be on areas that we can control. Over the past several years, our approach has been to take a cautious view on the retail environment and focus the team on initiatives that can drive bottom-line growth through either revenue gains or cost savings.

The philosophy for 2008 is no different. The good news is we continue to see opportunities for growth in each of our brands for this year and beyond.

For the Gymboree brand, the opportunities include continuing to grow Boy and Newborn market share, acquiring new customers through direct marketing, and integrating the Play & Music and retail customer base. We are also investing in customer relationship management (CRM) technology to establish a more robust loyalty program to strengthen the relationship with our customers.

We opened our first Gymboree Outlet in August 2005. In less than three years, Gymboree Outlet stores already produce the highest average store sales and the highest four-wall contribution of all store concepts. With an additional 60 stores yet to open, and gross margin expansion opportunities, Gymboree Outlet offers significant growth for the future.

Janie and Jack has become the ultimate place to shop for luxury European-inspired baby clothes and will support earnings growth for a number of years. Our average store sales growth has been strong year after year since we opened the doors in 2002 and we expect this trend to continue as brand awareness increases. We have roughly 120 stores still to open before reaching our goal of 200 stores. This store base expansion will support higher gross margins in 2008 and beyond as our purchasing power increases.

We also see opportunities within the children's apparel market, particularly in the "kids' fashion at a price" space. We believe we can capitalize on this opportunity in a unique way with our newly introduced Crazy 8 brand.

Crazy 8 is targeting moms who want cool, wholesome children's clothing at a price. Our strategy is to impress moms with an elevated shopping experience, great service, a beautiful store, entertainment for her kids, quality gift packaging, and then surprise her with impressive Crazy 8 values like $6 graphic tees and $14 denim. We are targeting customers who choose to spend less on kids' clothes regardless of their income. Crazy 8 also offers an expanded size range compared to Gymboree and Janie and Jack, allowing us to reach the older customer that Gymboree is graduating. We opened our first store at the beginning of August 2007 and currently operate 16 Crazy 8 stores.

While the general outlook for retail in 2008 may be viewed as challenging by some, the breadth of strategies outlined above gives us cause for optimism. Our management team has demonstrated an ability to perform in both robust and soft economic periods. With a focused and diligent team, we look forward to sharing our progress with you in 2008 and beyond.

Sincerely,

Matthew K. McCauley
Chairman of the Board and CEO

SEC Mail Processing
Section

MAY 05 2008

Washington, DC
110

The
GYMBOREE®
Corporation

FORM 10-K

2007 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-21250

THE GYMBOREE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**94-2615258**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 Howard Street, San Francisco, California	**94105**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 278-7000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of each exchange on which registered
COMMON STOCK, $0.001 PAR VALUE	The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

NONE.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of August 4, 2007, was approximately $1,208,000,000 based upon the last sales price reported for such date on The NASDAQ Stock Market LLC.

As of March 1, 2008, 28,463,887 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 10, 2008 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III.

Form 10-K

THE GYMBOREE CORPORATION

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The discussion in this Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. Certain risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in Item 1A, "Risk Factors." That section, along with other sections of this Annual Report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. When used in this document, the words "believes," "expects," "estimates," or "anticipates" and similar expressions are intended to identify certain of these forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The cautionary statements made in this document should be read as being applicable to all forward-looking statements wherever they appear in this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information available as of the date of this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

PART 1

ITEM 1. BUSINESS

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK® and Crazy 8™ brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. The Company operates retail stores in the United States and Canada, primarily in regional shopping malls and in selected suburban and urban locations. All references to "we," "our," "us," and the "Company" in this Annual Report mean The Gymboree Corporation and its subsidiaries.

GENERAL

As of February 2, 2008, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music.

Gymboree: Gymboree stores offer high-quality, fashionable, child-appropriate apparel and accessories characterized by bright colors, patterns and whimsical graphics, complex embellishments, comfort, functionality, and durability for children sizes newborn through 12. As of February 2, 2008, we operated 597 Gymboree stores, including 565 stores in the United States, 30 stores in Canada and 2 stores in Puerto Rico, as well as an online store at *www.gymboree.com.*

Gymboree Outlet: Gymboree Outlet stores provide high-quality children's apparel and accessories in the same size ranges as traditional Gymboree stores but at outlet prices. The majority of our Gymboree Outlet product is developed and manufactured exclusively for the Gymboree Outlet stores. As of February 2, 2008, we operated 82 Gymboree Outlet stores in the United States.

Janie and Jack: Janie and Jack shops are highly differentiated from Gymboree stores. Janie and Jack shops offer distinctive, finely crafted clothing and accessories for boys and girls sizes newborn through 8. Lush fabrics, a hand-made quality and details such as hand-embroidery, smocking and vintage prints are utilized to create classic looks. Shops have an old mercantile boutique style with special details such as wainscoting and distressed wooden armoires. As of February 2, 2008, we operated 93 Janie and Jack shops in the United States, as well as an online shop at *www.janieandjack.com.*

Crazy 8: Crazy 8 stores provide wholesome age-appropriate fashion, at price points approximately 30% lower than Gymboree. Through merchandise design, product presentation, store environment, customer service and packaging, Crazy 8 stores reflect an upscale store experience at mass-market prices. Crazy 8 apparel is offered in sizes newborn through 14, and addresses a broader demographic customer base than Gymboree. The product assortment is a balanced offering of boy and girl product. As of February 2, 2008, we operated 14 Crazy 8 stores in the United States, as well as an online store at *www.crazy8.com*.

Gymboree Play & Music. Gymboree Play & Music offers children ages newborn to 5 years the opportunity to explore, learn and play in an innovative parent-child program. Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of February 2, 2008, Gymboree Play & Music programs included three Company-operated play centers in California and 556 franchisee-operated play centers, of which approximately 48% are located in the United States, and the remaining 52% are located in 29 other countries: Argentina, Australia, Canada, Chile, China, Colombia, Costa Rica, Ecuador, El Salvador, France, Hong Kong, Indonesia, Ireland, Japan, Malaysia, Mexico, Panama, Peru, Philippines, Portugal, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Thailand, Turkey and the United Kingdom.

Gymboree was organized in October 1979 as a California corporation and re-incorporated as a Delaware corporation in June 1992.

RETAIL STORES

As of February 2, 2008, the Company operated a total of 786 retail stores, including 754 stores in the United States (565 Gymboree stores, 82 Gymboree Outlet stores, 93 Janie and Jack shops, and 14 Crazy 8 stores), 30 Gymboree stores in Canada and 2 Gymboree stores in Puerto Rico. The Company also operates three online stores at *www.gymboree.com*, *www.janieandjack.com*, and *www.crazy8.com*.

In 2007, the Company opened 95 stores, including 24 Gymboree stores, 40 Gymboree Outlet stores, 13 Janie and Jack shops, 14 Crazy 8 stores in the United States, 2 Gymboree stores in Canada and 2 Gymboree stores in Puerto Rico. The Company also relocated or remodeled 52 Gymboree stores and closed 6 Gymboree stores and one Janie and Jack shop. During 2008, the Company plans to open approximately 100 new stores, including 20 Gymboree stores, 40 Gymboree Outlet stores, 20 Janie and Jack shops, and 20 Crazy 8 stores. The Company also plans to remodel, relocate or expand approximately 20 Gymboree and Janie and Jack stores.

The Gymboree online store at *www.gymboree.com* offers the entire Gymboree product offering for children between the sizes of newborn through 12. The site also offers online registration for Gymboree Play & Music classes at selected U.S. locations. The Janie and Jack online store at *www.janieandjack.com* offers the entire Janie and Jack product offering for children sizes newborn through 8. The Crazy 8 online store at *www.crazy8.com* offers the entire Crazy 8 product offering for children sizes newborn through 14. The Company fully integrates its online stores and retail stores in determining pricing, product assortment and promotional strategies. The Company also has a "Save the Sale" policy, whereby retail stores order merchandise for customers from the online stores. In addition, customers are allowed to return merchandise purchased online at traditional retail stores and vice versa.

SUPPLIERS

The majority of our apparel is manufactured to our specifications by approximately 120 independent manufacturers in Asia (primarily China, Thailand, Indonesia and Vietnam), as well as in the United States, Central America, the Middle East, and South America. The Company purchases all products in U.S. dollars. One buying agent manages over 90% of our inventory purchases. We have no long-term contracts with suppliers and typically transact business on an order-by-order basis. All of our factories undergo annual audits for social accountability by an independent third party. In addition, all products undergo a quality audit performed by independent third parties.

SEASONALITY AND COMPETITION

The Company's operations are seasonal in nature, with sales from our retail operations peaking during the fourth quarter, primarily during the holiday season in November and December. During fiscal 2007, 2006 and 2005, the fourth quarter accounted for approximately 30% of our net sales from retail operations.

Our Gymboree, Janie and Jack, and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of The Gap, Inc.), and certain leading department stores operating in malls, outlet centers or street locations, as well as certain discount retail chains such as Old Navy (a division of The Gap, Inc.), The Children's Place, Wal-Mart and Target. Our Gymboree, Janie and Jack, and Crazy 8 brands also compete with a wide variety of local and regional specialty stores, with certain other retail chains, and with children's retailers that sell their products by mail order, over the Internet or through outlet malls. The principal factors of competition for retail sales are product design, product quality, brand image, customer service and pricing. Our goal is to provide our customers with high-quality apparel with an excellent price/value relationship. We design and produce our apparel exclusively for sale at our retail and online stores.

TRADEMARKS AND SERVICE MARKS

In the United States, the Company is the owner of the trademarks and service marks "GYMBOREE," "JANIE AND JACK," "CRAZY 8," and "GYMBOREE PLAY & MUSIC," and the trademarks "GYMBO," and "GYMBUCKS." These marks, other than "CRAZY 8," and certain other of our marks are registered in the United States Patent and Trademark Office. The mark "GYMBOREE" is also registered, or is the subject of pending applications, in approximately 79 foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights in the "GYMBOREE," "JANIE AND JACK," and "CRAZY 8" marks and other marks are a significant part of our business. Accordingly, we intend to maintain the marks and the related registrations. We are not aware of any material claims of infringement or other material challenges to our right to use the "GYMBOREE," "JANIE AND JACK," and "CRAZY 8" marks in the United States.

The Company uses a number of other trademarks, certain of which have been registered with the United States Patent and Trademark Office and in certain foreign countries. We believe that our registered and common-law trademarks have significant value and that some of our trademarks are instrumental to our ability to both market our products and create and sustain demand for our products.

TEAM MEMBERS

As of February 2, 2008, the Company had approximately 10,400 full-time and part-time employees or 4,700 full-time equivalents. In addition, a significant number of seasonal employees are hired during each holiday selling season. None of the Company's employees are represented by a labor union.

SEGMENT AND INTERNATIONAL FINANCIAL INFORMATION

Financial information for the Company's two segments, retail stores and Gymboree Play & Music, and for its international subsidiary for each of the three fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006, is contained in Note 9 to the consolidated financial statements.

Less than 5% of the Company's revenues were derived from outside the United States in fiscal 2007, 2006, and 2005, and less than 2% of the Company's long-lived assets were located outside the United States in fiscal 2007, 2006 and 2005.

AVAILABLE INFORMATION

The Company makes available on its website at *www.gymboree.com*, under "Our Company—Financial Resources & SEC filings," free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such documents as soon as reasonably practicable after the Company electronically files or furnishes such materials to the U.S. Securities and Exchange Commission. The Company also makes available under "Our Company—Corporate Governance," its code of ethics as well as other documents and materials relating to corporate governance.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of March 27, 2008:

Matthew K. McCauley	35	Chief Executive Officer and Chairman of the Board
Blair W. Lambert	50	Chief Operating Officer and Chief Financial Officer
Kip M. Garcia	57	President
Marina Armstrong	45	Senior Vice President, Stores, Human Resources, Play & Music, and Secretary
Lynda G. Gustafson	43	Vice President, Corporate Controller
Jeffrey P. Harris	45	Vice President, Finance

Matthew K. McCauley has served as our Chief Executive Officer since January 2006 and Chairman of the Board since July 2006. Mr. McCauley joined The Gymboree Corporation in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, President in June 2005, Chief Executive Officer in January 2006, and Chairman of the Board in July 2006. Mr. McCauley has been on our Board of Directors since October 2005. Prior to joining The Gymboree Corporation, Mr. McCauley served in a variety of positions at The Gap, Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001.

Blair W. Lambert has served as our Chief Operating Officer and Chief Financial Officer since January 2005, and has been on our Board of Directors since 2003. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Illuminations.com, Inc. filed for bankruptcy protection on January 9, 2004. Mr. Lambert has been a vineyard owner since October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is a Certified Public Accountant.

Kip M. Garcia joined The Gymboree Corporation in May 2004 as Senior Vice President of Merchandising—Kids and was named President in January 2006. Prior to joining The Gymboree Corporation, Mr. Garcia served as Senior Vice President for Gap Kids, a division of The Gap Inc., a children's clothing retailer, from April 2002 to February 2003 and Senior Vice President for DFS Merchandising Ltd., a travel retail company, from February 1992 to February 2002.

Marina Armstrong has served as our Senior Vice President, Stores, Human Resources, and Play & Music since January 2006, and Secretary since December 2004. Ms. Armstrong joined The Gymboree Corporation in May 1997 as a District Manager and became a Human Resources Staffing Manager at the corporate office in 1998. Later that year she was promoted to Director, Recruiting and Staffing. Ms. Armstrong was named Vice President, Human Resources in 1999 and Senior Vice President, Stores, Human Resources and Loss Prevention in February 2005. Ms. Armstrong was named Assistant Secretary in March 2002 and Secretary in December

2004. Prior to joining The Gymboree Corporation, Ms. Armstrong held several human resources and store operations positions with other retailers including Saks Fifth Avenue, Robinsons-May and The Bon Marche.

Lynda G. Gustafson has served as our Vice President, Corporate Controller since February 2005. Ms. Gustafson joined The Gymboree Corporation in August 2001 as the Corporate Controller and was promoted to Vice President, Corporate Controller in February 2005. Ms. Gustafson was a business consultant for various companies from September 2000 to July 2001. From November 1993 to August 2000, Ms. Gustafson was at US Home & Garden, Inc., and was the Vice President, Finance and Principal Accounting Officer when she departed. Prior to that time, she spent five years in public accounting. Ms. Gustafson is a Certified Public Accountant.

Jeffrey P. Harris joined the Gymboree Corporation in July 2005 as Vice President, Finance. In 2004, Mr. Harris served as Vice President of Finance for CBS MarketWatch, a leading multimedia source of financial news and information, until its sale to Dow Jones in 2005. From 2001 to 2004, he was employed at Lucasfilm in the capacity of Corporate Controller. Prior to that time, Mr. Harris worked in the Consumer Products division of The Walt Disney Company, an entertainment company, as Controller and Director of Finance for its Art and Collectibles division. He also spent over seven years working in various finance and audit roles for the Tribune Company based in Chicago, Illinois. Mr. Harris is a Certified Public Accountant.

ITEM 1A. RISK FACTORS

We may not be able to continue our current level of sales and earnings growth, which could cause the market price for our common stock to decline.

During the past three years, we realized substantial growth in both sales and earnings. Many factors have historically affected, and will continue to affect, our rate of growth and performance. We expect that future increases in net sales and net income will be dependent on our ability, among other factors, to expand our three newer growth concepts, Janie and Jack, Gymboree Outlet and Crazy 8; to continue to reduce product costs while maintaining high-quality standards; to generate more sales to existing customers in the core Gymboree division through appropriate size expansions, growth of the Boy department business and increased newborn product assortment; and to attract new customers through strategies such as direct mail campaigns and cross-brand marketing. Other factors that could impact our sales and earnings growth are discussed below in this section. There can be no assurance that we will be able to grow our sales or continue the earnings performance that we have recently experienced. In addition, labor costs are currently increasing in countries where our products are manufactured. Increased labor costs coupled with increasing costs of fuel and the devaluation of the United States dollar may impact our ability to reduce product costs. Additionally, any decline in our future growth or our rate of growth in sales or earnings could have a material adverse effect on the market price of our common stock.

Our results may be adversely affected by our failure to anticipate and respond to changes in fashion trends and consumer preferences in a timely manner.

Our sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. There can be no assurance that the demand for our apparel or accessories will not decline or that we will be able to anticipate, gauge and respond to changes in fashion trends. In addition, since much of our inventory is sourced from vendors located outside the United States, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to nine months in advance of the applicable selling season and frequently before trends are known. A decline in demand for our apparel and accessories or a misjudgment of fashion trends could, among other things, lead to lower sales, excess inventories and higher markdowns, each of which could have a material adverse effect on our business, financial condition and operating results.

Competition and the strength of our competitors may impair our ability to maintain and grow our sales and adversely affect our operating results.

The apparel segment of the specialty retail industry is highly competitive, and we may not be able to compete successfully in the future. The principal factors of competition for retail sales are product design, product quality, brand image, customer service and pricing. Our Gymboree, Janie and Jack and Crazy 8 brands compete on a national level with BabyGap and GapKids (divisions of The Gap, Inc.), and certain leading department stores operating in malls, outlet centers or street locations, as well as certain discount retail chains such as Old Navy (a division of The Gap, Inc.), The Children's Place, Wal-Mart and Target. Our Gymboree, Janie and Jack and Crazy 8 brands also compete with a wide variety of local and regional specialty stores, with certain other retail chains, and with children's retailers that sell their products by mail order, online or through outlet malls. Many of these competitors are larger than us and have substantially greater financial, marketing and other resources. Increased competition may reduce sales and gross margins, increase operating expenses and decrease profit margins.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

Our continued success is largely dependent on the individual efforts and abilities of our senior management team and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. The loss of certain key employees or our inability to continue to attract and retain other qualified key employees could have a material adverse effect on our growth, operations and financial position.

Changes in economic conditions that impact consumer spending could harm our business.

Our financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly discretionary spending. Economic conditions affecting disposable consumer income such as the current conditions in the housing and home mortgage markets and recessionary environment, employment levels, consumer debt levels, business conditions, interest rates, and tax rates could reduce consumer spending or cause consumers to shift their spending to other products. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending to other types of products could have a material adverse effect on our growth, sales and profitability.

Our new concepts and businesses require a substantial commitment of resources and are not certain of ultimate success.

Our ongoing efforts to develop, launch and grow new divisions, businesses and brands require significant capital expenditures and management attention. Our commitment of management resources and capital to a new concept means that those resources and capital are unavailable for our other activities and operations.

Our decision to launch a new business is based on our assessment that a significant opportunity exists in the marketplace. Our ability to launch a new business successfully depends in part on our ability to appropriately identify, develop and effectively execute our strategies and initiatives. Failure to effectively identify, develop and execute our strategies and initiatives may lead to increased costs and could have a material adverse effect on our operating results. We anticipate losses in the Crazy 8 division in fiscal 2008. These losses may depress the share price of our stock.

We have opened new businesses in the past that were ultimately unsuccessful such as the Janeville division, which we opened in fiscal 2004 and closed in fiscal 2006. There can be no assurance that new business concepts we open in the future will be successful, and our incurrence of expenses in the launch of new business concepts that do not ultimately succeed could have a material adverse effect on our financial position.

Our business may be harmed by additional United States regulation of foreign trade or delays caused by additional United States customs requirements.

Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and results of operations. If the United States government imposes any such charges or restrictions, our supply of products could be disrupted and their cost could substantially increase, either of which could have a material adverse effect on our operating results. Unforeseen delays in customs clearance of any goods could have a material adverse effect on our ability to deliver complete shipments to our stores in a timely manner, which in turn could have a material adverse effect on our business and operating results.

Because we purchase our products internationally, our business is sensitive to risks associated with international business.

Our products are currently manufactured to our specifications by independent factories located primarily in Asia, Central America, the Middle East, and South America. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, adverse conditions such as epidemics, natural disasters, wars, acts of terrorism, social or political unrest, disruptions or delays in transportation or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers are located. For example, we have incurred late deliveries in United States ports due to labor strikes. If related contract negotiations are not resolved, we could experience additional late deliveries, which could negatively impact our sales. We cannot predict the effect of such factors on our business relationships with foreign suppliers or on our ability to deliver products into our stores in a timely manner. If even a small portion of our current foreign manufacturing sources or textile mills were to cease doing business with us for any reason, such actions could have a material adverse effect on our operating results and financial position. In addition, we are currently pursuing strategies to reduce product costs. These strategies may result in sourcing product from factories from which we have not previously purchased products and which may be in countries in which we have not done business before. These efforts could result in greater risk to timely deliveries and quality control.

We must timely and effectively deliver merchandise to our stores and customers.

We cannot control all of the various factors that might affect our fulfillment rates for online sales and timely and effective merchandise delivery to our stores. We rely upon third-party carriers for our merchandise shipments to and from stores and reliable data regarding the timing of those shipments. We also rely upon a third party distribution facility for merchandise fulfillment to our Canadian stores. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to online customers. Labor disputes, union organizing activity, inclement weather, natural disasters, and acts of terrorism could affect those carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and sales.

We are dependent on two facilities for distribution of product to all of our stores.

We handle merchandise distribution for all of our United States stores from a single facility in Dixon, California, and distribution for all of our Canadian stores from a third-party owned and operated facility in Burlington, Ontario. Any significant interruption in the operation of these distribution facilities due to natural disasters, accidents, system failures or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could cause sales to decline.

We may suffer negative publicity if any of our products are found to be unsafe.

We currently test products sold in our stores and at our Play & Music sites. We have in the past and may in the future need to recall products that we later determine may present safety issues. If these products have safety problems of which we are not aware, or if the Consumer Product Safety Commission recalls a product sold in our stores, we could experience negative publicity and product liability lawsuits, which could have a material adverse effect on our reputation, business and financial position.

We may be subject to negative publicity or be sued if our manufacturers violate labor laws or engage in practices that our customers believe are unethical.

We require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. We also rely on an independent third party to audit all of our factories on an annual basis. If an independent manufacturer violates or is suspected of violating labor laws or other applicable regulations, or if a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, Canada or Europe, we could in turn experience negative publicity or be sued. Negative publicity or legal actions regarding the production of our products could have a material adverse effect on our reputation, sales, business and financial position.

The loss of a key buying agent could disrupt our ability to deliver our inventory supply in a timely fashion, impacting its value.

In fiscal 2007, 2006 and 2005, one buying agent managed over 90% of our inventory purchases. Although we believe that other buying agents could be identified and retained to place our required foreign production, the loss of this buying agent could result in delays in procuring inventory which could result in a material adverse effect on our business and operating results.

Changes in seasonal consumer spending patterns that are beyond our control could harm our business.

Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the holiday season in November and December. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. In fiscal 2006 and 2007, we generated net income in the second quarter; however, we have historically generated net losses during the second quarter and could generate such losses in the future due to seasonal consumer spending patterns. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. Such a circumstance could cause us to have excess inventory, necessitating markdowns to dispose of these excess inventories, which would reduce our profitability. Any failure by us to meet our business plan for, in particular, the third or fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. Also, because we typically spend more in labor costs during the holiday season to hire temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

Our ability to successfully implement significant information technology systems is critical to our business.

We plan to continue to upgrade our information technology infrastructure. In fiscal 2008, these initiatives include a program to continue the upgrade our point-of-sale system, upgrade our core production system and continue to support and enhance the functionality of our websites. Such technology systems changes are complex and could cause disruptions that would adversely affect our business. While management will make every effort to ensure the orderly implementation of various information technology systems, we cannot ensure that we will be able to successfully execute these changes without potentially incurring a significant disruption to our business. If we are not successful, we may not achieve the expected benefits from these initiatives, despite having expended significant capital. We may also determine that additional investment is required to bring our systems to their desired state; this could result in a significant additional investment of time and money and increased implementation risk. Furthermore, we intend to rely on third parties to fulfill contractual obligations related to the upgrade of these systems. Failure of these third parties to fulfill their contractual obligations could lead to significant expenses or losses due to a disruption in business operations.

Our business may be harmed if our computer network security is compromised.

Despite our considerable efforts and technology to secure our computer network, security could be compromised, confidential information, such as customer credit card numbers, could be misappropriated, or system disruptions could occur. These events could lead to adverse publicity, loss of sales and could cause us to incur significant costs to reimburse third parties for damages which could impact profits. We are currently in the process of upgrading our systems and procedures to meet the Payment Card Industry ("PCI") data security standards, which require periodic audits by independent third parties to assess compliance. Failure to comply with the security requirements or rectify a security issue may result in fines and the imposition of restrictions on our ability to accept payment cards. There can be no assurance that we will be able to satisfy PCI security standards. In addition, PCI is controlled by a limited number of vendors who have the ability to impose changes in PCI's fee structure and operational requirements on us without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses.

Damage to our computer systems could severely impair our ability to manage our business.

Our operations depend on our ability to maintain and protect our computer systems on which we rely to manage our purchase orders, store inventory levels, web applications, accounting functions and other aspects of our business. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. We have computer systems in each of our stores, with the main database servers for our systems located in San Francisco, California, which exists on or near known earthquake fault zones. An earthquake or other disaster could have a material adverse impact on our business and operating results not only by damaging our stores or corporate headquarters, but also by damaging our main servers, which could disrupt our business for an indeterminate length of time.

Our failure to successfully manage our online businesses could have a negative impact on our business.

The operation of our online businesses depends on our ability to maintain the efficient and uninterrupted operation of our order-taking and fulfillment operations for our online stores. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, human error, changes in programming, natural disasters or adverse weather conditions. Our online businesses are generally vulnerable to additional risks and uncertainties associated with the Internet, including changes in required technology and other technical failures as well as changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Problems in any of these areas could result in a reduction in sales, increased selling, general and administrative expenses and damage to our reputation and brands.

Our growth will be hampered if we are unable to locate new stores and relocate existing stores in appropriate retail venues and shopping areas.

Our stores must be located in appropriate retail spaces in areas with demographic characteristics consistent with our customer base. These locations tend to be limited to malls and similar venues where the market for available space is very competitive. The location of acceptable store sites and the negotiation of acceptable lease arrangements require considerable time, effort and expense. Our ability to lease desirable retail space for expansion and relocation of stores, and to renew our existing store leases, on favorable economic terms is essential to our revenue and earnings growth. Approximately 100, 50, and 30 store leases will come up for renewal during fiscal 2008, 2009 and 2010, respectively. We are also in the process of negotiating lease terms for approximately 110 stores, which are currently operating under month-to-month terms. There can be no assurance that we will be able to achieve our store expansion goals, effectively manage our growth, successfully integrate the planned new stores into our operations, or profitably operate our new and remodeled stores. Failure to obtain and renew leases for a sufficient number of stores on acceptable terms would have a material adverse effect on our revenues and results of operations.

Our growth will be hampered if we are unable to successfully open new stores.

We plan to open approximately 100 new stores in fiscal 2008. Our growth depends in large part on our ability to successfully open new stores, which in turn is dependent on a number of factors, including our ability to hire and train skilled store operating and management teams and our ability to complete construction within planned timelines and budgets. There can be no assurance that we will successfully open the number of stores planned for fiscal 2008, and the resulting impact on our growth rate could materially affect the market price for our common stock.

Our comparable store sales fluctuate over time, which may cause the market price of our common stock to decline.

Our comparable store sales have fluctuated significantly in the past and are expected to fluctuate in the future. Our comparable store sales are affected by a number of factors including our merchandise assortment, economic conditions, weather conditions, timing of our promotional offerings, competition, and the overall retail environment. The investment community often tracks comparable store sales, so a decline or significant fluctuation in comparable store sales, or a failure to meet investor expectations of comparable store sales, could materially affect the market price of our common stock.

Our operating and financial performance in any given period might not meet the guidance that we have provided to the public.

We provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance gives investors and analysts a better understanding of management's expectations for the future, and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements that are subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate. If in the future our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock could significantly decline. Further, frequent changes in guidance could increase the volatility of our stock price.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in many United States, Canadian and Puerto Rican jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of uncertain tax positions. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, we expect that there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

We are also subject to sales and use taxes in many United States, Canadian and Puerto Rican jurisdictions. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may adversely impact the ultimate settlement of these tax positions and our financial results.

We may be a party to legal proceedings that could result in unexpected outcomes.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed against companies generally that contain class action allegations under federal and state wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles.

Assessing and predicting the outcome of these matters involve substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management's evaluations or predictions, could have a material adverse impact on our financial results.

Any terrorist act that impacts consumer shopping could have a material adverse effect on our business.

We are dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic in the malls where our stores are located. Any terrorist act that decreases the level of mall traffic or other shopping traffic could have a material adverse effect on our business.

Our performance is dependent on attracting and retaining a large and growing number of quality team members.

Many of those team members are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, minimum wage legislation, health care legislation and changing demographics. In addition, our labor costs are influenced by health care and workers' compensation costs, both of which have been rising in recent years. If we cannot hire enough qualified employees, or if there is a disruption in the supply of personnel we hire from third-party providers, especially during our peak season or certain high-volume events, our customer service levels and our operations could be negatively impacted.

We may be unable to protect our trademarks and other intellectual property rights.

We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. In order to more effectively protect them from infringement and to defend against claims of infringement, the marks are owned by a separate subsidiary whose purpose is to maintain and manage existing and future marks, thereby increasing their value to us. We are not aware of any material claims of infringement or material challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, trademarks and other proprietary rights of ours and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We may require external funding sources for operating funds in the future.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing and future credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, as we continue to grow, we might experience peak periods for our cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. In addition, our current credit facility expires in August 2008. Although we believe we will have access to debt and/or capital market funding as needed, such funds may not be available to us on advantageous terms. If the cost of such funds is greater than expected, it could adversely affect our expenses and our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company leases approximately 162,400 square feet of office space in a building in San Francisco, California, for its corporate offices. The lease expires on April 14, 2018. See Note 3 to the consolidated financial statements.

The Company owns a 444,000 square foot distribution center on 21 acres in Dixon, California. All products are distributed to our United States stores from this facility. The Company utilizes a third-party owned and operated distribution center in Burlington, Ontario, Canada for Canadian operations.

As of February 2, 2008, the Company's 786 stores included an aggregate of approximately 1,513,000 square feet of space. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. In most cases, leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses. Approximately 100, 50, and 30 store leases will come up for renewal during fiscal 2008, 2009 and 2010, respectively. The Company is also in the process of negotiating lease terms for approximately 110 stores, which are currently operating under month-to-month terms. As of February 2, 2008, we also operated three Gymboree Play & Music corporate-owned sites in California under leases that expire between fiscal 2008 and fiscal 2012. See Note 3 to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Our management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Gymboree Corporation's common stock is traded on The Nasdaq Stock Market LLC under the symbol "GYMB." The following table sets forth the quarterly high and low sale prices per share of our common stock over the last two fiscal years, as reported on The Nasdaq Stock Market LLC.

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$45.29	$34.66	$31.10	$20.78
Second Quarter	45.55	35.91	38.22	29.90
Third Quarter	44.09	29.10	48.65	28.69
Fourth Quarter	39.20	25.99	49.11	36.58

As of March 1, 2008, the number of holders of record of the Company's common stock totaled approximately 660. The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business or stock repurchases. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, our financial position and general business conditions. In addition, the Company is restricted from paying dividends under the terms of its existing credit facility. This credit facility also limits stock repurchases.

On January 23, 2007, the Board of Directors authorized the Company to utilize $50 million to purchase shares of the Company's outstanding common stock under a share repurchase program. In the first quarter of fiscal 2007, the Company completed this share repurchase program, having purchased a total of 1,295,338 shares of Company stock at an aggregate cost of $50 million, or approximately $38.57 per share. The Company retired the repurchased shares.

On April 17, 2007, the Board of Directors authorized the Company to utilize $50 million to purchase shares of the Company's outstanding common stock under an additional share repurchase program. In the second quarter of fiscal 2007, the Company completed this repurchase program, having purchased a total of 1,240,478 shares of Company stock at an aggregate cost of $50 million, or approximately $40.29 per share. The Company retired the repurchased shares.

On July 30, 2007, the Board of Directors authorized the Company to utilize $50 million to purchase shares of the Company's outstanding common stock under an additional share repurchase program. In the fourth quarter of fiscal 2007, the Company completed this share repurchase program, having purchased a total of 1,393,166 shares of Company stock at an aggregate cost of $50 million, or approximately $35.87 per share. The Company retired the repurchased shares.

On November 26, 2007, the Company's Board of Directors authorized the Company to utilize $25 million to purchase shares of the Company's outstanding common stock under a new share repurchase program. In the first quarter of fiscal 2008, the Company completed the share repurchase program having purchased a total of 761,755 shares at a cost of $25 million, or approximately $32.80 per share. The Company retired the repurchased shares.

Stock repurchases for the quarter ended February 2, 2008, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
Month #1 (November 4 - December 1)	373,330	$32.65	373,330	$13,747,000
Month #2 (December 2 - January 5)	400,000	$32.48	400,000	$ 747,000
Month #3 (January 6 - February 2)	—	—	—	$ 747,000
Total, February 2, 2008	773,330	$32.56	773,330	$ 747,000

The following graph compares the cumulative five-year total return to shareholders on The Gymboree Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index, and a peer group of 56 companies contained in SIC Codes 5600-5699. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on February 1, 2003 and tracks it through February 2, 2008.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG THE GYMBOREE CORPORATION, THE NASDAQ COMPOSITE INDEX
AND A PEER GROUP



$350
$300
$250
$200
$150
$100
$50
$0
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
The Gymboree Corporation
NASDAQ Composite
SIC Code 5600-5699 - Retail Apparel Etc.

* $100 invested on 2/1/03 in stock or 1/31/03 in index-including reinvestment of dividends.
Index calculated on month-end basis.

	2/1/03	1/31/04	1/29/05	1/28/06	2/3/07	2/2/08
THE GYMBOREE CORPORATION	100.00	102.52	88.01	174.26	316.83	272.16
NASDAQ COMPOSITE	100.00	156.40	156.66	177.31	192.91	187.21
SIC CODE 5600-5699 - RETAIL APPAREL ETC.	100.00	147.96	181.57	211.02	243.87	184.88

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The 56 companies included in the customized peer group are: Abercrombie & Fitch Company, Aeropostale Inc., American Eagle Outfitters, Ann Taylor Stores Corp., Bakers Footwear Group Inc., Big DOG Holdings Inc., Bluefly Inc., Brown Shoe Inc., Buckle Inc., Cache Inc., Carters Holdings Inc., Casual Male Retail Group Inc., Cato Corp., Charlotte Russe Holdings Inc., Charming Shoppes Inc., Chicos FAS Inc., Childrens Place Retail Stores Inc., Christopher & Banks Corp., Citi Trends Inc., Collective Brands Inc., Delias Inc., Dover Saddlery

Inc., Dress Barn Inc., DSW Inc., Eddie Bauer Holdings Inc., Finish Line Inc., Foot Locker Inc., Footstar Inc., Fredericks Of Hollywood Group Inc., The Gap Inc., Genesco Inc., The Gymboree Corporation, Harolds Stores Inc., Hartmarx Corp., Hot Topic Inc., J Crew Group Inc., Jo-Ann Stores Inc., Kuhlman Company Inc., Limited Brands Inc., Mothers Work Inc., New York & Company Inc., Nordstrom Inc., Pacific Sunwear California Inc., Parent Company, Ross Stores Inc., Shoe Carnival Inc., Shoe Pavilion Inc., Stage Stores Inc., Stein Mart Inc., Syms Corp., Talbots Inc., The Mens Wearhouse Inc., Tween Brands Inc., Wet Seal Inc., Wilsons The Leather Experts and Zumiez Inc.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data has been derived from the Consolidated Financial Statements of the Company. The Company's United Kingdom and Ireland (collectively "Europe") operations and its Janeville division have been presented as discontinued operations in the accompanying financial statements for fiscal years 2003 through 2006. Results of the Europe and Janeville operations in fiscal 2007 are insignificant and are included in continuing operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto.

	2007	2006	2005	2004	2003
(In thousands, except operating data and per share amounts)					
Statement of Operations Data:					
Net sales:					
Retail (1)	$ 909,410	$ 781,172	$ 656,546	$ 578,266	$ 537,625
Play & Music	11,404	10,466	10,946	10,753	11,647
Total net sales	920,814	791,638	667,492	589,019	549,272
Cost of goods sold, including buying and occupancy expenses	(478,020)	(407,180)	(372,158)	(353,510)	(322,652)
Gross profit	442,794	384,458	295,334	235,509	226,620
Selling, general and administrative expenses	(312,549)	(278,294)	(233,481)	(211,986)	(185,255)
Operating income	130,245	106,164	61,853	23,523	41,365
Interest income	2,609	5,314	2,221	1,022	652
Interest expense	(179)	(232)	(340)	(355)	(411)
Other income (expense), net	769	1,560	(75)	(82)	137
Income from continuing operations, before income tax	133,444	112,806	63,659	24,108	41,743
Income tax expense	(53,113)	(41,655)	(25,460)	(2,550)	(15,666)
Income from continuing operations, net of income tax	80,331	71,151	38,199	21,558	26,077
Loss from discontinued operations, net of income tax	—	(10,901)	(4,515)	(14,120)	(416)
Income before cumulative effect of change in accounting principle	80,331	60,250	33,684	7,438	25,661
Cumulative effect of change in accounting principle, net of income tax	—	—	—	1,206	—
Net income	$ 80,331	$ 60,250	$ 33,684	$ 8,644	$ 25,661
Basic income per share:					
Income from continuing operations, net of income tax	$ 2.79	$ 2.25	$ 1.21	$ 0.70	$ 0.88
Loss from discontinued operations, net of income tax	—	(0.34)	(0.14)	(0.46)	(0.01)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	0.04	—
Net income	$ 2.79	$ 1.90	$ 1.07	$ 0.28	$ 0.87
Diluted income per share:					
Income from continuing operations, net of income tax	$ 2.67	$ 2.15	$ 1.19	$ 0.69	$ 0.85
Loss from discontinued operations, net of income tax	—	(0.33)	(0.14)	(0.45)	(0.01)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	0.04	—
Net income	$ 2.67	$ 1.82	$ 1.05	$ 0.28	$ 0.83
Basic weighted average shares outstanding	28,797	31,647	31,485	30,747	29,656
Diluted weighted average shares outstanding	30,033	33,099	32,178	31,391	30,853
Operating Data:					
Number of stores at end of period	786	698	642	634	596
Net sales per gross square foot at period-end (2)	$ 595	$ 592	$ 549	$ 498	$ 498
Net sales per average store (3)	$1,146,000	$1,111,000	$1,018,000	$ 911,000	$ 902,000
Comparable store net sales increase (4)	7%	12%	9%	2%	1%
Balance Sheet Data:					
Working capital	$ 58,038	$ 161,710	$ 179,045	$ 106,538	$ 116,521
Total assets	397,184	454,208	424,778	351,699	302,400
Stockholders' equity	208,295	275,727	275,077	217,406	200,214

Notes:

(1) Net retail sales include revenues from the Company's retail stores, online stores and the Gymboree Visa program.

(2) Equals net retail sales, excluding revenues from the Gymboree Visa program, divided by total square feet of store space as of each fiscal year-end.

(3) Equals net retail sales, excluding revenues from the Gymboree Visa program, divided by stores open as of each fiscal year-end.

(4) A comparable store is one that has been open for a full 14 months. Stores that are relocated or expanded by more than 15% of their original square footage become comparable 14 months after final relocation or the completion of the expansion project. Comparable stores net sales include net sales from the Company's online stores. Comparable stores net sales were calculated on a 52-week basis for all periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this report. Except for historical information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements, and our actual results could differ materially from results that may be anticipated by such forward-looking statements. The principal factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors" and those discussed elsewhere in this report. We do not intend to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise.

General

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, JANIE AND JACK®, and CRAZY 8™ brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. As of February 2, 2008, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music. As of February 2, 2008, the Company had 786 stores, including 754 stores in the United States (including 565 Gymboree stores, 93 Janie and Jack shops, 82 Gymboree Outlet stores, and 14 Crazy 8 stores), 30 Gymboree stores in Canada and 2 stores in Puerto Rico. The Company also operates three online stores at *www.gymboree.com*, *www.janieandjack.com,* and *www.crazy8.com.*

The Company's net sales for fiscal 2007 increased to $920.8 million from $791.6 million in fiscal 2006 and $667.5 million in fiscal 2005. Net income totaled $80.3 million in fiscal 2007 compared to $60.3 million in fiscal 2006 and $33.7 million in fiscal 2005. Comparable store net sales (which include online stores), based on a 52-week period, increased 7% during fiscal 2007 versus 2006, 12% during fiscal 2006 versus 2005, and 9% during fiscal 2005 versus 2004.

The Company expects that future increases in net sales and net income will be dependent on, among other factors, its ability to:

- Expand its three newer growth concepts, Janie and Jack, Gymboree Outlet, and Crazy 8;
- Continue to reduce product costs while maintaining high-quality standards;
- Generate more sales to existing customers in the core Gymboree division through appropriate size expansions; growth of the Boy department business and increased Newborn product assortment; and
- Attract new customers through strategies such as direct mail campaigns and cross-brand marketing.

The Company's long-term growth will depend on the development and implementation of newer retail concepts such as Janie and Jack, Gymboree Outlet, and Crazy 8, as well as continued investment in its core retail brand, Gymboree. As such, the Company expects to continue to devote time and effort to evaluating, developing, and testing new concepts when it perceives opportunities in the marketplace. Such efforts inevitably require significant management attention at all phases of the process and, for those concepts that the Company determines to launch, significant capital expenditures and losses during the early years of operation. Fiscal 2007 results include an operating loss of $0.11 per diluted share related to the Company's new Crazy 8 concept. Such losses are expected to continue in fiscal 2008.

During 2008, the Company plans to open approximately 100 new stores, including 20 Gymboree stores, 40 Gymboree Outlet stores, 20 Janie and Jack shops, and 20 Crazy 8 stores. The Company also plans to remodel, relocate or expand approximately 20 Gymboree and Janie and Jack stores.

The Company's year-end is on the Saturday closest to January 31. Fiscal 2007, which included 52 weeks, ended on February 2, 2008. Fiscal 2006, which included 53 weeks, ended on February 3, 2007. Fiscal 2005, which included 52 weeks, ended on January 28, 2006. Management estimates that the 53rd week of fiscal 2006 contributed approximately $0.05 per diluted share to income from continuing operations.

Critical Accounting Policies

Critical accounting policies are those accounting policies and estimates that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Share-Based Compensation. In fiscal 2006, the Company adopted SFAS No. 123(R), *Share-Based Compensation* ("SFAS 123(R)") using the modified prospective transition method and began accounting for share-based compensation using a fair-valued based recognition method. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the fair value of the award and expensed over the requisite service period of the award. The Company recognizes share-based compensation expense on a straight-line basis for options and awards with time-based service conditions, and on an accelerated basis for awards with performance conditions (see Note 7). Determining the appropriate fair-value model, calculating the fair value of share-based awards at the grant date and amortizing the fair value over the requisite service period requires considerable judgment, including estimating stock price volatility, expected term and forfeiture rates. The Company develops its estimates based on historical data and market information, which can change significantly over time.

The Company uses the Black-Scholes option valuation model to value options and shares issued under the Company's Employee Stock Purchase Plan. Restricted stock units and shares are valued based on the fair market value of the Company's common stock on the date of grant. The Company estimates stock price volatility based on an average historical volatility of its stock. Expected term and forfeiture rate assumptions are also derived from historical data, giving consideration to expectations of future employee behavior. Had the Company used alternative valuation methodologies or assumptions, the amount expensed for share-based awards could be significantly different.

Inventory Valuation. The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and reduces prices to sell that merchandise. The Company takes a physical count of inventories in all stores once a year, and in some stores twice a year. The Company performs cycle counts of inventory for its retail distribution center and online stores throughout the year. The Company records an inventory shrink adjustment upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. Our inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

Asset Impairment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets at retail stores are reviewed for impairment once the related store has been open for a minimum of 18 to 36 months, depending on the brand. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed that are under long-term leases, the Company records a charge for lease buyout expense or the difference between its rent and the rate at which it expects to be able to sublease the properties and related cost, as appropriate. Most closures occur upon the lease expiration. The Company's estimate of future cash flows is based on experience and occasionally third-party advice or market data. However, these estimates can be affected by factors that are difficult to predict such as future store profitability, real estate demand and economic conditions.

Workers' Compensation. The Company is partially self-insured for workers' compensation insurance. The Company records a liability based on claims filed and an actuarially determined amount of claims incurred, but not yet reported. Any actuarial projection of losses concerning the Company's liability is subject to a high degree of variability due to external factors, including future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. If the actual amount of claims filed exceeds estimates, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Co-Branded Credit Card. The Company has co-branded credit card agreements (the "Agreements") with a third-party bank (the "Bank") and Visa U.S.A. Inc. for the issuance of a Visa credit card bearing the Gymboree brand and administration of an associated incentive program for cardholders. The program offers incentives to cardholders, including a 5% discount on purchases from Gymboree using the Gymboree Visa card and rewards in the form of a Gymboree gift card equal to 1% of total non-Gymboree purchases. The Bank is the sole owner of the accounts issued under the program and absorbs all losses associated with non-payment by the cardholder and any fraudulent usage of the accounts by third parties. The Company is responsible for redeeming the incentives, including the issuance of any gift cards. The Bank pays fees to the Company based on the number of credit card accounts opened and card usage and makes certain guaranteed minimum annual payments. Visa U.S.A. Inc. also pays fees to the Company based on card usage. Cardholder incentives are funded from the fees paid by the Bank to the Company. The Company recognizes revenues related to the Agreements as follows:

- New account fees are recognized as retail revenues on a straight-line basis over the average estimated life of the credit card relationship, currently estimated to be three years.
- Credit card usage fees are recognized as retail revenues as actual credit card usage occurs.
- Minimum guaranteed annual payments, which exceed amounts earned based on the number of accounts opened and card usage, are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship, currently estimated to be three years.
- Rewards earned are recorded as gift card liabilities and recognized as retail revenues when the gift cards are redeemed.

Revenue Recognition. Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Customers generally receive merchandise within a few days of shipment. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations and through its online stores. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card balances over three years old as other income. Customers may earn Gymbucks and redeem them for merchandise at a discount during the redemption period. One-half of the Gymbucks coupon value is earned by customers when the minimum purchase requirement is met during the earning period, and the other half is earned when the additional purchase requirement is met during the redemption period. A liability is recorded for all Gymbucks earned, but not redeemed, within an accounting period. Sales are presented net of a sales return reserve, which is estimated based on historical return trends. If actual returns or Gymbucks redemptions exceed or fall short of estimates, adjustments to sales returns and markdowns may be recorded in the future.

Income Taxes. The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions, such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Income tax contingencies are accounted for in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), and may require significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Fiscal 2007 Compared to Fiscal 2006

Net Sales

Net retail sales for fiscal 2007 increased to $909.4 million from $781.2 million in fiscal 2006, an increase of $128.2 million, or 16%. Comparable store sales increased 7%, primarily driven by a variety of factors including a positive response to the Company's direct marketing efforts and continued strength in sales from the Gymboree boy departments, Janie and Jack, and Gymboree Outlet. Non-comparable store sales increased due to net store and square footage growth of 88 stores and approximately 200,000 square feet, respectively. There were 786 stores open at the end of fiscal 2007 compared to 698 at the end of fiscal 2006.

Gymboree Play & Music net sales for fiscal 2007 increased to $11.4 million from $10.5 million in fiscal 2006. There were 559 Gymboree Play & Music sites at the end of fiscal 2007 (including three Company-operated sites), compared to 548 sites (including three Company-operated sites) at the end of fiscal 2006.

Gross Profit

Gross profit for fiscal 2007 increased to $442.8 million from $384.5 million in fiscal 2006. As a percentage of net sales, gross profit decreased 0.5 percentage points to 48.1% from 48.6% last year. This decrease was primarily due to lower full-priced selling, as a result of a more promotional retail environment in fiscal 2007, as well as the absence of the 53rd week in fiscal 2007 and relatively lower gross margins generated in the Crazy 8 division.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") expenses, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased to $312.5 million in fiscal 2007 from $278.3 million in fiscal 2006, an increase of $34.2 million, or 12%. SG&A as a percentage of sales decreased 1.3 percentage points to 33.9% from 35.2% in fiscal 2006. SG&A expenses in fiscal 2006 included a charge of $3.7 million related to the retirement of the Company's former Chairman and Chief Creative Officer (see Note 11). Excluding this item, SG&A as a percentage of sales decreased 0.8 percentage points to 33.9% from 34.7% in fiscal 2006. SG&A decreases as a percentage of sales for fiscal 2007 were primarily due to improved leveraging of store and corporate compensation expense (excluding share-based compensation), lower professional services fees and travel, partially offset by increases in marketing expenses and share-based compensation.

Interest Income

Interest income decreased to $2.6 million in fiscal 2007 from $5.3 million in fiscal 2006 resulting from lower average cash reserves due to the Company's stock repurchase programs over the past year.

Other Income (Expense), net

Other income of $0.8 million in fiscal 2007 primarily represents revenue related to unredeemed gift cards and amounts related to a favorable legal settlement. Other income in fiscal 2006 was primarily due to amounts related to a favorable legal settlement.

Income Taxes

Income tax expense for fiscal 2007 and 2006 resulted in effective tax rates of approximately 39.8% and 36.9%, respectively. The effective tax rate in fiscal 2006 benefited from reversing a valuation allowance of approximately $3.6 million related to state net operating loss ("NOL") carryforwards and other foreign tax attributes.

Fiscal 2006 Compared to Fiscal 2005

Net Sales

Net retail sales for fiscal 2006 increased to $781.2 million from $656.5 million in fiscal 2005, an increase of $124.7 million, or 19%. Comparable store sales increased 12% (on a 52-week basis), primarily driven by a variety of factors, including improved performance from the Company's kid and baby boy divisions, a substantial increase in direct-marketing efforts, and a more effective merchandising and promotional cadence throughout the year. Non-comparable store sales increased due to net store and square footage growth of 56 stores and 120,000 square feet, respectively. There were 698 stores open at the end of fiscal 2006 compared to 642 at the end of fiscal 2005.

Gymboree Play & Music net sales for fiscal 2006 decreased to $10.5 million from $10.9 million in fiscal 2005. There were 548 Gymboree Play & Music sites at the end of fiscal 2006 (including three Company-operated sites), compared to 545 sites (including four Company-operated sites) at the end of fiscal 2005.

Gross Profit

Gross profit for fiscal 2006 increased to $384.5 million from $295.3 million in fiscal 2005. As a percentage of net sales, gross profit increased 4.4 percentage points to 48.6% from 44.2% in fiscal 2005. This increase was primarily due to the reduction in product costs resulting from the Company's product cost reduction strategies, improved full price selling and the leveraging of buying and occupancy expenses.

Selling, General and Administrative Expenses

SG&A expenses increased to $278.3 million in fiscal 2006 from $233.5 million in fiscal 2005, an increase of $44.8 million or 19.2%. SG&A expense for fiscal 2006 includes approximately $8.4 million in share-based compensation expense as a result of the adoption of SFAS 123(R), $3.7 million related to the retirement of the Company's former Chairman and Chief Creative Officer, and a legal settlement charge of $1.3 million offset by approximately $500,000 of benefit arising from the finalization of payments to be made under a previously accrued lawsuit. Excluding these four items, SG&A as a percentage of sales decreased 1.5 percentage points in fiscal 2006 to 34% compared to fiscal 2005. SG&A savings as a percentage of sales for fiscal 2006 were generated from leveraging store compensation and depreciation, reduced professional fees and lower repair and maintenance costs, partially offset by increases in costs related to corporate compensation and the Company's additional marketing initiatives.

Interest Income

Interest income increased to $5.3 million in fiscal 2006 from $2.2 million in fiscal 2005 resulting from interest earned on higher average investment balances, as well as higher average interest rate yields compared to the prior year.

Other Income (Expense), net

Other income of $1.6 million in fiscal 2006 primarily represents amounts related to the favorable resolution of legal settlements.

Income Taxes

Income tax expense for fiscal 2006 and 2005 resulted in an effective tax rate of approximately 36.9% and 40.0%, respectively. The effective rate for fiscal 2006 includes approximately $3.6 million in tax benefit from the release of a valuation allowance related to state net operating loss carryforwards and other foreign tax attributes, which the Company expects to utilize as a result of its significant earnings improvement. In addition, the Company also recorded an increase in certain state reserves of approximately $1.9 million.

Discontinued Operations

Losses from discontinued operations in fiscal 2006 and 2005 relate primarily to the Company's Janeville division, which was closed in the fourth quarter of fiscal 2006. Losses for the Janeville division, before income tax, were approximately $17.5 million in fiscal 2006, and included operating losses as well as approximately $6.8 million for asset impairment, $4.8 million for lease disposition costs, $0.8 million for the cancellation of certain purchase commitments, and $0.3 million for severance to employees. Losses for the Janeville division, before income taxes, approximated $8.5 million in fiscal 2005. The Janeville losses were offset by income of approximately $1.1 million, before income taxes, related to the Company's United Kingdom and Ireland entities. Income generated from the United Kingdom and Ireland entities in fiscal 2005 primarily represents the favorable resolution of lease terminations in connection with the liquidation of the entities, and is partially offset by legal and accounting fees, as well as foreign exchange losses primarily related to the recognition of cumulative translation adjustments. See Note 2 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Cash and cash equivalents totaled $33.3 million and $27.5 million as of February 2, 2008 and February 3, 2007, respectively. Marketable securities totaled $129.3 million as of February 3, 2007. Working capital as of February 2, 2008 totaled $58.0 million as compared to $161.7 million as of February 3, 2007. The decreases in working capital and marketable securities resulted from the Company's share repurchase programs.

Net cash provided by operating activities for fiscal 2007 was $107.9 million compared to $121.7 million in fiscal 2006 and $97.4 million in fiscal 2005. The decrease in fiscal 2007 was primarily due to an increase in inventory purchases to support planned store and sales growth.

Net cash provided by investing activities for fiscal 2007 was $60.5 million compared to net cash used in investing activities of $52.9 million in fiscal 2006 and $114.5 million in fiscal 2005. Net cash provided by investing activities for fiscal 2007 consisted of $129.3 million in net marketable securities proceeds offset by $68.8 million in capital expenditures. Capital expenditures in fiscal 2007 related to the opening of 95 new stores, relocation, remodeling and/or expansion of 52 existing stores, store openings and relocations currently in progress, information technology improvements, and expansion of the Company's distribution center.

Net cash used in financing activities for fiscal 2007 was $164.3 million compared to $73.2 million in fiscal 2006 and net cash provided by financing activities of $18.8 million in fiscal 2005. The increase in fiscal 2007 was primarily due to $174.3 million in stock repurchases in fiscal 2007 discussed in more detail below.

The Company has an unsecured revolving credit facility for borrowings of up to $120 million. Borrowings available under this credit facility may not exceed $100 million from and after April 2, 2008. The credit facility, which expires in August 2008, may be used for the issuance of documentary and standby letters of credit, working capital and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 6.0% as of February 2, 2008) or the Eurodollar rate plus an additional marginal rate (a total of 4.65% as of February 2, 2008). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of February 2, 2008, the Company was in compliance with these covenants. As of February 2, 2008, there were no outstanding borrowings and $52.9 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during the fiscal year was $75.0 million.

During fiscal 2007, the Company repurchased 4,672,737 shares of common stock at a cost of approximately $174.3 million, or approximately $37.28 per share. During fiscal 2006, the Company repurchased 3,277,654 shares of common stock at a cost of approximately $110.0 million, or approximately $33.55 per share.

The Company estimates capital expenditures for fiscal 2008 will approximate $60 million and will be used to open approximately 100 new stores, including 20 Gymboree stores, 40 Gymboree Outlet stores, 20 Janie and Jack shops, 20 Crazy 8 stores, and to remodel, relocate or expand approximately 20 Gymboree and Janie and Jack stores, as well as to continue investment in the Company's new retail point of sale system, online stores and systems infrastructure upgrade and replacement. The Company's current plans for Gymboree, Janie and Jack, Gymboree Outlet and Crazy 8 will require increasing capital expenditures for new stores for the next several years.

We anticipate that cash generated from operations, together with our existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy our cash needs through fiscal 2008.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations as of February 2, 2008:

Contractual Obligations

($ in thousands)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Stand-by letters of credit	$ 4,978	$ —	$ —	$ —	$ 4,978
Operating leases (1):					
Minimum rental obligations	60,501	105,960	97,235	163,342	427,038
Other lease-required obligations	29,031	50,234	44,969	74,068	198,302
Inventory purchase obligations (2)	137,676	—	—	—	137,676
Other purchase obligations (3)	5,830	1,879	1,511	—	9,220
Total contractual cash obligations	$238,016	$158,073	$143,715	$237,410	$777,214

(1) Includes minimum rental obligations and other lease-required expenses such as utilities, real estate taxes and common area repairs and maintenance.

(2) Inventory purchase obligations include outstanding purchase orders for merchandise inventories that are enforceable and legally binding on the Company and that specify all significant terms (including fixed or minimum quantities to be purchased), fixed, minimum or variable price provisions, and the approximate timing of the transaction.

(3) Other purchase obligations include commitments for capital expenditures, information technology and professional services.

The Company adopted FIN 48 on the first day of fiscal 2007. As of February 2, 2008, the Company had unrecognized tax benefits of $6.9 million, accrued interest of $1.6 million, and accrued penalties of $0.5 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 157, *Fair Value Measurements*, which establishes a single authoritative definition of fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards, and accordingly, will not require any new fair value measurements. The Company will adopt SFAS 157 as of the beginning of fiscal 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will adopt SFAS 159 as of the beginning of fiscal 2008. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial position, results of operations, or cash flows.

Impact of Inflation

The impact of inflation on results of operations has not been significant in any of the last three fiscal years.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company enters into forward foreign exchange contracts to hedge inventory purchases. The term of the forward exchange contracts is generally less than one year. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar margins resulting from inventory purchases will be adversely affected by changes in exchange rates.

The table below summarizes the notional amounts and fair values of our open forward foreign exchange contracts in U.S. dollars as of February 2, 2008 and February 3, 2007.

	February 2, 2008		
(In thousands except weighted-average rate data)	Notional Amount	Fair Value Gain	Weighted Average Rate
Canadian dollars	$4,662	$ 6	$1.01
Total	$4,662	$ 6	

	February 3, 2007		
(In thousands except weighted-average rate data)	Notional Amount	Fair Value Gain	Weighted Average Rate
Canadian dollars	$3,743	$138	$0.85
Total	$3,743	$138	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008. We also have audited the Company's internal control over financial reporting as of February 2, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of February 2, 2008 and February 3,

2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 7 to the consolidated financial statements, in fiscal 2006, the Company changed its method of accounting for share-based payment arrangements to conform to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

As discussed in Note 6 to the consolidated financial statements, in fiscal 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 27, 2008

THE GYMBOREE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	February 2, 2008	February 3, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 33,313	$ 27,493
Marketable securities	—	129,325
Accounts receivable, net of allowance of $498 and $274	12,640	12,988
Merchandise inventories	119,523	104,293
Prepaid expenses	12,096	10,323
Deferred income taxes	11,652	9,298
Current assets of discontinued operations	—	126
Total current assets	189,224	293,846
Property and Equipment:		
Land and buildings	12,476	10,615
Leasehold improvements	186,777	164,546
Furniture, fixtures, and equipment	176,900	158,104
	376,153	333,265
Less accumulated depreciation and amortization	(190,796)	(183,014)
	185,357	150,251
Deferred Income Taxes	21,028	8,710
Lease Rights and Other Assets	1,575	1,401
Total Assets	$ 397,184	$ 454,208
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 52,915	$ 55,872
Accrued liabilities	70,282	66,334
Income tax payable	7,989	8,002
Current liabilities of discontinued operations	—	1,928
Total current liabilities	131,186	132,136
Long-Term Liabilities:		
Deferred rent and other liabilities	51,722	46,345
Unrecognized tax benefits	5,981	—
Total Liabilities	188,889	178,481
Commitments and Contingencies (see Note 3)	—	—
Stockholders' Equity:		
Common stock, including additional paid-in capital ($.001 par value: 100,000,000 shares authorized; 28,344,205 and 31,769,608 shares issued and outstanding at February 2, 2008 and February 3, 2007, respectively)	140,012	132,603
Retained earnings	67,340	144,097
Accumulated other comprehensive income (loss)	943	(973)
Total Stockholders' Equity	208,295	275,727
Total Liabilities and Stockholders' Equity	$ 397,184	$ 454,208

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Net sales:			
Retail	$ 909,410	$ 781,172	$ 656,546
Play & Music	11,404	10,466	10,946
Total net sales	920,814	791,638	667,492
Cost of goods sold, including buying and occupancy expenses	(478,020)	(407,180)	(372,158)
Gross profit	442,794	384,458	295,334
Selling, general and administrative expenses	(312,549)	(278,294)	(233,481)
Operating income	130,245	106,164	61,853
Interest income	2,609	5,314	2,221
Interest expense	(179)	(232)	(340)
Other income (expense), net	769	1,560	(75)
Income from continuing operations, before income tax	133,444	112,806	63,659
Income tax expense	(53,113)	(41,655)	(25,460)
Income from continuing operations, net of income tax	80,331	71,151	38,199
Loss from discontinued operations, net of income tax	—	(10,901)	(4,515)
Net income	$ 80,331	$ 60,250	$ 33,684
Basic per share amounts:			
Income from continuing operations, net of income tax	$ 2.79	$ 2.25	$ 1.21
Loss from discontinued operations, net of income tax	—	(0.34)	(0.14)
Net income	$ 2.79	$ 1.90	$ 1.07
Diluted per share amounts:			
Income from continuing operations, net of income tax	$ 2.67	$ 2.15	$ 1.19
Loss from discontinued operations, net of income tax	—	(0.33)	(0.14)
Net income	$ 2.67	$ 1.82	$ 1.05
Weighted average shares outstanding:			
Basic	28,797	31,647	31,485
Diluted	30,033	33,099	32,178

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 80,331	$ 60,250	$ 33,684
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,151	28,769	29,432
Provision (benefit) for deferred income taxes	(9,771)	(9,548)	6,725
Share-based compensation expense	16,381	10,619	316
Loss on disposal of property and equipment and other	687	6,818	1,514
Excess tax benefits from exercise of share-based awards	(3,330)	(8,475)	—
Tax benefit from exercise of stock options	3,841	11,577	5,477
Change in assets and liabilities:			
Accounts receivable	424	(797)	4,355
Merchandise inventories	(14,874)	(3,622)	(2,964)
Prepaid expenses and other assets	(1,777)	(6,641)	1,079
Accounts payable	(3,343)	10,757	5,503
Income tax payable	2,577	13,286	(1,740)
Accrued liabilities	3,964	8,403	11,423
Deferred rent and other liabilities	1,606	296	2,580
Net cash provided by operating activities	107,867	121,692	97,384
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales and maturities of marketable securities	508,978	1,245,226	568,225
Purchases of marketable securities	(379,653)	(1,259,551)	(653,225)
Capital expenditures	(68,794)	(38,722)	(29,583)
Other	—	189	89
Net cash provided by (used in) investing activities	60,531	(52,858)	(114,494)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	6,577	28,301	18,822
Excess tax benefits from exercise of share-based awards	3,330	8,475	—
Repurchases of common stock	(174,253)	(109,999)	—
Net cash (used in) provided by financing activities	(164,346)	(73,223)	18,822
Net Increase (Decrease) in Cash and Cash Equivalents	4,052	(4,389)	1,712
Effect of exchange rate fluctuations on cash	1,768	(155)	(274)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	27,493	32,037	30,599
End of Year	$ 33,313	$ 27,493	$ 32,037
NON-CASH INVESTING ACTIVITIES:			
Capital expenditures incurred, but not yet paid	$ 4,340	$ 6,587	$ 2,780
OTHER CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 58,573	$ 19,636	$ 12,354
Cash paid during the year for interest	$ 26	$ 67	$ 119

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED FEBRUARY 2, 2008, FEBRUARY 3, 2007, AND JANUARY 28, 2006
(Dollars in thousands)

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income / (Loss)	Total	Total Comprehensive Income
	Shares	Amount					
BALANCE AT JANUARY 29, 2005	31,112,066	31	66,707	150,915	(247)	217,406	
Issuance of common stock under equity incentive and purchase plans	1,662,794	2	18,821			18,823	
Share-based compensation			316			316	
Tax benefit from exercise of stock options			5,476			5,476	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					(628)	(628)	$ (628)
Net income				33,684		33,684	33,684
Comprehensive income							$33,056
BALANCE AT JANUARY 28, 2006	32,774,860	33	91,320	184,599	(875)	275,077	
Issuance of common stock under equity incentive and purchase plans	2,272,402	2	28,299			28,301	
Share-based compensation			10,619			10,619	
Stock repurchases	(3,277,654)	(3)	(9,244)	(100,752)		(109,999)	
Tax benefit from exercise of stock options and windfall tax benefits			11,577			11,577	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					(98)	(98)	$ (98)
Net income				60,250		60,250	60,250
Comprehensive income							$60,152
BALANCE AT FEBRUARY 3, 2007	31,769,608	32	132,571	144,097	(973)	275,727	
Adoption of FIN 48				(2,325)		(2,325)	
Issuance of common stock under equity incentive and purchase plans	1,247,334	1	6,576			6,577	
Share-based compensation			16,381			16,381	
Stock repurchases	(4,672,737)	(5)	(19,485)	(154,763)		(174,253)	
Tax benefit from exercise of stock options and windfall tax benefits			3,941			3,941	
Translation adjustments and unrealized net loss on cash flow hedges, net of tax					1,916	1,916	$ 1,916
Net income				80,331		80,331	80,331
Comprehensive income							$82,247
BALANCE AT FEBRUARY 2, 2008	28,344,205	$28	$139,984	$ 67,340	$ 943	$ 208,295	

See Notes to Consolidated Financial Statements.

THE GYMBOREE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of the Business

The Gymboree Corporation is a specialty retailer operating stores selling high-quality apparel, accessories and play programs for children. As of February 2, 2008, the Company conducted its business through five primary divisions: Gymboree, Gymboree Outlet, Janie and Jack, Crazy 8, and Gymboree Play & Music. The Company operates two reportable segments, retail stores and Gymboree Play & Music (see Note 9). As of February 2, 2008, the retail segment operated a total of 786 retail stores, including 754 stores in the United States (565 Gymboree stores, 82 Gymboree Outlet stores, 93 Janie and Jack shops, and 14 Crazy 8 stores), 30 stores in Canada and 2 stores in Puerto Rico, as well as three online stores at *www.gymboree.com, www.janieandjack.com, www.crazy8.com.*

Gymboree Play & Music offers children ages newborn to 5 years the opportunity to explore, learn and play in an innovative parent-child program. Gymboree Play & Music offers an array of classes developed by early childhood experts, as well as birthday parties and developmental toys, books and music. As of February 2, 2008, Gymboree Play & Music programs included three Company-operated play centers in California and 556 franchisee-operated play centers, of which approximately 48% are located in the United States.

Fiscal Year

The Company's year-end is on the Saturday closest to January 31. Fiscal 2007, which included 52 weeks, ended on February 2, 2008. Fiscal 2006, which included 53 weeks, ended on February 3, 2007. Fiscal 2005, which included 52 weeks, ended on January 28, 2006.

Basis of Presentation

The consolidated financial statements include The Gymboree Corporation and its subsidiaries, all of which are wholly owned (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less at date of purchase.

Marketable Securities

Marketable securities primarily consisted of auction rate securities, which the Company normally liquidates no later than 49 days from purchase in an auction process. These securities were held as available-for-sale. Unrealized gains and losses were not material as of February 3, 2007.

Accounts Receivable

The majority of the Company's accounts receivable are due from major credit card companies and are collected within 5 days. Also included in accounts receivable are amounts due from Gymboree Play & Music franchisees for royalties and consumer product sales, as well as amounts due from landlord construction allowances. Royalties are due within 30 days of each calendar quarter-end and receivables from consumer product sales are generally due upon shipment. Construction allowance receivable due dates vary. The Company estimates its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due and the Company's previous loss history. The provision for doubtful accounts receivable is included in selling, general and administrative expenses. A summary of activity in the allowance for doubtful accounts is as follows:

Dollars in thousands	**Fiscal 2007**	**Fiscal 2006**	**Fiscal 2005**
Balance at beginning of year	$ 274	$ 322	$ 192
Provision for doubtful accounts receivable	326	67	283
Accounts written off	(102)	(115)	(153)
Balance at end of year	$ 498	$ 274	$ 322

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and marketable securities. At times, cash balances held at financial institutions are in excess of federally insured limits.

Estimated Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, marketable securities, receivables, and payables approximates their estimated fair values due to the short maturities of these instruments.

Merchandise Inventories

Merchandise inventories are recorded under the lower of cost or market method, determined on a weighted-average basis. The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and reduces prices to sell that merchandise. The Company takes a physical count of inventories in all stores once a year, and in some stores twice a year. The Company performs cycle counts of inventory for its retail distribution center and online stores throughout the year. The Company records an inventory shrink adjustment upon physical counts and also provides for estimated shrink adjustments for the period between the last physical inventory count and each balance sheet date. Our inventory shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately three to 25 years, except for the Company's distribution center in Dixon, California, which has a useful life of 39 years. Leasehold improvements, which include internal payroll costs for employees dedicated to real estate construction projects, are amortized over the lesser of the applicable lease term, which range from five to 13 years, or the estimated useful life of the improvements. Software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are amortized using the straight-line method based on an estimated useful life of three to 7 years. Construction in progress was $9.4 million and $10.1 million as of February 2, 2008 and February 3, 2007, respectively.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed, which are under long-term leases, the Company records a charge for lease buyout expense or the difference between its rent and the rate at which it expects to be able to sublease the properties and related costs, as appropriate. Most closures occur upon the lease expiration. The estimate of future cash flows is based on historical experience and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. The Company's asset retirement obligations relate to restoration provisions in leases for retail store locations and the Company's corporate offices and are not significant.

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company is subject to periodic audits by the Internal Revenue Service and other taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Income tax contingencies are accounted for in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), and may require significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

Lease Rights

Lease rights are costs incurred to acquire the right to lease a specified property and are recorded at cost and amortized over the term of the lease, starting at the time the Company takes physical possession of the property.

Intangible Assets

Intangible assets include costs incurred to register trademarks and service marks. These assets have been assigned an indefinite life and are reviewed for impairment on an annual basis. Intangible assets approximated $0.8 million and $0.6 million as of February 2, 2008 and February 3, 2007, respectively.

Rent Expense

Many of the Company's operating leases contain free rent periods and predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, starting at the time the Company takes physical possession of the property.

Construction Allowance

As part of many lease agreements, the Company receives construction allowances from landlords. The construction allowances are included in deferred rent and other liabilities and are amortized as a reduction of rent expense on a straight-line basis over the term of the lease, starting at the time the Company takes physical possession of the property. Construction allowances of $8.3 million, $6.0 million and $6.0 million were granted in fiscal 2007, 2006 and 2005, respectively.

Workers' Compensation Liabilities

The Company is partially self-insured for workers' compensation insurance. The Company records a liability based on claims filed and an actuarially determined amount of claims incurred, but not yet reported. This liability approximated $1.8 million and $2.0 million as of February 2, 2008 and February 3, 2007, respectively. Any actuarial projection of losses is subject to a high degree of variability due to external factors, including future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. If the actual amount of claims filed exceeds our estimates, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rates effective on the balance sheet date. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as other comprehensive income within stockholders' equity. Foreign currency translation adjustments related to the discontinued United Kingdom and Ireland entities have been recognized as foreign exchange losses upon substantial liquidation of those entities in fiscal 2005, and are included in losses from discontinued operations in the accompanying consolidated statements of income (see Note 2) for fiscal 2006 and fiscal 2005.

Store Preopening Costs

Store preopening costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expense, including costs related to direct mail campaigns, totaled approximately $18.2 million, $12.6 million and $6.4 million in fiscal 2007, 2006 and 2005, respectively.

Revenue Recognition

Revenue is recognized at the point of sale in retail stores. Online revenue is recorded when the Company estimates merchandise is delivered to the customer. Customers generally receive merchandise within a few days of shipment. Sales are presented net of a sales return reserve. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. The Company also sells gift cards in its retail store locations and through its websites. Revenue is recognized in the period that the gift card is redeemed. The Company recognizes unredeemed gift card balances over three years old as other income. Customers may earn Gymbucks and redeem them for merchandise at a discount during the redemption period. One-half of the Gymbucks coupon value is earned by customers when the minimum purchase requirement is met during the earning period, and the other half is earned when the additional purchase requirement is met during the redemption period. A liability is recorded for all Gymbucks earned, but not redeemed within an accounting period. Net retail sales include revenue from the Company's co-branded credit card (see Note 10). The Company presents taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

For the Gymboree Play & Music operations, initial franchise and transfer fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise or transfer fee, in the form of cash and/or a note payable, the franchisee has fully executed a franchise agreement and the Company has substantially completed its obligations under such agreement. The Company receives royalties based on each domestic franchisee's gross receipts from operations and based on fees paid by international sub-franchisees to the master franchisee. Such royalty fees are recorded when earned. The Company also recognizes revenues from consumer products and equipment sold to franchisees at the time the products or equipment are shipped to the franchisees.

A summary of activity in the sales return reserves is as follows:

Dollars in thousands	Fiscal 2007	Fiscal 2006	Fiscal 2005
Balance at beginning of year	$ 1,754	$ 1,534	$ 1,503
Provision for sales returns	22,444	19,274	17,416
Actual sales returns	(22,452)	(19,054)	(17,385)
Balance at end of year	$ 1,746	$ 1,754	$ 1,534

Share-Based Compensation

Had the Company recorded compensation expense for its equity incentive plans and the Employee Stock Purchase Plan based on the fair value method consistent with the method of SFAS 123, income from continuing operations and income from continuing operations per share would have been as follows for fiscal 2005:

	Year Ended January 28, 2006
	(In thousands, except per share data)
Income from continuing operations, as reported	$38,199
Add: Share-based employee compensation expense, net of related tax effects	197
Deduct: Total share-based employee compensation expense determined under fair value based method, for awards granted or settled, net of related tax effects	(3,351)
Pro forma income from continuing operations	$35,045
Basic income from continuing operations per share	
As reported	$ 1.21
Pro forma	1.11
Diluted income from continuing operations per share	
As reported	$ 1.19
Pro forma	1.09

Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and fluctuations in the fair market value of certain derivative financial instruments and is shown in the consolidated statements of stockholders' equity.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, requires that each derivative instrument be recorded on the balance sheet as either an asset or liability and measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized in earnings or accumulated other comprehensive income, depending on whether the derivative qualifies for hedge accounting treatment. The Company enters into forward foreign exchange contracts to hedge certain inventory purchases. The term of the forward exchange contracts is generally less than one year. The purpose of our foreign currency hedging activities is to protect the Company from the risk that the eventual dollar margins resulting from inventory purchases will be adversely affected by changes in exchange rates. Accumulated other comprehensive income includes approximately $125,000 in unrealized losses and $112,000 in unrealized gains related to hedging activity as of February 2, 2008 and February 3, 2007, respectively. Amounts recognized in other comprehensive income are amortized to cost of sales over a three month period.

Income Per Share

Basic income per share is calculated by dividing net income for the year by the number of weighted-average common shares outstanding for the year. Diluted income per share includes the effects of dilutive instruments, such as stock options and restricted stock, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding.

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method:

	Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(In thousands)	
Shares used to compute basic EPS	28,797	31,647	31,485
Add: effect of dilutive securities	1,236	1,452	693
Shares used to compute diluted EPS	30,033	33,099	32,178

Share-based awards excluded from the computation of weighted-average shares due to their anti-dilutive effect totaled 13,579, 29,954 and 2,058,245 in fiscal 2007, 2006 and 2005, respectively.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which establishes a single authoritative definition of fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards and accordingly, will not require any new fair value measurements. The Company will adopt SFAS 157 as of the beginning of fiscal 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will adopt SFAS 159 as of the beginning of fiscal 2008. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial position, results of operations, or cash flows.

2. Discontinued Operations

On October 4, 2006, the Board of Directors authorized the Company to proceed with the closure of its Janeville division (17 stores), as a result of the division's inability to achieve the level of financial performance expected by management and the desire to focus existing resources on other opportunities. All Janeville stores closed in the fourth quarter of fiscal 2006. The Company closed its Gymboree operations in the United Kingdom and Ireland (collectively "Europe" operations) in fiscal 2004. The results of the Europe and Janeville operations have been presented as discontinued operations in the accompanying financial statements for fiscal years 2006 and 2005. Results of the Europe and Janeville operations in fiscal 2007 are insignificant and are included in continuing operations.

Results from discontinued operations, net of income tax, were as follows:

	Year Ended February 3, 2007		
	Janeville	Europe	Total
	(In thousands)		
Net retail sales	$ 13,069	$ —	$ 13,069
Income (loss) from discontinued operations	$(17,538)	$ 132	$(17,406)
Income tax benefit (expense)	6,792	(287)	6,505
Loss from discontinued operations, net of income tax	$(10,746)	$ (155)	$(10,901)

	Year Ended January 28, 2006		
	Janeville	Europe	Total
	(In thousands)		
Net retail sales	$ 10,961	$ —	$ 10,961
Income (loss) from discontinued operations	$ (8,490)	$1,130	$ (7,360)
Income tax benefit (expense)	3,185	(340)	2,845
Income (loss) from discontinued operations, net of income tax	$ (5,305)	$ 790	$ (4,515)

Losses for the Janeville division in fiscal 2006 included operating losses, as well as approximately $6.8 million for asset impairment, $4.8 million for lease disposition costs, $0.8 million for the cancellation of certain purchase commitments, and $0.3 million for employee severance. Losses from the Janeville division in fiscal 2005 represent results of operations. Income generated from the United Kingdom and Ireland entities in fiscal 2005 primarily represents the favorable resolution of lease terminations in connection with the liquidation of the entities, and is partially offset by legal and accounting fees, as well as foreign exchange losses primarily related to the recognition of cumulative translation adjustments.

3. Commitments and Contingencies

The Company leases its retail store locations, corporate headquarters, and certain fixtures and equipment under operating leases. The leases expire at various dates through fiscal 2019. Store leases typically have 10-year terms and include a cancellation clause if minimum revenue levels are not achieved during a specified 12-month period during the lease term. In most cases, leases are structured with a minimum rent component plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require the Company to pay insurance, utilities, real estate taxes, and common area repair and maintenance expenses.

Future minimum lease payments under operating leases at February 2, 2008 are as follows:

Fiscal	(In thousands)
2008	$ 89,532
2009	80,760
2010	75,433
2011	73,339
2012	68,865
Later years	237,410
Total	$625,339

Rent expense for all operating leases totaled $87.3 million, $75.5 million and $69.5 million in fiscal 2007, 2006 and 2005, respectively, which includes common area maintenance expenses, real estate taxes, utilities, percentage rent expense and other lease required expenses of $31.4 million, $27.1 million and $24.6 million for fiscal 2007, 2006 and 2005, respectively. Percentage rent expense was approximately $0.8 million, $0.8 million and $0.4 million in fiscal 2007, 2006 and 2005, respectively.

The Company is subject to various other legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results in any of these legal proceedings, either individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

4. Borrowing Arrangements

The Company has an unsecured revolving credit facility for borrowings of up to $120 million. Borrowings available under this credit facility may not exceed $100 million from and after April 2, 2008. The credit facility, which expires in August 2008, may be used for the issuance of documentary and standby letters of credit, working capital and capital expenditure needs. The interest rate for each borrowing under the facility will be, at the option of the Company, a base rate plus an additional marginal rate (a total of 6.0% as of February 2, 2008) or the Eurodollar rate plus an additional marginal rate (a total of 4.65% as of February 2, 2008). This credit facility requires the Company to meet financial covenants on a quarterly basis, limits annual capital expenditures, restricts the payment of dividends, and limits stock repurchases. As of February 2, 2008, the Company was in compliance with these covenants. As of February 2, 2008, there were no outstanding borrowings and $52.9 million of documentary and standby letters of credit were outstanding. The maximum amount of documentary and standby letters of credit outstanding during the fiscal year was $75.0 million.

Total interest expense charged to operations during fiscal 2007, 2006 and 2005 was approximately $0.2 million, $0.2 million and $0.3 million, respectively.

5. Accrued Liabilities

Accrued liabilities consist of the following:

	February 2, 2008	February 3, 2007
	(In thousands)	
Store operating expenses and other	$25,061	$27,167
Employee compensation	20,168	19,393
Gift card liabilities and merchandise credits	17,378	13,231
Deferred revenue related to Gymboree Visa program	5,683	3,996
Sales taxes	1,992	2,547
Total	$70,282	$66,334

6. Income Taxes

The provision for income taxes consists of the following:

	2007	2006	2005
		(In thousands)	
Current:			
Federal	$ 52,844	$41,990	$17,662
State	7,570	7,422	2,451
Foreign	2,905	1,766	126
Total current	63,319	51,178	20,239
Deferred:			
Federal	(10,777)	(3,861)	4,383
State	(45)	(4,935)	838
Foreign	616	(727)	—
Total deferred	(10,206)	(9,523)	5,221
Total provision	$ 53,113	$41,655	$25,460
Total provision (benefit):			
Continuing operations	$ 53,113	$41,655	$25,460
Discontinued operations	—	(6,505)	(2,845)
	$ 53,113	$35,150	$22,615

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate for continuing operations is as follows:

	2007	2006	2005
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of income tax benefit	4.5	4.2	2.9
Favorable settlement of certain state tax uncertainties	(0.7)	—	—
Increase (decrease) in valuation allowances	(0.2)	(3.2)	0.5
Reconciliation to prior year returns and other	1.2	0.9	1.6
Effective tax rate	39.8%	36.9%	40.0%

The amount of pre-tax income attributable to foreign operations for fiscal 2007, 2006 and 2005 was $12.0 million, $10.0 million and $4.9 million, respectively.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows:

	February 2, 2008	February 3, 2007
	(In thousands)	
Deferred tax assets:		
Inventory valuation	$ 4,644	$ 2,660
Deferred revenue	10,816	5,510
Accrued reserves	12,198	6,016
Deferred rent	6,850	6,571
State net operating loss carryforwards	2,070	3,547
Other	2,520	68
	39,098	24,372
Deferred tax liabilities:		
Prepaid expenses	(1,632)	(1,353)
State taxes	(1,158)	(1,346)
Fixed asset basis differences	(1,516)	(2,575)
Other	(1,923)	(564)
	(6,229)	(5,838)
Total	32,869	18,534
Valuation allowance	(189)	(526)
Net deferred tax assets	$32,680	$18,008

Using its best estimates, the Company has recorded a valuation allowance of $189,000 at February 2, 2008 on certain of its deferred tax assets including state net operating losses as it is more likely than not that they will not be realized. As of February 2, 2008, the Company has state net operating loss carryovers of approximately $46.9 million for tax purposes. These net operating loss carryovers will expire between 2008 and 2024. The utilization of such net operating losses may be subject to a substantial annual limitation due to any future "changes in ownership" as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state and foreign provisions. Should the Company become subject to this annual limitation, it may result in the expiration of the net operating loss carryovers before utilization.

The adoption of FIN 48 as of February 4, 2007 (the first day of fiscal 2007) resulted in the recognition of a $2.3 million decrease to retained earnings. As of February 2, 2008 the Company had unrecognized tax benefits of $6.9 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in thousands):

	(In thousands)
Balance at February 4, 2007	$ 6,946
Increases based on tax positions related to the current year	1,224
Increases based on tax positions related to prior years	570
Decreases based on tax positions related to prior years	(241)
Tax settlements	(1,752)
Lapsed statutes of limitations	(138)
Increases based on currency translation adjustments	265
Balance at February 2, 2008	$ 6,874

All unrecognized tax benefits at February 2, 2008, will reduce the Company's effective tax rate if recognized in future periods.

The Company recognizes interest and penalties on income taxes in income tax expense. Income tax expense in fiscal 2007 included a benefit of $147,000 related to interest expense on income taxes, and included a benefit of $324,000 related to penalties on income taxes. As of February 2, 2008, the Company had a liability for interest on income taxes of $1.6 million and a liability for penalties on income taxes of $475,000.

The Company does not anticipate that total unrecognized tax benefits will significantly change prior to the end of fiscal 2008.

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company's foreign affiliates file income tax returns in various foreign jurisdictions, the most significant of which is Canada. The Company's tax years for 2004, 2005 and 2006 are subject to examination by the tax authorities. With few exceptions, the Company is no longer subject to United States federal, state, local or foreign examinations by tax authorities for tax years before 2004.

7. Stockholders' Equity

Stock Plans

Effective January 29, 2006, the Company adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost for (1) all share-based payments granted prior to, but not vested as of January 28, 2006, is based on the grant date fair value estimated in accordance with the original pro forma footnote disclosure provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 28, 2006, is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recognizes compensation expense on a straight-line basis for options and awards with time-based service conditions, and on an accelerated basis for awards with performance conditions.

Share-based compensation expense is included as a component of selling, general and administrative expenses and consists of the following:

	Year Ended	
	February 2, 2008	February 3, 2007
	(in millions)	
Stock options	$ 2.6	$ 7.0*
Restricted stock awards and units	13.4	3.3
Employee stock purchase plan	0.4	0.3
Total	$16.4	$10.6

* Share-based compensation expense for fiscal 2006 included a charge of $2.2 million related to the retirement of the Company's former Chairman and Chief Creative Officer (see Note 11).

In the fourth quarter of fiscal 2007, the Company identified an error in its accounting for restricted stock awards with performance conditions that were granted earlier in fiscal 2007. As a result, an adjustment of approximately $3.2 million to increase selling, general and administrative expense was recorded to correct the amortization method the Company used to recognize compensation expense for such restricted stock awards. Performance-based restricted stock awards are required to be amortized on an accelerated basis (treating each vesting tranche of a performance award as a separate award with its own requisite service period) compared to the straight-line method the Company had used during the first three quarters of fiscal 2007. The Company recorded this adjustment in the fourth quarter of fiscal 2007 as the amounts were not material to the results of any prior quarter of fiscal 2007.

The Company recognized an income tax benefit related to share-based compensation expense of approximately $3.8 and $3.4 million for fiscal 2007 and 2006, respectively (including approximately $0.8 million in fiscal 2006 related to the retirement of the Company's former Chairman and Chief Creative Officer discussed in Note 11).

Prior to the adoption of SFAS 123(R), the Company presented all benefits of tax deductions resulting from the exercise of share-based compensation as operating cash flows in the Statements of Cash Flows. SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those awards (excess tax benefits) to be classified as financing cash flows. For fiscal 2007 and 2006, the Company reported $3.3 and $8.5 million, respectively, in excess tax benefits as a financing cash inflow.

Equity Incentive Plan

The Company's 2004 Equity Incentive Plan (the "2004 Plan"), provides for grants to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, for grants of non-statutory stock options to employees, consultants and non-employee directors of the Company, and for grants of other types of equity incentive compensation, such as restricted stock and restricted stock units. There are 3,702,867 shares of common stock currently reserved for issuance under the 2004 Plan. There were 281,136 shares available for the grant of awards under the 2004 Plan at February 2, 2008. The Company's policy is to issue new shares for restricted stock awards, upon exercise of stock options, on payment of restricted stock units, and for purchases under the 1993 Employee Stock Purchase Plan ("Purchase Plan").

Stock Options

The following table summarizes stock option activity during fiscal 2007, 2006, and 2005:

	Number of shares (in thousands)	Weighted average exercise price per share	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 29, 2005	5,234	$13.98		
Granted	1,004	13.93		
Exercised	(1,589)	11.69		
Forfeited	(431)	14.86		
Expired	(347)	17.31		
Outstanding at January 28, 2006	3,871	$14.51		
Granted	21	23.45		
Exercised	(1,848)	14.92		
Forfeited	(220)	14.17		
Expired	(24)	22.15		
Outstanding at February 3, 2007	1,800	$14.13		
Exercised	(359)	15.09		
Forfeited	(69)	14.13		
Expired	(3)	10.32		
Outstanding at February 2, 2008	1,369	$13.89	6.24	$34,129
Vested and Expected to Vest at February 2, 2008 (1)	1,352	$13.86	6.23	$33,719
Exercisable at February 2, 2008	993	$13.94	5.91	$24,701

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options outstanding.

Options granted pursuant to the 2004 Plan have been granted at exercise prices equal to the fair market value of common stock on the date of grant. The options have a term of ten years and generally vest over a four-year period.

The fair value of option grants issued under equity incentive plans and rights to purchase shares under the Purchase Plan are estimated on the date of grant using the Black-Scholes option valuation model. For purposes of this model, no dividends have been assumed. Expected stock price volatilities are estimated based on the Company's historical volatility. The risk-free interest rates are based on United States Treasury yields in effect at the time of the grant for notes with comparable terms as the awards. The expected term of options granted is based on analyses of historical employee termination rates and option exercises, giving consideration to expectations of future employee behavior. The expected term of rights to purchase shares under the Purchase Plan is based on the length of the purchase period. Assumptions used in the Black-Scholes valuation model are presented below:

	Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Expected dividend rate	0.0%	0.0%	0.0%
Expected volatility—Stock options	N/A	42.3%	45.6%
Expected volatility—Purchase Plan	46.2%	42.3%	45.5%
Risk-free interest rate—Stock options	N/A	4.6%	3.3%
Risk-free interest rate—Purchase Plan	4.0%	4.8%	3.7%
Expected lives (years)—Stock options	N/A	4.1	4.0
Expected lives (years)—Purchase Plan	0.50	0.67	0.50

The weighted-average fair value per share of options granted during fiscal 2006 and 2005 were $9.26, and $5.53, respectively. The total intrinsic value of options exercised during fiscal 2007, 2006, and 2005 were $8.6 million, $33.0 million, and $15.1 million, respectively.

As of February 2, 2008, there was $2.0 million of total unrecognized compensation cost, before income taxes, related to nonvested stock options, that is expected to be recognized over a weighted-average period of 1.1 years.

The following table summarizes information about stock options outstanding at February 2, 2008:

Options Outstanding						Options Exercisable	
Range of Exercise Prices			Number of Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable As of 2/2/08	Weighted Average Exercise Price
$ 2.81		$11.49	88,350	3.3	$ 6.66	79,684	$ 6.14
11.50		11.66	279,292	6.8	11.66	179,005	11.66
11.77		12.24	227,891	7.1	12.13	126,195	12.13
12.39		13.66	153,308	7.0	13.00	101,454	13.00
13.72		15.70	137,597	5.4	15.14	126,160	15.15
15.73		15.73	500	4.6	15.73	500	15.73
15.76		15.76	147,196	5.5	15.76	147,196	15.76
15.80		17.02	180,067	6.8	16.86	102,742	16.83
17.07		22.68	138,046	6.0	18.38	119,737	18.24
22.91		27.06	17,026	4.8	25.02	10,650	25.64
$ 2.81	to	$27.06	1,369,273	6.2	$13.89	993,323	$13.94

Restricted Stock and Restricted Stock Units

Restricted stock has the same voting rights as other common stock and are issued and outstanding shares. Restricted stock units do not have voting rights, and the underlying shares are not considered to be issued and outstanding until vested. Restricted stock and restricted stock units generally vest over a four-year period. The fair values of restricted stock and restricted stock units are based on the fair value of the Company's common stock on the date of grant.

In fiscal 2007, the Company granted 800,668 shares of restricted stock and 115,200 restricted stock units, including 790,000 shares of restricted stock and 91,500 restricted stock units that are subject to performance based vesting for fiscal 2007. Measurement of Company performance conditions will determine the total number of restricted shares and restricted stock units that could ultimately vest over four years for these performance awards. The satisfaction of the performance conditions will be finally determined during the first quarter of fiscal 2008 based on fiscal 2007 results. In fiscal 2006, the Company granted 590,915 shares of restricted stock and restricted stock units, 280,000 of which were subject to performance conditions satisfied in fiscal 2006. The Company also granted 50,000 shares of restricted stock with time-based service conditions in fiscal 2005.

Restricted stock award activity during fiscal 2007, 2006, and 2005 is summarized as follows:

	Restricted Stock Awards	
	Number of shares (in thousands)	Weighted average grant date fair value per share
Nonvested at January 29, 2005	50	$12.60
Granted	50	13.19
Nonvested at January 28, 2006	100	12.90
Granted	391	22.41
Vested	(25)	12.60
Nonvested at February 3, 2007	466	20.90
Granted	801*	36.89
Vested	(138)	20.02
Nonvested at February 2, 2008	1,129	32.35

* Restricted stock granted in fiscal 2007 included 790,000 shares subject to performance conditions for fiscal 2007, which will determine the total number of shares that could ultimately vest over four years. The Company cancelled 329,167 of these shares in March 2008, as the related performance targets were not met.

As of February 2, 2008, there was $12.7 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.7 years.

The following table summarizes restricted stock unit activity during fiscal 2007 and 2006:

	Restricted Stock Units	
	Number of shares (in thousands)	Weighted average grant date fair value per share
Nonvested at January 28, 2006	—	$ —
Granted	200	24.65
Forfeited	(9)	27.19
Nonvested at February 3, 2007	191	24.53
Granted	115*	40.16
Vested	(47)	37.73
Forfeited	(22)	35.38
Nonvested at February 2, 2008	237	28.49

* Restricted stock units granted in fiscal 2007 included 91,500 units subject to performance conditions for fiscal 2007, which will determine the total number of restricted stock units that could ultimately vest over four years. The satisfaction of the performance conditions will be finally determined during the first quarter of fiscal 2008 based on fiscal 2007 results.

As of February 2, 2008, there was $4.0 million of unrecognized compensation cost, before income taxes, related to nonvested restricted stock units, which is expected to be recognized over a weighted-average period of 2.0 years.

1993 Employee Stock Purchase Plan

We have reserved a total of 1,025,278 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. There were 39,636, 34,105 and 23,852 shares issued under the Purchase Plan in fiscal 2007, 2006 and 2005, respectively. As of February 2, 2008, there was approximately $185,000 of unrecognized compensation cost, before income taxes, related to the Purchase Plan, which is expected to be recognized in fiscal 2008.

8. 401(k) Plan

The Company maintains a voluntary defined contribution 401(k) profit-sharing plan (the "Plan") covering employees who have met certain service and eligibility requirements. Employees may elect to contribute up to 100% of their compensation to the Plan, not to exceed the dollar limit set by law. The Company contributes $1.00 to the Plan for each $1.00 contributed by an employee, up to 4% of the employee's salary. The Plan permits employees to invest in the Company's common stock with a limitation of 20% of their total investment. There are restrictions for certain employees trading Company stock. Matching contributions to the Plan totaled approximately $2,315,000, $2,196,000 and $1,467,000 in fiscal 2007, 2006 and 2005, respectively.

9. Segments

The Company has two reportable segments: retail stores and Gymboree Play & Music. The retail stores segment includes four brands which sell high-quality apparel: Gymboree (including an online store), Gymboree Outlet, Janie and Jack (including an online store), and Crazy 8 (including an online store). Corporate overhead (costs related to our distribution center and shared corporate services) is also included in the retail stores segment. The Company attributes revenues to individual countries based on selling location. The following table provides the summary financial data of each reportable segment excluding discontinued operations (in thousands):

	Year ended February 2, 2008		
	Retail Stores	Play & Music	Total
Net sales	$909,410	$11,404	$920,814
Depreciation and amortization	30,704	447	31,151
Operating income	126,743	3,502	130,245
Total assets	391,642	5,542	397,184
Capital expenditures	68,681	113	68,794

	Year ended February 3, 2007		
	Retail Stores	Play & Music	Total
Net sales	$781,172	$10,466	$791,638
Depreciation and amortization	27,308	451	27,759
Operating income	103,285	2,879	106,164
Total assets	450,208	3,874	454,082
Capital expenditures	38,586	96	38,682

	Year ended January 28, 2006		
	Retail Stores	Play & Music	Total
Net sales	$656,546	$10,946	$667,492
Depreciation and amortization	27,703	493	28,196
Operating income	58,899	2,954	61,853
Total assets	405,857	5,768	411,625
Capital expenditures	27,796	402	28,198

Net retail sales from our Canadian subsidiary amounted to $41.3 million, $33.0 million and $27.5 million in fiscal 2007, 2006, and 2005, respectively. Long-lived assets held by our Canadian subsidiary amounted to $3.1 million and $2.3 million as of February 2, 2008 and February 3, 2007, respectively.

10. Co-Branded Credit Card

The Company has co-branded credit card agreements (the "Agreements") with a third-party bank (the "Bank") and Visa U.S.A. Inc. for the issuance of a Visa credit card bearing the Gymboree brand and administration of an associated incentive program for cardholders. The program offers incentives to cardholders, including a 5% discount on purchases from Gymboree using the Gymboree Visa card and rewards in the form of a Gymboree gift card equal to 1% of total non-Gymboree purchases. The Bank is the sole owner of the accounts issued under the program and absorbs all losses associated with non-payment by the cardholder and any fraudulent usage of the accounts by third parties. The Company is responsible for redeeming the incentives, including the issuance of any gift cards. The Bank pays fees to the Company based on the number of credit card accounts opened and card usage and makes certain guaranteed minimum annual payments. Visa U.S.A. Inc. also pays fees to the Company based on card usage. Cardholder incentives are funded from the fees paid by the Bank to the Company. The Company recognizes revenues related to the Agreements as follows:

- New account fees are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship, currently estimated to be three years.
- Credit card usage fees are recognized as retail revenues as actual credit card usage occurs.
- Minimum guaranteed annual payments, which exceed amounts earned based on the number of accounts opened and card usage, are recognized as retail revenues on a straight-line basis over the estimated life of the credit card relationship, currently estimated to be three years.
- Rewards earned are recorded as gift card liabilities and recognized as retail revenues when the gift cards are redeemed.

During fiscal 2007, fiscal 2006 and fiscal 2005, the Company recognized approximately $8.6 million, $5.6 million, and $2.7 million in new account and credit card usage fees, respectively. These fees are included in net retail sales in the accompanying consolidated statements of income. As of February 2, 2008 and February 3, 2007, zero and $0.1 million in advance payments, $5.7 million and $3.9 million in current deferred revenue, and $0.4 million and $0.7 million in gift card liabilities, respectively, are included in accrued liabilities in the accompanying consolidated balance sheets. Other long-term liabilities include deferred revenue of $2.9 million and $2.5 million as of February 2, 2008 and February 3, 2007, respectively.

11. Retirement of Chairman and Chief Creative Officer

On July 20, 2006, the Company's former Chairman and Chief Creative Officer retired from the Company. As a result, the Company recorded a charge of approximately $3.7 million, before income taxes, in selling, general, and administrative expenses in fiscal 2006 related to cash compensation ($1.5 million) and accelerated vesting of certain stock options ($2.2 million).

12. Common Stock Repurchases

Pursuant to authorization from the Board of Directors, the Company repurchased and retired 4,672,737 shares of Company stock at an aggregate cost of approximately $174.3 million, or approximately $37.28 per share, in fiscal 2007 and 3,277,654 shares of Company stock at an aggregate cost of approximately $110.0 million, or approximately $33.55 per share, in fiscal 2006.

13. Quarterly Financial Information (Unaudited)

The quarterly financial information presented below is derived from the Consolidated Statements of Income.

	Fiscal 2007 Quarter Ended				
	May 5, 2007	August 4, 2007	November 3, 2007	February 2, 2008 *	2007 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$206,721	$179,854	$247,569	$275,266	$909,410
Play & Music	2,579	2,500	3,163	3,162	11,404
Total net sales	209,300	182,354	250,732	278,428	920,814
Gross profit	103,800	80,213	124,712	134,069	442,794
Operating income	33,607	8,476	44,398	43,764	130,245
Income from continuing operations, net of tax	20,855	5,802	26,895	26,779	80,331
Net income	20,855	5,802	26,895	26,779	80,331
Basic net income per share	0.70	0.20	0.94	0.98	2.79
Diluted net income per share	0.67	0.19	0.91	0.93	2.67

	Fiscal 2006 Quarter Ended				
	April 29, 2006	July 29, 2006	October 28, 2006	February 3, 2007	2006 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$183,036	$149,643	$209,987	$238,506	$781,172
Play & Music	2,767	2,481	2,708	2,510	10,466
Total net sales	185,803	152,124	212,695	241,016	791,638
Gross profit	90,309	65,251	108,658	120,240	384,458
Operating income (loss)	28,475	(183)	39,862	38,010	106,164
Income from continuing operations, net of tax	18,612	1,160	24,602	26,777	71,151
Loss from discontinued operations, net of tax	(729)	(616)	(7,185)	(2,371)	(10,901)
Net income	17,883	544	17,417	24,406	60,250
Basic income per share from continuing operations	0.57	0.04	0.79	0.86	2.25
Basic loss per share from discontinued operations	(0.02)	(0.02)	(0.23)	(0.08)	(0.34)
Basic net income per share	0.55	0.02	0.56	0.78	1.90
Diluted income per share from continuing operations	0.55	0.04	0.75	0.82	2.15
Diluted loss per share from discontinued operations	(0.02)	(0.02)	(0.22)	(0.07)	(0.33)
Diluted net income per share	0.53	0.02	0.53	0.75	1.82

* In the fourth quarter of fiscal 2007, the Company identified an error in its accounting for restricted stock awards with performance conditions that were granted earlier in fiscal 2007. As a result, an adjustment of approximately $3.2 million to increase selling, general and administrative expense was recorded to correct the amortization method the Company used to recognize compensation expense for such restricted stock awards. Performance-based restricted stock awards are required to be amortized on an accelerated basis (treating each vesting tranche of a performance award as a separate award with its own requisite service period) compared to the straight-line method the Company had used during the first three quarters of fiscal 2007. The Company recorded this adjustment in the fourth quarter of fiscal 2007 as the amounts were not material to the results of any prior quarter of fiscal 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company's evaluation, the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the Company's Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded as of the period covered by this report that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The management of The Gymboree Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2008. In making this assessment, management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that, as of February 2, 2008, the Company maintained effective internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's independent registered public accounting firm has issued a report on the Company's internal control over financial reporting. That report appears herein on page 28.

Changes in Internal Control over Financial Reporting

During the Company's fourth fiscal quarter, there was no change in the Company's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the sections entitled "Proposal One: Election of Directors," "Board Meetings and Board Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Other Information" in our 2008 Proxy Statement. See also Item 1, "Business—Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "2007 Director Compensation Table," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Termination of Employment and Change-of-Control Arrangements and Employment Contracts" in our 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Directors and Management" and "Equity Compensation Plan Information" in our 2008 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the section entitled "Board Membership and Director Independence" and "Certain Relationships and Related Person Transactions" in our 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section entitled "Independent Registered Public Accounting Firm Fees and Services" in our 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)(1) FINANCIAL STATEMENTS

The following documents are filed as a part of this Annual Report on Form 10-K.

(A)(2) FINANCIAL STATEMENT SCHEDULES

Financial statement schedules have been omitted because they are not required or are not applicable.

(A)(3) EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.8	California Uniform Franchise Offering Circular, including form of Franchise Agreement. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.51*	1993 Amended and Restated Employee Stock Purchase Plan. (18)
10.52*	Management Severance Plan. (4)
10.53*	Management Severance Plan (Lump Sum Payment). (4)
10.54*	Management Change of Control Plan. (4)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)

Exhibit Number	Description
10.61*	Terms of Compensation Arrangement for Blair W. Lambert. (25)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.67*	Key Terms of Compensation Agreement for Matthew K. McCauley. (25)
10.68*	Key Terms of Compensation Agreement for Kip M. Garcia. (25)
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement. (17)
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.76*	Summary of Non-Employee Director Compensation. (14)
10.77	Standard Form of Agreement between Owner, The Gymboree Corporation, and Design/Builder, Panattoni Construction, Inc., dated September 11, 2006. (15)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (16)
10.79*	Form of Restricted Stock Award Notice and Agreement. (19)
10.80*	Key Terms of Compensation Agreement for Marina Armstrong. (25)
10.81*	Amended Key Terms of Compensation Agreement for Lynda Gustafson.
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (20)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (21)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (22)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (23)
10.86*	Bonus Plan for Fiscal 2007. (24)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Blair W. Lambert Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Blair W. Lambert Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Commission on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.

(4) Incorporated by reference to the corresponding exhibits to the Registrant's May 3, 2003 Quarterly Report on Form 10-Q filed with the Commission on June 16, 2003.

(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.

(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.

(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005.

(10) Incorporated by reference to the corresponding exhibit to the Registrant's October 28, 2006 Quarterly Report on Form 10-Q filed with the Commission on December 5, 2006.

(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.

(12) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2007.

(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2006.

(14) Incorporated by reference to the corresponding exhibit to the Registrant's July 29, 2006 Quarterly Report on Form 10-Q filed with the Commission on September 5, 2006.

(15) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.

(16) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007.

(17) Incorporated by reference to Exhibit 10.72 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2006.

(18) Incorporated by reference to Appendix C to the Registrant's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 2, 2006.

(19) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2005.

(20) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2007.

(21) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.

(22) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007.

(23) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007.

(24) Incorporated by reference to the Registrant's Registration Statement on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007.

(25) Incorporated by reference to the corresponding exhibit to the Registrant's February 3, 2007 Annual Report on Form 10-K filed with the Commission on April 2, 2007.

* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

THE GYMBOREE CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GYMBOREE CORPORATION

March 27, 2008
(Date)

By: /s/ MATTHEW K. MCCAULEY

Matthew K. McCauley
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ MATTHEW K. MCCAULEY **Matthew K. McCauley**	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 27, 2008
/s/ BLAIR W. LAMBERT **Blair W. Lambert**	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	March 27, 2008
/s/ LYNDA G. GUSTAFSON **Lynda G. Gustafson**	Vice President, Corporate Controller (Principal Accounting Officer)	March 27, 2008
/s/ GARY M. HEIL **Gary M. Heil**	Director	March 27, 2008
/s/ WILLIAM U. WESTERFIELD **William U. Westerfield**	Director	March 27, 2008
/s/ DANIEL R. LYLE **Daniel R. Lyle**	Director	March 27, 2008
/s/ JOHN C. POUND **John C. Pound**	Director	March 27, 2008

THE GYMBOREE CORPORATION

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
10.8	California Uniform Franchise Offering Circular, including form of Franchise Agreement. (1)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (2)
10.50*	2002 Stock Incentive Plan. (3)
10.51*	1993 Amended and Restated Employee Stock Purchase Plan. (18)
10.52*	Management Severance Plan. (4)
10.53*	Management Severance Plan (Lump Sum Payment). (4)
10.54*	Management Change of Control Plan. (4)
10.55	Credit Agreement with Bank of America dated August 11, 2003. (5)
10.57	Sublease Agreement for 500 Howard Street, San Francisco, CA. (6)
10.58*	2004 Equity Incentive Plan. (10)
10.59*	Form of Stock Option Grant for 2004 Equity Incentive Plan. (7)
10.60	Waiver and First Amendment to Credit Agreement. (7)
10.61*	Terms of Compensation Arrangement for Blair W. Lambert. (25)
10.62*	Restricted Stock Award Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.63*	Stock Option Grant Notice and Agreement for Blair W. Lambert dated January 10, 2005. (8)
10.67*	Key Terms of Compensation Agreement for Matthew K. McCauley. (25)
10.68*	Key Terms of Compensation Agreement for Kip M. Garcia. (25)
10.70	Second Amendment to Credit Agreement dated July 27, 2005. (9)
10.71	Third Amendment to Credit Agreement dated March 30, 2006. (11)
10.73	Form of Indemnification Agreement. (17)
10.74	Fourth Amendment to Credit Agreement, dated July 5, 2006. (13)
10.76*	Summary of Non-Employee Director Compensation. (14)
10.77	Standard Form of Agreement between Owner, The Gymboree Corporation, and Design/Builder, Panattoni Construction, Inc., dated September 11, 2006. (15)
10.78	Fifth Amendment to Credit Agreement, dated February 7, 2007. (16)

Exhibit Number	Description
10.79*	Form of Restricted Stock Award Notice and Agreement. (19)
10.80*	Key Terms of Compensation Agreement for Marina Armstrong. (25)
10.81*	Amended Key Terms of Compensation Agreement for Lynda Gustafson.
10.82	Sixth Amendment to Credit Agreement, dated April 24, 2007. (20)
10.83	Seventh Amendment to Credit Agreement, dated June 12, 2007. (21)
10.84	Eighth Amendment to Credit Agreement, dated July 31, 2007. (22)
10.85	Ninth Amendment to Credit Agreement, dated November 21, 2007. (23)
10.86*	Bonus Plan for Fiscal 2007. (24)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Matthew K. McCauley Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Blair W. Lambert Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Matthew K. McCauley Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
32.2	Certification of Blair W. Lambert Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Commission on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(3) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 17, 2002.

(4) Incorporated by reference to the corresponding exhibits to the Registrant's May 3, 2003 Quarterly Report on Form 10-Q filed with the Commission on June 16, 2003.

(5) Incorporated by reference to the corresponding exhibits to the Registrant's August 2, 2003 Quarterly Report on Form 10-Q filed with the Commission on September 11, 2003.

(6) Incorporated by reference to the corresponding exhibits to the Registrant's May 1, 2004 Quarterly Report on Form 10-Q filed with the Commission on June 9, 2004.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's October 30, 2004 Quarterly Report on Form 10-Q filed with the Commission on December 8, 2004.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's January 10, 2005 Current Report on Form 8-K filed with the Commission on January 13, 2005.

(9) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005.

(10) Incorporated by reference to the corresponding exhibit to the Registrant's October 28, 2006 Quarterly Report on Form 10-Q filed with the Commission on December 5, 2006.

(11) Incorporated by reference to the corresponding exhibit to the Registrant's January 28, 2006 Annual Report on Form 10-K filed with the Commission on April 12, 2006.

(12) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2007.

(13) Incorporated by reference to Exhibit 10.73 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2006.

(14) Incorporated by reference to the corresponding exhibit to the Registrant's July 29, 2006 Quarterly Report on Form 10-Q filed with the Commission on September 5, 2006.

(15) Incorporated by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.
(16) Incorporated by reference to Exhibit 10.74 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007.
(17) Incorporated by reference to Exhibit 10.72 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2006.
(18) Incorporated by reference to Appendix C to the Registrant's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 2, 2006.
(19) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2005.
(20) Incorporated by reference to Exhibit 10.82 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2007.
(21) Incorporated by reference to the corresponding exhibit to the Registrant's May 5, 2007 Quarterly Report on Form 10-Q filed with the Commission on June 12, 2007.
(22) Incorporated by reference to Exhibit 10.84 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007.
(23) Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007.
(24) Incorporated by reference to the Registrant's Registration Statement on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007.
(25) Incorporated by reference to the corresponding exhibit to the Registrant's February 3, 2007 Annual Report on Form 10-K filed with the Commission on April 2, 2007.
* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

The GYMBOREE Corporation

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2007 ANNUAL REPORT

Proxy

GYMBOREE®

May 2, 2008

Dear Stockholder:

You are cordially invited to attend The Gymboree Corporation Annual Meeting of Stockholders to be held at 9:00 a.m. on Tuesday, June 10, 2008, at our principal executive offices located at 500 Howard Street, San Francisco, California.

At the Annual Meeting, the following matters of business will be presented:

(1) election of three directors;

(2) an amendment to The Gymboree Corporation 2004 Equity Incentive Plan to authorize the issuance of an additional 925,000 shares of the Company's common stock;

(3) an amendment to The Gymboree Corporation 1993 Employee Stock Purchase Plan to authorize the issuance of an additional 150,000 shares of the Company's common stock;

(4) advisory vote on the appointment of Deloitte & Touche LLP as The Gymboree Corporation's independent registered public accounting firm for the fiscal year ending January 31, 2009; and

(5) transaction of any other business properly presented at the meeting.

We will also answer any related questions you may have at that time. Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Regardless of whether you plan to attend the Annual Meeting, it is important that your shares be voted. Accordingly, we ask that you vote by telephone or Internet, as described in the accompanying Proxy Statement, or sign and return your proxy card as soon as possible in the envelope provided.

Sincerely,

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

GYMBOREE®

THE GYMBOREE CORPORATION
500 Howard Street
San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 10, 2008

TO THE STOCKHOLDERS OF THE GYMBOREE CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of The Gymboree Corporation, a Delaware corporation (the "Company" or "Gymboree"), will be held on Tuesday, June 10, 2008, at 9:00 a.m., local time, at our principal executive offices located at 500 Howard Street, San Francisco, California. At the Annual Meeting the following business matters will be presented:

(1) election of three directors;

(2) an amendment to The Gymboree Corporation 2004 Equity Incentive Plan to authorize the issuance of an additional 925,000 shares of the Company's common stock;

(3) an amendment to The Gymboree Corporation 1993 Employee Stock Purchase Plan to authorize the issuance of an additional 150,000 shares of the Company's common stock;

(4) advisory vote on the appointment of Deloitte & Touche LLP as The Gymboree Corporation's independent registered public accounting firm for the fiscal year ending January 31, 2009; and

(5) transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of the Company for use at the Annual Meeting. You are entitled to vote at the Annual Meeting if you were a stockholder of record at the close of business on April 17, 2008. We will begin distributing this Proxy Statement, a form of proxy and our 2007 Annual Report to Stockholders on or about May 2, 2008.

FOR THE BOARD OF DIRECTORS

Marina Armstrong
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 10, 2008.

This Proxy Statement and the 2007 Annual Report are available at:
http://ir.gymboree.com/annual.cfm

All stockholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

TABLE OF CONTENTS

Proxy

THE GYMBOREE CORPORATION

2008 PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of The Gymboree Corporation (the "Company" or "Gymboree") for use at the Annual Meeting of Stockholders to be held June 10, 2008, at 9:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at 500 Howard Street, San Francisco, California.

These proxy solicitation materials and our Annual Report to Stockholders for the fiscal year ended February 2, 2008 (fiscal 2007), including financial statements, were mailed on or about May 2, 2008, to all stockholders entitled to vote at the Annual Meeting.

Directions to Annual Meeting

Northbound on US-101 (follow signs to Bay Bridge/I-80 E) or westbound on I-80: take the Fremont Street exit and Fremont Street ramp; turn onto Fremont Street and turn left onto Howard Street.

Southbound on US-101: follow US-101 along Lombard Street; turn left onto Van Ness Avenue; turn right onto Bay Street; follow Bay Street to the end and turn right onto The Embarcadero; turn right onto Howard Street.

The Gymboree Corporation is located on the northwest corner of the intersection of First Street and Howard Street.

Record Date and Quorum

Stockholders of record at the close of business on April 17, 2008 (the "record date"), are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 28,611,965 shares of the Company's common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on The NASDAQ Stock Market LLC under the symbol GYMB. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting.

How to Vote

Registered stockholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial stockholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered stockholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet web site www.proxyvote.com and following the instructions provided on the Web site (you will need to reference the control number identified on your proxy card); or

(3) Calling 1-800-690-6903 and voting by following the instructions provided.

Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the candidates for director receiving the highest number of affirmative votes will be elected. In an election of directors by plurality vote, abstentions have no effect, since approval by a percentage of the shares present or outstanding is not required. Stockholders are not entitled to cumulate votes for the election of directors.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting, and also constituting a majority of the required quorum, is required for the approval of Proposals 2, 3 and 4.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on Proposals 1 and 4, but not on Proposals 2 and 3.

When brokers vote proxies on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes." Broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business, but they are not counted as shares voting. Thus, broker non-votes can have the effect of preventing approval of certain proposals where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum. Broker non-votes could affect the outcome of the vote on Proposals 2, 3 and 4.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting. The inspector of election will treat abstentions as shares of common stock that are present and entitled to vote for purposes of determining the presence of a quorum. Therefore, abstentions will have the effect of a vote "against" Proposals 2, 3 and 4.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at its principal offices as set forth above a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company, which has retained Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, to aid in the solicitation of proxies, for fees of approximately $7,000, plus costs and reasonable expenses. Proxies will be solicited by mail and may also be solicited by the Company's directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. The Company will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's bylaws provide for a Board that consists of not less than six (6) and no more than nine (9) members, as may be fixed from time to time by the Board. The authorized number of directors is currently set at seven, and the Board has six directors and a vacancy. The Board has determined to fill this vacancy through the nomination of a new director as described below. The Company's Restated Certificate of Incorporation and the Company's bylaws each provide that the directors will be divided into three classes, with the classes serving for staggered, three-year terms. Currently there are two directors in each of Class I, Class II and Class III.

Three Class III directors are to be elected at the Annual Meeting. The nominees for election at the Annual Meeting as Class III directors are John C. Pound and William U. Westerfield, both incumbent directors, and Michael J. McCloskey, a new director nominee. Mr. McCloskey was initially identified as a candidate for director by our director Gary M. Heil. Mr. McCloskey was interviewed by all members of the Board. Based on his interviews and qualifications, Mr. McCloskey was recommended as a nominee for director by the Nominating and Governance Committee, and his nomination for election at the Annual Meeting was approved by the Board.

The term of each of the Class III directors elected at the Annual Meeting will expire at the Annual Meeting of Stockholders in 2011 or when his successor has been duly elected and qualified. The term of each continuing Class I director will expire at the Annual Meeting of Stockholders in 2009. The term of each continuing Class II director will expire at the Annual Meeting of Stockholders in 2010.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's nominees named in the table below. Each nominee has consented to serve as a director of the Company if elected, and management has no reason to believe the nominees will be unable to serve as directors. In the event that a nominee of the Company becomes unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES.

Nominees for Class III Directors Whose Terms Expire in 2011

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Michael J. McCloskey	***Director and Chief Executive Officer, FrontRange Solutions Inc.*** *Michael J. McCloskey* has served as Chief Executive Officer and a director of FrontRange Solutions Inc., a provider of software solutions designed for medium enterprises, since June 2003. Mr. McCloskey served as Chief Executive Officer of Kana Software, Inc. (formerly Kana Communications, Inc.), a company that develops, markets and supports customer communication software products and services for e-businesses, from June 1999 through January 2001.	49	
John C. Pound	***President, Integrity Brands, Inc.*** *John C. Pound* has served as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies. He has held that	53	2000

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
	position since July 1999. Mr. Pound manages The Integrity Brands Fund L.P., a fund that makes investments in retail companies. He served as Executive Chairman of RedEnvelope, Inc., an online and catalog gift retailer, from May 2007 to March 2008 and as its Chief Executive Officer from November 2007 to March 2008. RedEnvelope filed for bankruptcy protection on April 17, 2008, in connection with an asset purchase agreement to sell substantially all of its assets and a debtor-in-possession credit facility and loan agreement. Mr. Pound has also served as Co-Chairman of Orange 21, a producer of branded eyewear under the Spy Optic brand, since October 2006.		
William U. Westerfield	***Retired Partner, Price Waterhouse LLP.*** *William U. Westerfield* retired as an audit partner of Price Waterhouse LLP (now PricewaterhouseCoopers LLP), an accounting firm, in 1992, a firm he joined in 1956, becoming a partner in 1965. Mr. Westerfield has served as a director and member of the audit committee of West Marine, Inc., a boating supplies retailer, since 2000, and as a director and chair of the audit committee of Lifetime Brands, Inc., a designer, marketer and distributor of houseware products, since 2003.	76	1994

Continuing Class II Directors Whose Terms Expire in 2010

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Blair W. Lambert	***Chief Operating Officer and Chief Financial Officer, The Gymboree Corporation.*** *Blair W. Lambert* has served as our Chief Operating Officer and Chief Financial Officer since January 2005. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating retailer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. Board of Directors in October 2003. Illuminations.com, Inc. filed for bankruptcy protection on January 9, 2004. Mr. Lambert has been a vineyard owner since October 2001 and, prior to becoming an officer of Illuminations.com, was a private consultant for specialty retail companies. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc., a clothing retailer, from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children's apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance. Mr. Lambert is a Certified Public Accountant.	50	2003

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Daniel R. Lyle	***Retired Partner, PricewaterhouseCoopers LLP.*** *Daniel R. Lyle* retired as a partner of PricewaterhouseCoopers LLP, an accounting firm, in June 2003, a firm he joined in 1970. Mr. Lyle has served as a director of Captaris, Inc., a provider of business information delivery solutions, since May 2005.	62	2005

Continuing Class I Directors Whose Terms Expire in 2009

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
Matthew K. McCauley	***Chairman and Chief Executive Officer, The Gymboree Corporation.*** *Matthew K. McCauley* has served as our Chief Executive Officer since January 2006 and as Chairman of our Board since July 2006. He joined the Company in July 2001 as Director of Allocation and was named Vice President of Planning and Allocation in 2003, Senior Vice President and General Manager in February 2005, and President in June 2005. Prior to joining the Company, Mr. McCauley served in a variety of positions at The Gap, Inc., a clothing retailer, including Planning Manager from 2000 to 2001 and Manager of Business Solutions in 2001.	35	2005
Gary M. Heil	***Business Advisor, Founder CFIL.*** *Gary M. Heil* has been a business advisor for retailers and other service sector companies on topics primarily related to customer loyalty and leadership development since 1987. Mr. Heil served as Chief Marketing and Strategy Officer of Safe Life Corporation, a manufacturer of anti-microbial products, from December 2006 to January 2008. In 2002, Mr. Heil co-founded the National Pitching Association, an organization dedicated to helping young pitchers make better choices in baseball and in life. In 1987, he co-founded the Center for Innovative Leadership ("CFIL"), for which he currently consults and lectures on topics including leadership, customer loyalty, quality management and effective organizational change processes. Mr. Heil is the author of many business-related books, including *Leadership and the Customer Revolution, One Size Fits One* and *The Leader's New Clothes.*	57	2003

BOARD MEMBERSHIP AND DIRECTOR INDEPENDENCE

The Company's business affairs are managed under the direction of the Board. Directors meet their responsibilities by participating in meetings of the Board and Board committees, through communications with our Chief Executive Officer and other officers, by reviewing materials provided to them, and by visiting the Company's offices and other facilities.

During fiscal 2007, the Board held seven meetings. The committees of the Board held a total of 19 meetings. Each director attended at least 90% of the aggregate number of meetings of the Board and Board committees on which he or she served, except for Mr. Pound, who attended 67% of such meetings. Mr. Pound's absences were primarily due to a family health situation. The directors nominated for re-election and each director whose term will continue (as well as our new director nominee, if elected) are expected to attend the Annual Meeting, absent unavoidable conflicts or extenuating circumstances. Last year, with the exception of Mr. Pound, all directors serving at the time who were continuing or nominated for election attended the Annual Meeting of Stockholders.

The Board annually determines the independence of directors, as well as that of any director nominees, based on a review by the Board and the Nominating and Governance Committee. No director or director nominee is determined to be independent unless the Board has determined that neither the director or director nominee, nor an immediate family member of the director or director nominee, has had any direct or indirect material relationship with the Company within the last three years. The Board has adopted the applicable independence rules from the NASDAQ listing standards as our standards for independence and incorporated those into our Corporate Governance Guidelines, which can be found on our website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

In April 2008, the Board reviewed the responses of the directors and the new director nominee to a questionnaire asking about their relationships with the Company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships or arrangements between the Company and the directors or the new director nominee or parties related to the directors or the new director nominee. The Board reviewed whether any transactions or relationships exist currently, or existed during the past three years, between each director or the new director nominee, or certain family members of each director or the new director nominee, and the Company or its subsidiaries and affiliates, senior management or their affiliates, equity investors or our independent registered public accounting firm. As a result of this review, the Board has determined that the new director nominee and all directors serving in fiscal 2007, except Mr. McCauley, who is the Company's Chairman of the Board and Chief Executive Officer, and Mr. Lambert, who is the Company's Chief Operating Officer and Chief Financial Officer, are independent (or, in the case of former director Barbara Rambo (who retired as a director effective June 12, 2007), was independent) under the applicable standards described above. The Board also determined that members of the Audit Committee, Compensation Committee and Nominating and Governance Committee meet all applicable independence tests of the NASDAQ listing standards, Securities and Exchange Commission (the "SEC") and Internal Revenue Service.

The independent directors meet at least twice a year in executive sessions in conjunction with regularly scheduled meetings of the Board.

BOARD MEETINGS AND BOARD COMMITTEES

The Board has an Audit Committee, a Nominating and Governance Committee and a Compensation Committee. Each committee operates pursuant to a written charter that is publicly available on the Company's website at www.gymboree.com by clicking on "Our Company—Corporate Governance."

The Audit Committee consists of Directors Lyle, as Chairman, Heil and Westerfield. All members of the Audit Committee possess the applicable financial literacy requirements of the Securities and Exchange Commission and the listing standards for The NASDAQ Stock Market. The Board has determined that each of Mr. Lyle and Mr. Westerfield is an "audit committee financial expert," as that term is defined by the SEC. The Audit Committee assists the Board in the oversight of the integrity of the Company's financial statements, its compliance with legal and regulatory requirements that relate to financial reporting matters, the independent registered public accounting firm's qualifications and independence, the performance of the Company's internal audit function and independent registered public accounting firm, compliance with the Company's Code of Ethics for its Chief Executive Officer and senior financial officers, and compliance with the Company's Business and Ethics Code of Conduct for all personnel. The Audit Committee also reviews and approves all related-person transactions—see "Certain Relationships and Related-Person Transactions" below. The Audit Committee held 11 meetings during fiscal 2007.

The Nominating and Governance Committee consists of Directors Pound, as Chairman, Heil and Westerfield. The Nominating and Governance Committee is responsible for monitoring the composition of the Board and, when appropriate, seeking, screening and recommending for nomination candidates for election to the Board, including candidates for the Board submitted by stockholders in accordance with the procedures described in "Other Information—Company Consideration of Stockholder-Recommended Director Nominees" below. In so doing, the Nominating and Governance Committee may evaluate a candidate's decision-making abilities, professional experience, relevant expertise, leadership qualities, industry knowledge, diversity, personal integrity and reputation, among other qualifications. The Nominating and Governance Committee is also responsible for evaluating the structure and practices of, and when appropriate, recommending new policies to, the Board, including the Company's Corporate Governance Guidelines. The Nominating and Governance Committee held three meetings during fiscal 2007.

The Compensation Committee consists of Directors Heil, as Chairman, Pound and Westerfield. The Compensation Committee generally oversees our compensation programs and policies. The Compensation Committee is responsible for:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under the Company's bonus and incentive compensation programs; and
- Administering all of the Company's incentive compensation and other stock or stock-based plans.

In approving compensation for the Company's executive officers, the Compensation Committee takes into account the recommendations of the Company's Chief Executive Officer and compensation consultants, as described further in "Compensation Discussion and Analysis" below. The Compensation Committee held five meetings during fiscal 2007.

Pursuant to its written charter, the Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other committees of the Board or to Company officers. The Compensation Committee has delegated authority to Matthew K. McCauley, the Company's Chairman of the Board and Chief Executive Officer, and Marina Armstrong, the Company's Senior Vice President, Stores, Human Resources and Play & Music and Secretary, the authority to make grants of stock options and restricted stock unit awards to Company employees other than executive officers, within individual and aggregate share limits specified by the Committee.

2007 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation of the Company's non-employee directors for fiscal 2007, which consisted of the following components: cash compensation, consisting of annual retainer fees, and equity compensation, consisting of annual restricted stock awards. Each of these components is described in more detail below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Gary M. Heil	$50,000	$46,772	$1,937	$ 98,709
Daniel R. Lyle	60,000	46,772	—	106,772
John C. Pound	50,000	46,772	2,114	98,886
Barbara L. Rambo (4)	25,000	42,342	4,216	71,558
William U. Westerfield	50,000	46,772	2,140	98,912

(1) This column reports the amount of cash compensation earned in fiscal 2007 for Board and committee service.

(2) This column reports the dollar amount recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R), which is referred to as SFAS 123R, with respect to fiscal 2007 for the fair value of restricted stock awarded in fiscal 2007 and fiscal 2006. The assumptions the Company used to calculate the fair value in accordance with SFAS 123R are set forth in Note 7 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008; for fiscal 2006 awards, such assumptions are included in the comparable footnote to the financial statements included in the annual report for fiscal 2006. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes. Each of the non-employee directors (other than Ms. Rambo, who retired as a director effective June 12, 2007) was granted 2,667 shares of restricted stock on June 12, 2007, with a grant date fair value of $109,960 calculated in accordance with SFAS 123R. Each of Messrs. Heil, Lyle, Pound and Westerfield had 4,082 shares of unvested restricted stock at fiscal 2007 year end. Ms. Rambo's restricted stock is fully vested.

(3) This column reports the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123R with respect to fiscal 2007 for the fair value of stock options previously granted to the directors. The assumptions the Company used to calculate the fair value in accordance with SFAS 123R are set forth in Note 7 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008; for prior-year grants, such assumptions are included in the comparable footnote to the financial statements included in the applicable fiscal year's annual report. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes. The Company did not grant any stock options to non-employee directors in fiscal 2007. The non-employee directors had the following outstanding option awards at February 2, 2008: Mr. Heil—15,937 shares, Mr. Lyle—15,000 shares, Mr. Pound—15,978 shares and Mr. Westerfield—479 shares. Ms. Rambo had no outstanding options at February 2, 2008.

(4) Ms. Rambo retired from the Board effective June 12, 2007.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company for members of the Board.

The components of non-employee director compensation are set forth below. Directors who are employees of the Company do not receive any compensation for their services as directors.

	Effective as of June 12, 2007
Annual Board retainer fee (except for the Chairman of the Audit Committee)	$ 50,000(1)
Annual retainer fee for the Chairman of the Audit Committee	$ 60,000(1)
Annual automatic grant of shares of restricted stock of the Company	$110,000(2)

(1) The annual retainer fee is paid on a quarterly basis on the first day of the fiscal quarter. In addition, the Company reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with their services. There are no additional fees for meeting attendance.

(2) The annual automatic grant of Company restricted stock is granted upon such director's initial election to the Board and annually on the date of each annual meeting of stockholders thereafter. All shares of restricted stock are granted under the Company's 2004 Equity Incentive Plan, and the number of shares to be granted is determined by dividing the cash value of the grant of shares of restricted stock by the closing price for the Company's common stock on that date as reported on The NASDAQ Stock Market LLC. Shares subject to the restricted stock awards are subject to a forfeiture restriction that lapses with respect to one-third of the shares per year. The forfeiture restriction will lapse on an accelerated basis upon retirement.

In addition to the foregoing, all directors receive discounts on Company merchandise and on participation in Gymboree Play & Music programs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND MANAGEMENT

The following tables set forth certain information known to the Company with respect to beneficial ownership of the Company's common stock as of April 7, 2008, by (i) each beneficial owner of more than 5% of the common stock, (ii) each director and director-nominee, (iii) the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the three other most highly compensated executive officers serving as executive officers at the end of fiscal 2007 with respect to whom compensation information is disclosed in "Executive Compensation" below, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. The number of shares outstanding used in calculating the percentages for a person in the table below includes the shares underlying options held by such person to the extent exercisable within 60 days of April 7, 2008, but excludes other shares underlying options . Percentage of beneficial ownership is based on 28,609,533 shares outstanding as of April 7, 2008.

Proxy

More than 5% Beneficial Stockholders

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Wellington Management Company, LLP 75 State Street Boston, MA 02109 (1)	2,886,385	10.1%
Buckingham Research Group Incorporated 750 Third Avenue, Sixth Floor New York, New York 10017 (2)	1,716,435	6.0%
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, California 94105 (3)	1,502,252	5.3%
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109 (4)	1,472,069	5.2%
The Bank of New York Mellon Corporation One Wall Street, 31st Floor New York, New York 10286 (5)	1,456,473	5.1%

Independent Directors and Director Nominees

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Gary M. Heil (6)	15,727	*
Daniel R. Lyle (7)	19,790	*
Michael J. McCloskey (8)	—	—
John C. Pound (9)	20,768	*
William U. Westerfield (10)	4,561	*

Named Executive Officers

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Matthew K. McCauley (11)	633,261	2.2%
Blair W. Lambert (12)	308,758	1.1%
Kip M. Garcia (13)	307,716	1.1%
Marina Armstrong (14)	390,121	1.4%
Lynda G. Gustafson (15)	11,278	*
All current directors and executive officers as a group (10 persons) (16)	1,728,655	5.9%

* Less than 1%.

(1) This information is derived from this stockholder's Schedule 13G filed with the SEC on January 10, 2008. Wellington Management Company, LLP filed the Schedule 13G and reported that, as of December 31, 2007, Wellington Management Company, LLP had shared voting power over 2,058,940 shares and shared dispositive power over 2,886,385 shares.

(2) This information is derived from this stockholder's Schedule 13G filed with the SEC on February 12, 2008. Buckingham Research Group Incorporated filed the Schedule 13G with affiliated persons and reported that, as of December 31, 2007, Buckingham Research Group Incorporated and the affiliated persons had sole voting and dispositive power over 1,716,435 shares. Buckingham Research Group Incorporated and the affiliated persons filed Amendment No. 1 to Schedule 13G with the SEC on March 10, 2008, reporting that they beneficially owned 1,393,335 shares, which is less than 5% of our outstanding common stock as of April 7, 2008.

(3) This information is derived from this stockholder's Schedule 13G filed with the SEC on February 5, 2008. Barclays Global Investors, N.A. filed the Schedule 13G with affiliated persons and reported that, as of December 31, 2007, Barclays Global Investors, N.A. and the affiliated persons had sole voting power over 1,142,615 shares and sole dispositive power over 1,502,252 shares.

(4) This information is derived from this stockholder's Schedule 13G filed with the SEC on February 14, 2008. FMR LLC filed the Schedule 13G with apparently affiliated persons and reported that, as of December 31, 2007, FMR LLC and the affiliated persons had sole voting power over 250,200 shares and sole dispositive power over 1,472,069 shares.

(5) This information is derived from this stockholder's Schedule 13G filed with the SEC on February 14, 2008. The Bank of New York Mellon Corporation filed the Schedule 13G and reported that, as of December 31, 2007, The Bank of New York Mellon Corporation had sole voting power over 1,408,921 shares and sole dispositive power over 1,455,173 shares.

(6) Includes 10,937 shares underlying options that are exercisable within 60 days of April 7, 2008, and 4,082 unvested shares of restricted stock.

(7) Includes 15,000 shares underlying options that are exercisable within 60 days of April 7, 2008, and 4,082 unvested shares of restricted stock.

(8) Mr. McCloskey is a nominee for director, and did not beneficially own Company stock as of April 7, 2008.

(9) Includes 15,978 shares underlying options that are exercisable within 60 days of April 7, 2008, and 4,082 unvested shares of restricted stock.

(10) Includes 479 shares underlying options that are exercisable within 60 days of April 7, 2008, and 4,082 unvested shares of restricted stock. Excludes 708 shares held in a trust for which Mr. Westerfield's wife is the trustee and as to which Mr. Westerfield disclaims beneficial ownership.

(11) Includes 158,854 shares underlying options that are exercisable within 60 days of April 7, 2008, and 410,833 unvested shares of restricted stock.

(12) Includes 77,999 shares underlying options that are exercisable within 60 days of April 7, 2008, and 195,417 unvested shares of restricted stock.

(13) Includes 30,208 shares underlying options that are exercisable within 60 days of April 7, 2008, and 250,000 unvested shares of restricted stock.

(14) Includes 142,397 shares underlying options that are exercisable within 60 days of April 7, 2008, and 210,000 unvested shares of restricted stock.

(15) Includes 8,239 shares underlying options that are exercisable within 60 days of April 7, 2008.

(16) Includes 471,112 shares underlying options that are exercisable within 60 days of April 7, 2008 and 1,082,578 unvested shares of restricted stock.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Executive officers, directors and greater than 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received by the Company and written representations from certain reporting persons, the Company believes that all such reports were filed on a timely basis during fiscal 2007.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board is responsible for determining the compensation of our Chief Executive Officer and approves all other executive officers' compensation, including base salary and payments under our bonus programs.

General Philosophy and Objectives

It is the philosophy of the Compensation Committee that executive compensation should be performance based. Specifically, executive compensation should be directly linked to financial and business performance, including increases in net income per diluted share and shareholder value. Consistent with our philosophy, we tie a significant portion of senior executive compensation to our financial and business performance. We designed our compensation policies to:

- Align the interests of our executive officers with those of our stockholders;
- Support a performance-oriented environment that recognizes individual performance as well as the achievement of specific Company-wide goals; and
- Attract, reward and retain highly qualified executives for long-term strategic management and the enhancement of stockholder value.

We compensate our senior management, including the executive officers named in the compensation tables below, principally through a mix of base salary, cash bonus and equity compensation designed to provide total compensation at levels competitive with comparable companies with which we compete for executive talent. Retirement plans and perquisites historically have not been significant components of our compensation packages.

Targeted Total Compensation

Our compensation-setting process consists of targeting our Chief Executive Officer's guaranteed compensation at less than the fiftieth (50th) percentile in comparison to the base compensation offered by comparable companies, while providing the opportunity to earn total compensation commensurate with the Company's performance.

As a starting point for establishing targeted total compensation for our Chief Executive Officer for fiscal 2007, we benchmarked overall compensation levels using a peer group of companies selected by us in consultation with our compensation consultant Radford Surveys and Consulting (Radford), a business unit of Aon Corporation, which was retained primarily by the Compensation Committee. Radford's engagement by the

Compensation Committee was limited to providing this peer group information and related general compensation level recommendations to the Committee in October 2007. Radford also provided information regarding peer group financial performance to the Company in November 2007. It did not otherwise provide services to the Company or the Committee in fiscal 2007.

The peer group of comparable companies includes a cross-section of public companies in the retail apparel sector with annual sales, market capitalizations and/or ownership profiles comparable to ours. We review the composition of the peer group on an annual basis. The companies in our primary peer group for fiscal 2007 were Buckle, Chico's, Coldwater Creek, Guess, Hot Topic, Pac Sun, Talbot's, Tween Brands, Wet Seal, Limited Brands, Men's Wearhouse and Urban Outfitters. We also considered a secondary peer group consisting of Ann Taylor, Casual Male, Charlotte Russe, J.Crew, Mother's Work and United Retail Group.

In addition to the information provided by Radford, our annual review of compensation generally relies on both quantitative and qualitative indicators of individual and company performance in determining total compensation. These factors include the achievement of pre-established earnings targets (discussed in detail below), expense ratios, store openings, performance relative to certain competitors, the achievement of business objectives and strategic initiatives (particularly with respect to our more recently established operating divisions such as Janie and Jack, Gymboree Outlet and Crazy 8), the leadership exhibited by our key executive officers, succession planning and the retention of our senior management team.

We followed a similar process with respect to establishing targeted total compensation for our other executive officers, including our other named executive officers. The Compensation Committee determines the compensation of the other executive officers in consultation with our Chief Executive Officer, who provides recommendations to the Committee. Our Chief Operating Officer and Chief Financial Officer also assists the Compensation Committee in reviewing the impact of executive compensation programs and awards on our financial performance.

Timing of Compensation Decisions

With the exception of significant promotions and new hires, we generally begin reviewing executive compensation for each fiscal year in the fourth quarter of the prior fiscal year, with the goal of finalizing our compensation early in the first quarter of the new fiscal year. The Compensation Committee approved final compensation decisions and related equity grants for fiscal 2007 on February 10, 2007 for Messrs. McCauley, Lambert and Garcia and Ms. Armstrong. The Compensation Committee approved final compensation decisions and related equity grants for fiscal 2007 on April 5, 2007 for Ms. Gustafson in connection with the annual performance reviews of officers at or above the level of vice president. This timing enables us to consider our prior-year performance and that of our executives, as well as our expectations for the current year. We prefer that incentive awards are made as early as practicable in the year to ensure clarity and alignment with our strategic goals for the year.

For fiscal 2008, the Compensation Committee approved final compensation and related equity grants for all of our named executive officers on March 3, 2008 and April 1, 2008.

Components of Executive Compensation

As previously mentioned, we compensate our executive officers principally through a combination of base salary, cash bonus and equity compensation. We believe that offering executive officers a total compensation package that includes a significant portion of at-risk, performance-based awards aligns the interests of the officers with those of our stockholders. Each of the components of executive compensation is discussed below, but in general:

- Base salaries are set at less than the fiftieth (50th) percentile in comparison to our peer group;

- Annual cash bonuses are based on the achievement of pre-established earnings goals;
- Long-term equity incentives are determined based on our assessment of the prior year's performance of our executives and the Company, as well as the achievement of pre-established earnings goals in the current year, and vest over a period of years to encourage retention of our executive officers.

If the Company achieves what we believe to be aggressive but attainable "stretch" performance goals, the combination of the annual cash bonuses and the long term equity incentives would place the total compensation for each of our senior executives at approximately the seventy-fifth (75th) percentile.

Base Salaries

The first key component of executive compensation is base salary. We seek to provide our executive officers with base salaries at less than the fiftieth (50th) percentile of our peer group. We did not change base salaries for fiscal 2007, other than modest increases for Ms. Armstrong and Ms. Gustafson.

We elected Mr. McCauley as our Chief Executive Officer on January 17, 2006. Mr. McCauley's salary remained $645,000 for fiscal 2007. We determined the base salaries for our next three most senior executive positions in consultation with the Chief Executive Officer. We maintained fiscal 2007 base salaries of Mr. Lambert, our Chief Operating Officer and Chief Financial Officer, and Mr. Garcia, our President, at $385,000, the same salary level that was in effect for fiscal 2006. On February 10, 2007, we increased the base salary of Ms. Armstrong, our Senior Vice President, Stores, Human Resources and Play & Music and Secretary from $350,000 to $385,000 in recognition of her increasingly critical role and responsibilities. We increased the base salary of our Vice President, Corporate Controller, Lynda G. Gustafson, for fiscal 2007 from $207,000 to $220,000 in connection with the annual performance reviews of all vice presidents, on April 5, 2007.

On April 1, 2008, we increased Mr. McCauley's salary to $750,000 in recognition of his performance in fiscal 2007 and to bring his base salary more in line with salaries at peer companies. The salaries of Mr. Lambert and Ms. Armstrong will remain at $385,000 for fiscal 2008. On March 3, 2008, we increased Mr. Garcia's salary to $425,000 in light of his performance. On April 1, 2008, we increased Ms. Gustafson's salary to $230,000 for fiscal 2008.

Cash Bonuses

The second key component of executive compensation is annual cash bonuses. We establish cash bonus programs with awards based on specific earnings goals to encourage alignment with our stockholders' interests. The amount of the cash bonuses increase as higher earnings thresholds are achieved. We may also, on occasion, provide discretionary cash bonuses in recognition of outstanding performance by an executive or group of executives though we did not do so in fiscal 2007.

2007 Bonus Plan

On February 10, 2007, we adopted a cash incentive bonus plan for fiscal 2007 that provided all full-time employees in the home office, including our executive officers, all regional directors and the management team at our Dixon, California, distribution center, the opportunity to earn cash bonuses based on our quarterly and annual financial performance. The broad participation in the bonus plan is one of the foundations of our performance-based culture. The 2007 Bonus Plan provided as follows:

We established a target payout percentage for each participant at the beginning of the fiscal year. The target payout percentage for a participant increases as the participant's level of responsibility increases. The participant's annual base salary is multiplied by that target payout percentage to arrive at the participant's annual target payout amounts. Target percentages and target payout amounts for the named executive officers are set forth below (quarterly target payout amounts are one-fourth of the annual target payout amount):

Name	Title	2007 Annual Target Percentage	2007 Annual Target Payout Amount
Matthew K. McCauley	Chief Executive Officer	100%	$645,000
Kip M. Garcia	President	85%	$327,250
Blair W. Lambert	Chief Operating Officer and Chief Financial Officer	85%	$327,250
Marina Armstrong	Senior Vice President, Stores, Human Resources and Play & Music and Secretary	85%	$326,760
Lynda G. Gustafson	Vice President, Corporate Controller	40%	$ 87,400

The Compensation Committee then reviewed management's business plan for fiscal 2007, including specific programs for increasing revenues and decreasing expenses, as well as management's financial projections and the underlying assumptions. Based on this review, we developed a range of quarterly and annual earnings per diluted share targets and a bonus percent was assigned to each target level. The following annual performance targets and related bonus percents were applicable for all participants, including the named executive officers, for fiscal 2007:

				Earnings Per Share Target(1)	
Q1	Q2	Q3	Q4	Fiscal 2007	Bonus Percent
$0.55	$0.12	$0.79	$0.73	$2.19	25%
$0.57	$0.13	$0.83	$0.77	$2.30	50%
$0.60	$0.14	$0.87	$0.81	$2.40	75%
$0.62	$0.15	$0.90	$0.84	$2.51	100%
$0.65	$0.16	$0.93	$0.87	$2.61	125%
$0.68	$0.17	$0.96	$0.91	$2.72	150%

(1) Earnings per diluted share targets are adjusted quarterly and annually to reflect any differences between actual amounts and estimates for workers compensation expense and for charges for theft and inventory shrinkage.

The lowest earnings threshold represented a 5% increase in earnings per diluted share over fiscal 2006 and is the lowest level at which we felt a participant should receive a bonus (at 25% of the Target Payout Amount). If the Company did not achieve this earnings threshold, no bonuses would be payable to any participant in the plan. We established the highest threshold at the level which represented our "stretch" goal for fiscal 2007, namely, a 30% earnings per diluted share increase over fiscal 2006. At this level, a bonus would be payable at 150% of the Target Payout Amount. We established intermediate thresholds at increases in earnings per diluted share of 5% to award participants in the plan if the Company exceeded our minimum goal but did not achieve the "stretch" goal.

At the end of each fiscal quarter and the fiscal year, we calculate each participant's bonus by multiplying the participant's target payout amount (annual or quarterly) by the bonus percent associated with the actual earnings per diluted share reported by the Company for the applicable period. We pay bonuses quarterly of up to 100% of the quarterly target payout amount. We pay bonuses above 100% of the quarterly target payout amount after the end of the fiscal year. Participants must be employed at the end of the applicable quarter to receive a quarterly bonus payment and must be employed at the end of the fiscal year to receive payment of bonus amounts above

100% of the quarterly target payment amounts. If we fail to meet one or more quarterly performance targets, but meet the annual performance targets, participants are eligible to receive a "catch-up" bonus, which allows the total bonus paid for the year to equal up to the maximum (150%) of the annual target payout amount.

For fiscal 2007, the named executive officers earned bonuses at 150% of the target payout amount for the first and third fiscal quarters and at 125% of the target payout amount for the second and fourth fiscal quarters.

On April 1, 2008, we increased Mr. McCauley's target payout percentage for fiscal 2008 to 150% of base salary, and on March 3, 2008, we increased Mr. Garcia's target payout percentage for fiscal 2008 to 100% of base salary, in each case in recognition of fiscal 2007 performance.

Equity Compensation

The third key component of executive compensation is equity compensation. Beginning in fiscal 2005, we concluded that restricted stock and restricted stock units would provide a more effective form of incentive compensation for senior management than stock options. For our senior executives in fiscal 2007, we granted restricted stock awards that vest based on both the achievement of specified performance goals and continued service. We believe that performance-based restricted stock provides a better vehicle for retention and a more effective long-term incentive as compared to stock options or restricted stock that vests based solely on continued service. All restricted stock awards to our named executive officers in fiscal 2007 were performance-based awards. However, we may use restricted stock awards with only time-based vesting on a limited basis as appropriate when retention or recruitment is our primary and immediate objective. We have not awarded any stock options to our executive officers since March 2006.

In determining the maximum size and type of an equity incentive award for an executive officer, we generally consider many factors, including individual performance, the Company's performance in the prior fiscal year, the retention value of the equity award, market data for comparable companies, the value of equity awards currently held by the executive officer, the impact of compensation expense on our reported earnings, and the dilutive effect of the award on our stockholders. In February 2007, we set a range of potential restricted stock awards for each named executive officer for fiscal 2007. The size of the award that ultimately could be earned by an executive varied depending on the Company's achievement of earnings per diluted share thresholds for fiscal 2007. At the conclusion of that year, the number of shares was determined based on the Company's performance and one-fourth of the award vested. The recipient must remain continuously employed for three additional years in order for the balance of the award to fully vest.

In February 2007, we granted Mr. McCauley an award of 250,000 shares of restricted stock and each of Mr. Lambert, Mr. Garcia and Ms. Armstrong an award of 180,000 shares of restricted stock. The performance goals and award levels for these awards, which totaled 790,000 shares, are as follows:

Earnings Per Share Target (1)	Bonus Percent	Matthew McCauley	Blair Lambert	Kip Garcia	Marina Armstrong
Fiscal 2007					
$2.19	25%	0	22,500	22,500	22,500
$2.30	50%	0	45,000	45,000	45,000
$2.40	75%	93,750	67,500	67,500	67,500
$2.51	100%	125,000	90,000	90,000	90,000
$2.61	125%	145,833	105,000	105,000	105,000
$2.72	150%	166,667	120,000	120,000	120,000
$2.82	175%	187,500	135,000	135,000	135,000
$2.93	200%	208,333	150,000	150,000	150,000
$3.03	225%	229,167	165,000	165,000	165,000
$3.14	250%	250,000	180,000	180,000	180,000

(1) Earnings per diluted share targets are adjusted quarterly and annually to reflect any differences between actual amounts and estimates for workers compensation expense and for charges for theft and inventory shrinkage.

With the exception of Mr. McCauley, who declined to receive an equity award unless the Company increased its earnings per diluted share by at least 15% over fiscal 2006, the earnings per diluted share thresholds for the first six award levels are identical to the thresholds established under the cash bonus program. We believe that an executive's compensation for the achievement of the various performance thresholds beginning at our minimum goal and continuing through our "stretch" goals should be a combination of cash and restricted stock. As we have previously discussed, if the Company achieves the "stretch" goal at the 150% bonus percent level, our senior executive officers would receive total compensation that would place each of them at approximately the seventy-fifth (75th) percentile as compared to our peer companies.

If the Company performs at levels beyond the "stretch" levels, we believe our most senior executives should receive additional equity compensation. To create an incentive for this, we established the four additional tiers of earning thresholds for our four most senior executives. These thresholds represent increases in earnings per diluted share over the prior fiscal year of 35%, 40%, 45% and 50%.

Based on our performance at the 125% bonus level for fiscal 2007, Mr. McCauley's award was set at 145,833 shares and the awards of Messrs. Lambert and Garcia and Ms. Armstrong were set at 105,000 shares. Each of these restricted stock awards became 25% vested on April 17, 2008, and will vest in additional 25% increments on February 10 in each of 2009, 2010 and 2011, provided that the executive is employed by the Company at that time. The Company cancelled the remaining 329,167 shares of restricted stock in March 2008 because the related performance targets were not met.

In addition to the above awards, the Compensation Committee granted 4,000 restricted stock units to Ms. Gustafson that vest over a four-year period, commencing on April 5, 2008, subject to the following performance criteria for fiscal 2007:

EPS	Grant
$2.19	1,000
$2.30	2,000
$2.40	3,000
$2.51	4,000

Based on our performance for fiscal 2007, Ms. Gustafson's award was set at 4,000 shares, 1,000 shares vested on April 5, 2008 and 1,000 will vest on April 5 in each of 2009, 2010 and 2011 if Ms. Gustafson is employed by the Company at that time.

Severance Benefits

We provide severance benefits under our Management Severance Plan for termination without "cause" to our executives at the level of vice president and above. We do not enter into written employment agreements with our employees, so the only severance benefits available to our executives are those under the Management Severance Plan. If an executive is entitled to severance benefits under the Management Severance Plan and also the Change of Control Plan described below, he or she receives the benefits under the Change of Control Plan.

In fiscal 2007, neither the terms of our stock option grants or restricted stock awards provided for the automatic acceleration of vesting upon an employee's termination of service, regardless of the reason for termination (a change of control would result in the acceleration of vesting as described below).

Proxy

On April 1, 2008, we adopted an Amended and Restated Management Severance Plan that provides the same range of benefits to participants as previously provided under two separate management severance plans (the 2003 Management Severance Plan and 2003 Management Severance Plan (Lump Sum Payment), both of which would have expired on May 1, 2008). We determined that each of our executive officers would receive increased potential severance payments under the new plan equal to 100% (from 50% under the old plans) of base salary. We increased the severance benefits so that the benefits would be competitive with those offered by our peer companies both for our existing executives and for potential new executive hires.

Also on April 1, 2008, we amended all outstanding stock options and restricted stock and restricted stock unit awards granted to each executive officer under our 2004 Equity Incentive Plan so that in the event of an involuntary termination (as defined in the Amended and Restated Management Severance Plan) of an executive officer, any such awards that are not then fully exercisable and vested, or subject to forfeiture restrictions, will become fully vested and exercisable, and any forfeiture restrictions will lapse, in each case effective as of the date of termination of such executive officer.

Change of Control

We provide change-of-control benefits to eliminate, or at least reduce, any reluctance on the part of our senior management to pursue potential change-of-control transactions that may be in the best interests of our stockholders by providing for payments that will protect them in the event of a change of control.

Executive officers who participate in the Management Change of Control Plan will receive lump-sum payments equal to a multiple (either 2 or 3) of their annual compensation (current salary plus average bonus for the prior three full fiscal years), as well as a pro-rated bonus for the year in which termination occurs, if their employment terminates on an involuntary basis other than for cause within a specified period (either twelve or eighteen months) following a change of control. We also continue health and other insurance benefits for the applicable twelve- or eighteen-month period. To the extent that payments to any participant under the Management Change of Control Plan are "parachute payments" under Internal Revenue Code Section 280G and subject to an excise tax under Internal Revenue Code Section 4999, we will gross up the change-of-control benefits so that the participant will receive the benefit promised net of any additional taxes imposed.

In addition, in the event of a change of control, all outstanding unvested stock options under our 1993 Stock Option Plan, 2002 Stock Incentive Plan and 2004 Equity Incentive Plan will become immediately vested and exercisable on that date and the participant may elect to exchange them for cash payments calculated by a formula under the appropriate plan. The vesting restrictions on all restricted stock and restricted stock unit awards under the 2004 Equity Incentive Plan will lapse.

On April 1, 2008, we adopted an Amended and Restated Management Change of Control Plan that provides the same range of benefits to participants as previously provided in our 2003 Management Change of Control Plan (which would have expired on May 1, 2008). We determined that our executive officers would receive the same benefits under the new plan as had been granted to the executive officers under the prior plan. Also on April 1, 2008, we extended "gross-up" benefits for each executive officer to the accelerated vesting of outstanding stock options and lapse of restrictions on restricted stock and restricted stock units resulting from a change of control, even if the executive officer's employment is not terminated, if the accelerated vesting and lapse of restrictions, when aggregated with any other change-of-control payments or benefits, would constitute a "parachute payment."

Retirement Plans

The Company maintains a 401(k) plan pursuant to which the Company matches employee contributions on a dollar-for-dollar basis up to four percent (4%) of salary, subject to applicable legal limits. There are no other retirement plans in place for any employees, including the named executive officers.

Perquisites and Other Benefits

We annually review the perquisites that members of our senior management receive. The primary perquisite for executives at the level of vice president or above consists of reimbursement of up to one percent (1%) of base salary for tax-related and other financial planning services. We believe that good financial planning by experts reduces the amount of time and attention senior management must spend on that topic and maximizes the net financial reward to the employees from their compensation packages.

Executive officers may participate in our 1993 Amended and Restated Employee Stock Purchase Plan on the same basis as other employees. We pay all medical, dental and vision insurance premiums at and above the level of vice president. We pay life and disability insurance premiums for all eligible employees. Executive officers may also participate in certain other benefit programs that we make available to all eligible employees, including discounts on our products.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation in excess of $1,000,000 paid to the company's chief executive officer or any of the three other most highly compensated executive officers (other than the chief financial officer). Certain performance-based compensation is specifically exempt from the deduction limit.

The Compensation Committee attempts to minimize executive compensation expense that is non-deductible for tax purposes while retaining the flexibility necessary to provide total compensation in line with our compensation philosophy. Section 162(m) did not limit our ability to deduct the compensation we paid for fiscal 2007.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended February 2, 2008.

THE COMPENSATION COMMITTEE

Gary M. Heil, *Chairman*
John C. Pound
William U. Westerfield

2007 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation for each of the Company's named executive officers for fiscal 2007 and fiscal 2006. All numbers are rounded to the nearest dollar.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Matthew K. McCauley (4)	2007	$645,000	—	$3,816,168	$307,128	$ 886,875	$23,652	$5,678,823
Chairman and CEO	2006	657,404	—	1,070,299	396,613	1,290,000	20,345	3,434,661
Blair W. Lambert (5)	2007	$385,000	—	$2,169,487	$243,412	$ 449,969	$21,126	$3,268,994
COO/CFO	2006	392,404	$15,000	297,062	253,063	654,500	17,858	1,629,887
Kip M. Garcia (6)	2007	$385,000	—	$2,351,542	$146,586	$ 449,969	$19,159	$3,352,256
President	2006	392,404	$15,000	454,083	149,352	654,500	17,843	1,683,182
Marina Armstrong (7)	2007	$384,327	—	$2,288,153	$199,946	$ 449,356	$26,958	$3,348,740
SVP, Stores, HR and Play & Music and Secretary	2006	356,731	$15,000	408,362	261,475	595,000	20,130	1,656,698
Lynda G. Gustafson (8)	2007	$218,500	$33,000	$ 99,817	$ 40,587	$ 131,100	$21,820	$ 544,824
VP, Corporate Controller	2006	210,039	25,700	27,120	63,732	144,335	18,501	489,427

(1) The amount reported in this column for fiscal 2007 for each officer reflects the compensation costs for financial reporting purposes for the year under SFAS 123R, rather than an amount paid to or realized by the officer for outstanding restricted stock and restricted stock unit awards granted in and prior to the year. Assumptions used in the calculation of these compensation costs for 2007 are included in Note 7 to the Company's audited financial statements included in the 2007 Annual Report on Form 10-K for the year ended February 2, 2008; for prior-year awards, such assumptions are included in the comparable footnote to the financial statements included in the applicable fiscal year's annual report. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes.

(2) The amount reported in this column for fiscal 2007 for each officer reflects the compensation costs for financial reporting purposes for the year under SFAS 123R, rather than an amount paid to or realized by the officer, for stock options granted in and prior to the year. Assumptions used in the calculation of these compensation costs for 2007 are included in Note 7 to the Company's audited financial statements included in the 2007 Annual Report on Form 10-K for the year ended February 2, 2008; for prior-year grants, such assumptions are included in the comparable footnote to the financial statements included in the applicable fiscal year's annual report. As required by SEC rules, the amounts reported have been adjusted to exclude the estimated effect of service-based forfeiture assumptions used for financial reporting purposes.

(3) Represents performance-based cash compensation.

(4) The All Other Compensation column for fiscal 2007 with respect to Mr. McCauley represents $14,652 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $9,000 for Company contributions to the Company's 401(k) plan.

(5) The All Other Compensation column for fiscal 2007 with respect to Mr. Lambert represents $14,892 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $6,234 for Company contributions to the Company's 401(k) plan.

(6) The All Other Compensation column for fiscal 2007 with respect to Mr. Garcia represents $12,333 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $6,826 for Company contributions to the Company's 401(k) plan.

(7) The All Other Compensation column for fiscal 2007 with respect to Ms. Armstrong represents $14,820 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured, $9,162 for Company contributions to the Company's 401(k) plan and $2,976 for financial planning services paid by the Company.

(8) The All Other Compensation column for fiscal 2007 with respect to Ms. Gustafson represents $12,760 for medical, life and disability insurance premiums paid by the Company for the benefit of the insured and $9,060 for Company contributions to the Company's 401(k) plan.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding grants of plan-based awards for each of the Company's named executive officers for fiscal 2007.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Matthew K. McCauley	Annual Incentive Award		$161,250	$645,000	$967,500				
Chairman and CEO	RSA	2/10/07				93,750	125,000	250,000	$9,207,500
Blair W. Lambert	Annual Incentive Award		$ 81,813	$327,250	$490,875				
COO/CFO	RSA	2/10/07				22,500	90,000	180,000	$6,629,400
Kip M. Garcia	Annual Incentive Award		$ 81,813	$327,250	$490,875				
President	RSA	2/10/07				22,500	90,000	180,000	$6,629,400
Marina Armstrong	Annual Incentive Award		$ 81,690	$326,760	$490,139				
SVP, Stores, HR and Play & Music and Secretary	RSA	2/10/07				22,500	90,000	180,000	$6,629,400
Lynda G. Gustafston	Annual Incentive Award		$ 21,850	$ 87,400	$131,100				
VP, Corporate Controller	RSU	4/5/07				1,000	4,000	4,000	$ 167,400

The following narrative discusses the material information necessary to understand the information in the tables above.

Bonus. Amounts in the Bonus column in the Summary Compensation Table represent discretionary cash bonus payments, except that for Ms. Gustafson, they include cash retention bonus payments. Ms. Gustafson received a retention bonus in April 2007 equal to 15% of her base salary. A retention bonus equal to 20% of her base salary was paid in April 2008 and will be reported in the Summary Compensation Table appearing in the Company's 2009 Proxy Statement.

Stock Awards. Amounts in the Stock Awards column in the Summary Compensation Table relate to restricted stock awards (RSAs) and restricted stock unit awards (RSUs) granted under our 2004 Equity Incentive Plan. Additional information about the restricted stock and restricted stock unit awards, including the vesting schedule for the awards granted to the named executive officers and included in the 2007 Grants of Plan-Based Awards Table, is included in "Compensation Discussion and Analysis" above.

Option Awards. Amounts reported in the Option Awards column in the Summary Compensation Table relate to stock options granted under our 2004 Equity Incentive Plan, 2002 Stock Incentive Plan or 1993 Stock Option Plan.

Non-Equity Incentive Plan Compensation. Amounts reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table represent payments made under the Company's 2007 Bonus Plan. Additional information about the 2007 Bonus Plan is included in "Compensation Discussion and Analysis" above.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of the Company's named executive officers at fiscal 2007 year end. Market values for restricted stock and restricted stock units are presented as of the end of fiscal 2007 (based on the closing stock price of the Company's common stock on February 1, 2008, the last trading day of the year, of $38.81) for outstanding stock awards.

		Option Awards(1)				Stock Award			
		Number of Securities Underlying Unexercised Options (#)				Service-Based Equity Awards		Equity Incentive Plan Awards	
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Matthew K. McCauley, Chairman and CEO									
Equity Awards (RSA) (2)	2/10/07							250,000	$9,702,500
Equity Awards (RSA) (3)	2/10/06							135,000	5,239,350
Equity Awards (RSA) (4)	6/13/05					25,000	$ 970,250		
Stock Options	3/21/05	27,084	14,583	$12.24	3/21/2015				
Stock Options	2/7/05	27,084	13,541	$12.00	2/7/2015				
Stock Options	11/18/04	40,625	15,624	$11.66	11/18/2014				
Stock Options	3/30/04	13,542	1,041	$17.02	3/30/2014				
Stock Options	2/6/04	13,542	521	$14.33	2/6/2014				
Stock Options	9/18/03	11,458	0	$15.76	9/18/2013				
Stock Options	9/18/02	9,375	0	$18.50	9/18/2012				
Blair W. Lambert, COO / CFO									
Equity Awards (RSA) (5)	2/10/07							180,000	$6,985,800
Equity Awards (RSA) (6)	2/10/06							22,500	873,225
Equity Awards (RSA) (7)	1/10/05					12,500	$ 485,125		
Stock Options	3/21/05	27,083	29,167	$12.24	3/21/2015				
Stock Options	1/10/05	33,936	25,000	$12.60	1/10/2015				
Stock Options	6/25/03	312	0	$17.19	6/25/2013				
Kip M. Garcia, President									
Equity Awards (RSA) (5)	2/10/07							180,000	$6,985,800
Equity Awards (RSA) (8)	2/10/06							30,000	1,164,300
Equity Awards (RSA) (9)	2/10/06					37,500	$1,455,375		
Stock Options (10)	11/18/04	22,917	10,417	$11.66	11/18/2014				
Stock Options (11)	4/26/04	23,958	3,125	$17.33	4/26/2014				
Marina Armstrong, SVP, Stores, HR and P&M and Secretary									
Equity Awards (RSA) (5)	2/10/07							180,000	$6,985,800
Equity Awards (RSA) (6)	2/10/06							22,500	873,225
Equity Awards (RSA) (9)	2/10/06					37,500	$1,455,375		
Stock Options	3/21/05	4,688	7,291	$12.24	3/21/2015				
Stock Options	11/18/04	9,374	10,417	$11.66	11/18/2014				
Stock Options	3/30/04	38,333	1,667	$17.02	3/30/2014				
Stock Options	2/6/04	1,877	208	$14.33	2/6/2014				
Stock Options	9/18/03	30,000	0	$15.76	9/18/2013				
Stock Options	6/25/02	50,000	0	$15.70	6/25/2012				
Stock Options	2/25/98	2,179	0	$27.06	2/25/2008				
Lynda G. Gustafson, VP, Corporate Controller									
Equity Awards (RSU) (12)	4/5/07							4,000	$ 155,240
Equity Awards (RSU) (13)	2/10/06					3,750	$ 145,538		
Stock Options	2/7/05	6,250	5,416	$12.00	2/7/2015				
Stock Options	11/18/04	2,334	1,458	$11.66	11/18/2014				
Stock Options	9/18/03	2,500	0	$15.76	9/18/2013				

(1) Except as otherwise noted, stock options vest 1/48th per month of continuous service completed from the Grant Date shown above.

(2) As described in more detail in "Compensation Discussion and Analysis" above, Mr. McCauley received a performance-based award of 250,000 shares of restricted stock. The total number of shares of Mr. McCauley's award that can vest over four years depends on fiscal 2007 earnings per diluted share. In each case, 25% of the shares would vest on April 17, 2008, and 25% of the shares would vest on each of February 10, 2009, 2010 and 2011. The Company's fiscal 2007 earnings per diluted share were $2.67; accordingly, 145,833 shares of the total of 250,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 36,459 shares to vest on each of April 17, 2008 and February 10, 2009, 2010 and 2011.

(3) Mr. McCauley received a performance-based award of 180,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 180,000 shares of the total of 180,000 shares awarded to Mr. McCauley may vest depending on his continued service to the Company, with 45,000 shares to vest on each of April 19, 2007 and February 10, 2008, 2009 and 2010.

(4) 25,000 shares to vest on June 13, 2009.

(5) As described in more detail in "Compensation Discussion and Analysis" above, Mr. Lambert, Mr. Garcia and Ms. Armstrong each received a performance-based award of 180,000 shares of restricted stock. The total number of shares of each of those awards that can vest over four years depends on fiscal 2007 earnings per diluted share. In each case, 25% of the shares would vest on April 17, 2008, and 25% of the shares would vest on each of February 10, 2009, 2010 and 2011. The Company's fiscal 2007 earnings per diluted share were $2.67; accordingly, 105,000 shares of the total of 180,000 shares awarded to each of Mr. Lambert, Mr. Garcia and Ms. Armstrong may vest depending on their continued service to the Company, with 26,250 shares to vest on each of April 17, 2008 and February 10, 2009, 2010 and 2011.

(5) Mr. Lambert and Ms. Armstrong each received a performance-based award of 30,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 30,000 shares of the total of 30,000 shares awarded to each of Mr. Lambert and Ms. Armstrong may vest depending on their continued service to the Company, with 7,500 shares to vest on each of April 19, 2007 and February 10, 2008, 2009 and 2010.

(7) Remaining unvested shares to vest 1/12th per month commencing February 10, 2008.

(8) Mr. Garcia received a performance-based award of 40,000 shares of restricted stock in 2006. Based on the Company's fiscal 2006 earnings per diluted share, 40,000 shares of the total of 40,000 shares awarded to Mr. Garcia may vest depending on his continued service to the Company, with 10,000 shares vesting on April 19, 2007, and 10,000 shares to vest on each of February 10, 2008, 2009 and 2010.

(9) 12,500 shares to vest on each of February 10, 2008, 2009 and 2010.

(10) Remaining unvested shares to vest 1/10th per month commencing February 26, 2008.

(11) Remaining unvested shares to vest 1/3rd per month commencing February 26, 2008.

(12) As described in more detail in "Compensation Discussion and Analysis" above, Ms. Gustafson received a performance-based award of 4,000 restricted stock units. The total number of units of Ms. Gustafon's award that can vest over four years depends on specific fiscal 2007 earnings per diluted share In each case, 25% of the units would vest on April 5, 2008, 2009, 2010 and 2011. The Company's fiscal 2007 earnings per diluted share exceeded $2.51 per share; accordingly, all 4,000 units awarded to Ms. Gustafson may vest depending on her continued service to the Company, with 1,000 units to vest on each of April 5, 2008, 2009, 2010 and 2011.

(13) 1,250 shares to vest on each of February 10, 2008, 2009 and 2010.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock option exercises and stock awards vesting for each of the Company's named executive officers during fiscal 2007. For stock options, the value realized is the difference between the closing fair market value of the underlying stock at the time of exercise and the exercise price. For stock awards, the value realized is based on the closing fair market value of the underlying stock on the vesting date.

		Option Awards		Stock Awards	
Name of Executive Officer	Type of Award	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Matthew K. McCauley, Chairman and CEO	Stock Award			70,000	$2,826,750
Blair W. Lambert, COO/CFO	Stock Award			20,000	764,967
Kip M. Garcia, President	Stock Award			22,500	853,375
Marina Armstrong, SVP Stores, HR and P&M and Secretary	Stock Award			20,000	755,125
	Stock Option	27,520	$709,615		
Lynda G. Gustafson, VP, Corporate Controller	Stock Award			1,250	46,038

TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS AND EMPLOYMENT CONTRACTS

In fiscal 2007 the Company offered its executives certain benefits on termination of employment under either its Management Severance Plan or its Management Severance Plan (Lump Sum Payment). The Company also offers its executives certain benefits on termination of employment following a change of control under its Management Change of Control Plan. A change of control may also accelerate the vesting of unvested stock options and the lapse of restrictions on stock awards under the terms of the Company's equity compensation plans.

The Company has not entered into written employment agreements with any of its executive officers, so the only contractual benefits to an executive officer in the event of a termination of employment and/or a change of control are under these plans.

Severance Benefits

In fiscal 2007, the Company's Management Severance Plans provided participants with certain payments if their employment terminated on an involuntary basis unrelated to a change of control of the Company. A participant's employment generally would have been deemed to have been involuntarily terminated if terminated other than for cause, death or disability.

The Management Severance Plan (Lump Sum Payment), which is referred to as the First Management Severance Plan, provided plan participants hired prior to November 2000 with a lump-sum severance payment equal to either 50% or 100% of the participant's base salary if the participant's employment terminated on an involuntary basis unrelated to a change of control of the Company. Ms. Armstrong was the only named executive officer who participated in the First Management Severance Plan. In fiscal 2007, she would have been eligible to receive a lump-sum severance payment equal to 50% of her base salary, less applicable taxes, if involuntarily terminated.

The other Management Severance Plan, which is referred to as the Second Management Severance Plan, provided plan participants hired during or after November 2000 with severance payments equal to 50% or 100% of the participant's base salary, payable in equal monthly installments over a 12-month period, if the participant's employment terminated on an involuntary basis unrelated to a change of control of the Company. However, unlike payment under the First Management Severance Plan, payments under the Second Management Severance Plan would have been subject to termination or reduction depending on the salary at the participant's new place of employment. In fiscal 2007, Mr. McCauley, Mr. Lambert, Mr. Garcia and Ms. Gustafson participated in the Second Management Severance Plan and would have been eligible to receive a severance payment equal to 50% of base salary, less applicable taxes, if involuntarily terminated (subject to termination or reduction as described above).

Payments under the Management Severance Plans would have been conditioned on the participant's delivery of a waiver and release of claims in a form provided by the Company. Payments under the Management Severance Plans would not have been payable if a participant were also entitled to benefits under the Management Change of Control Plan.

As discussed above in "Compensation Discussion and Analysis," the Management Severance Plans were replaced by a single Amended and Restated Management Severance Plan in April 2008, and outstanding equity awards were amended to provide for accelerated vesting and lapse of forfeiture restrictions following an executive officer's involuntary termination.

Change of Control Benefits – Management Change of Control Plan

Executive officers who participate in the Management Change of Control Plan are eligible to receive certain lump-sum payments and continued benefits coverage if their employment terminates on an involuntary basis other than for cause, death or disability within a specified period (either twelve or eighteen months) following a Change of Control of the Company (as defined below). The lump-sum payment is equal to a specified multiple (100%, 200% or 300%) of the participant's annual compensation (current base salary plus average annual bonus for the three full fiscal years prior to termination) plus a pro-rated bonus for the year of termination, less applicable taxes. The benefits coverage continues the terminated executive's employee benefits for a period of 12 or 18 months; however, each individual benefit is subject to earlier termination if a participant receives comparable coverage for that benefit under another employer's plan.

An employee's employment will generally be deemed to have been involuntarily terminated other than for cause upon (i) a significant reduction in title, duties or responsibilities, (ii) a greater than 10% reduction in annual base salary or in the annual maximum dollar amount of potential cash bonuses, (iii) a material reduction in the kind or level of employee benefits such that the overall benefits package is significantly reduced, (iv) a relocation to a place of employment more than 50 miles from the previous place of employment, or (v) the failure of the Company's successor to assume the obligations of the Company under the Management Change of Control Plan. A "Change of Control" of the Company is generally defined as (1) an acquisition of 50% or more of the voting power of the Company, (2) a change in the composition of the Board of the Company in a two-year period, without the approval of the Incumbent Directors (as defined in the plan), that results in fewer than a majority of the Incumbent Directors remaining in office, (3) the completion of a merger or consolidation where the existing stockholders of the Company do not hold more than 50% of the voting power of the surviving entity, or (4) the sale or disposition of all or substantially all of the assets of the Company.

Under the Management Change of Control Plan, if any of the named executive officers is terminated involuntarily, other than for death, disability or cause, at any time within 18 months following a Change of Control, the named executive officer, other than Lynda G. Gustafson, will be eligible to receive a payment equal to 300% of his or her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and benefits coverage for 18 months. Ms. Gustafson will be eligible to receive a payment equal to 200% of her annual compensation and a pro-rated bonus, in a single lump-sum payment, less applicable taxes, and benefits coverage for 18 months.

If the benefits under the Management Change of Control Plan, when aggregated with any other payments or benefits received by a participant, or to be received by a participant, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the participant's plan benefits would be grossed up so that the net amount retained by the participant would be equal to the payment described in the preceding paragraph.

As discussed above in "Compensation Discussion and Analysis," the Management Change of Control Plan was amended and restated in April 2008.

Change of Control Benefits – Acceleration of Vesting of Option Awards and Lapse of Restrictions on Stock Awards under the Equity Compensation Plans

In the event of a Change of Control, all outstanding awards under the Company's 1993 Stock Option Plan, 2002 Stock Incentive Plan and 2004 Equity Incentive Plan will become immediately vested and exercisable on that date and will be terminated in exchange for cash payments calculated by a formula under the appropriate plan. The 1993 Stock Option Plan, 2002 Stock Incentive Plan and the 2004 Equity Incentive Plan each define a "Change of Control" as the acquisition by any person other than the Company, a subsidiary of the Company or an employee benefit plan of the Company of 50% or more of the voting power of the Company's outstanding securities, stockholder approval of a merger or consolidation where the existing stockholders of the Company would not hold more than 50% of the voting power of the surviving entity, a change in the Board such that the majority of directors are no longer Incumbent Directors (as that term is defined in each plan), or stockholder approval of an agreement for the sale or disposition of all or substantially all the assets of the Company.

With respect to the named executive officers, all outstanding unvested stock options would fully vest and all restrictions on all outstanding restricted stock and restricted stock unit awards would lapse.

As discussed above in "Compensation Discussion and Analysis," in April 2008 the Company extended "gross-up" benefits to executive officers in connection with the accelerated vesting and lapse of restrictions upon a Change of Control, without regard to employment status.

2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL TABLE

The potential payments upon termination of employment or change of control for each of the named executive officers are set forth in the table below. Amounts payable pursuant to the First Management Severance Plan or the Second Management Severance Plan reported in the Before Change of Control Involuntary Termination w/o Cause column assume termination of employment on February 1, 2008, the last business day of fiscal 2007.

The amounts for Stock Option Vesting Acceleration and Lapse of Stock Award Restrictions under the Change of Control column assume that the intrinsic value per share for vested stock options and shares of restricted stock is $38.81 per share, the closing price of the Company's common stock on February 1, 2008, and that a change of control occurs on that date.

The total value reported in the After Change of Control Involuntary Termination w/o Cause column assumes a change of control and termination of employment on February 1, 2008, and includes amounts payable under the Management Change of Control Plan and the amounts for option acceleration and lapse of restrictions on restricted stock that are triggered upon a change of control. The amounts for Severance Benefit in the After Change of Control Involuntary Termination w/o Cause column reflect the amounts payable under the Management Change of Control Plan as described above, plus the applicable "gross-up" payment for each of Mr. McCauley, Mr. Lambert, Mr. Garcia and Ms. Armstrong since a portion of the total amount of benefits each is entitled to receive under the Management Change of Control Plan, together with the value of the accelerated options and lapse of forfeiture restrictions on restricted stock, would have subjected each of them to the "parachute" excise tax as of February 1, 2008.

Name	Benefit	Before Change of Control Involuntary Termination w/o Cause	Change of Control	After Change of Control Involuntary Termination w/o Cause
Matthew K. McCauley ...	Severance Benefit	$322,500	N/A	$12,043,958
	Benefits Continuation*	N/A	N/A	21,564
	Stock Option Vesting Acceleration	N/A	$ 1,210,134	1,210,134
	Lapse of Stock Award Restrictions	N/A	15,912,100	15,912,100
	Total value:	$322,500	$17,122,234	$29,187,756
Blair W. Lambert	Severance Benefit	$192,500	N/A	$ 7,785,727
	Benefits Continuation*	N/A	N/A	21,932
	Stock Option Vesting Acceleration	N/A	$ 1,430,217	1,430,217
	Lapse of Stock Award Restrictions	N/A	8,344,150	8,344,150
	Total value:	$192,500	$ 9,774,367	$17,582,026
Kip M. Garcia	Severance Benefit	$192,500	N/A	$ 7,737,048
	Benefits Continuation*	N/A	N/A	18,072
	Stock Option Vesting Acceleration	N/A	$ 349,947	349,947
	Lapse of Stock Award Restrictions	N/A	9,605,475	9,605,475
	Total value:	$192,500	$ 9,955,422	$17,710,542
Marina Armstrong	Severance Benefit	$192,500	N/A	$ 7,494,666
	Benefits Continuation*	N/A	N/A	21,831
	Stock Option Vesting Acceleration	N/A	$ 517,959	517,959
	Lapse of Stock Award Restrictions	N/A	9,314,400	9,314,400
	Total value:	$192,500	$ 9,832,359	$17,348,856
Lynda G. Gustafson	Severance Benefit	$110,000	N/A	$ 690,644
	Benefits Continuation*	N/A	N/A	18,975
	Stock Option Vesting Acceleration	N/A	$ 184,788	184,788
	Lapse of Stock Award Restrictions	N/A	300,778	300,778
	Total value:	$110,000	$ 485,566	$ 1,195,185

* Includes disability and life insurance benefits, as well as medical, dental and vision insurance benefits. Disability and life insurance costs are estimated based on the Company's current group plan benefit costs; actual costs of individual non-plan benefits are not known at this time. Medical, dental and vision insurance costs are calculated using the current post- termination continued benefit rate prescribed by the applicable plan.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

The Board has delegated to our Audit Committee the responsibility for reviewing related-person transactions. The Audit Committee reviews the material facts of all related-person transactions, including transactions between the Company and our officers or directors (or affiliates of officers or directors), that require the Committee's approval under the applicable rules of the SEC and NASDAQ. The Audit Committee either approves or disapproves the entering into of each related-person transaction. If advance review or approval is not feasible prior to the entry into of a particular related-person transaction, the Audit Committee will review that transaction after it has been entered into and determine whether to ratify such transaction. The Audit Committee has the authority to establish categories of related-person transactions which do not require the approval of the

Committee as well as procedures for consummating certain types or categories of transactions without the approval of the Committee.

In April 2007, the Audit Committee approved written procedures authorizing the Company's General Counsel to review and approve or ratify related-person transactions involving the payment by the Company of amounts of $100,000 or less (unless involving the General Counsel). These procedures require the General Counsel to promptly report to the Audit Committee each such related-person transaction reviewed by her and her determination.

In fiscal 2007, there were no related-person transactions under applicable SEC or NASDAQ rules.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2007 with the Company's management.
2. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm during the fiscal 2007, the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication With Audit Committees*.
3. The Audit Committee has received the written disclosures and the letter from its independent accountants required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and has discussed with its independent accountants the independent accountants' independence.
4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the period ending February 2, 2008, for filing with the SEC.

THE AUDIT COMMITTEE
Daniel R. Lyle, *Chairman*
Gary M. Heil
William U. Westerfield

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The fees billed by Deloitte & Touche LLP for the indicated services performed during the fiscal 2007 and fiscal 2006 were as follows:

	Fiscal 2007	Fiscal 2006
Audit Fees (1)	$976,000	$1,094,000
Audit-Related Fees (2)	$ 38,000	$ 35,000
Tax Fees (3)	$290,000	$ 307,000
All Other Fees (4)	—	$ 28,000

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. In fiscal 2007 and 2006, these fees included fees for the audit of the Company's 401(k) plan.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2007, these fees included $140,000 for tax consultation and $150,000 for tax compliance. In fiscal 2006, these fees included $66,000 for tax consultation and $241,000 for tax compliance.

(4) All Other Fees consist of fees for products and services other than the services reported above. In fiscal 2006, these fees included fees for services related to the liquidation of our legal entities in the United Kingdom and Ireland.

The Audit Committee has considered, and believes that, the non-audit services provided by Deloitte & Touche LLP as described above are compatible with maintaining Deloitte & Touche LLP's independence as the Company's principal accountants.

The Audit Committee has established a policy requiring its pre-approval of the retention of the Company's independent registered public accounting firm for all audit, review or attest engagements and all such non-audit services as the independent registered public accounting firm is permitted to provide the Company, as well as its approval of all fees, including those listed in the table above, for such services, other than de minimis non-audit services allowed by applicable law.

PROPOSAL TWO: APPROVAL OF AN AMENDMENT TO THE GYMBOREE CORPORATION 2004 EQUITY INCENTIVE PLAN

The Company's Board is seeking stockholder approval of an amendment to The Gymboree Corporation 2004 Equity Incentive Plan (including the amendment that is the subject of this Proposal Two, the "2004 Plan") to increase the number of shares reserved for issuance by 925,000 shares.

As of April 7, 2008, 115,610 shares were reserved and available for issuance under the 2004 Plan, in addition to the 925,000 shares for which the Company is seeking stockholder approval. As of the same date, 2,167,638 shares under the 2004 Plan are subject to outstanding options, restricted stock units and restricted stock awards (1,388,913 shares of which are subject to unvested restricted stock units and the unvested portions of restricted stock awards), and 337,678 shares under The Gymboree Corporation 2002 Amended and Restated Stock Incentive Plan (the "2002 Plan") and 78,246 shares under The Gymboree Corporation 1993 Stock Option Plan (the "1993 Plan") are subject to outstanding options, for a total of 1,194,649 shares subject to options and 2,583,562 shares subject to options, restricted stock units and restricted stock awards under all three plans. No shares were available for issuance under 2002 Plan or the 1993 Plan. As of April 7, 2008, the outstanding options had a weighted-average exercise price of $13.7242 and a weighted-average remaining contractual life of 6.16 years. Shares subject to outstanding options or units that are not actually issued and delivered when an option or unit is forfeited, settled for cash or otherwise terminated, or when shares are withheld by or tendered to the Company in connection with the exercise of an option or in connection with the satisfaction of tax withholding obligations, will become available for grant under the 2004 Plan.

The Board believes that compensation in the form of equity incentives correlates management's interests with those of an owner and creates a partnership between the Company's key employees and its stockholders that motivates those employees to strive to improve the long-term performance of the Company and to achieve our long-term strategic objectives. Based on estimated usage rate, the Company currently anticipates depleting the shares currently available for issuance under the 2004 Plan by the end of fiscal 2008. The Company anticipates that with the additional 925,000 shares for which the Company is seeking stockholder approval, the Company will have sufficient shares for equity compensation until the 2010 annual meeting of stockholders and stockholder approval for additional shares will be sought at that time. While adding 925,000 shares to the 2004 Plan will increase the potential dilution represented by the 2004 Plan, the Board believes that the potential dilution represented by the Company's equity compensation plans is within the norms for the Company's industry. In addition, the Company commits to limit the number of shares used for equity compensation awards so that the number of shares subject to awards granted in the next three fiscal years will not exceed, as an average over the three-year period, 2.9% of the Company's outstanding shares per year (measured as the weighted-average common shares outstanding, excluding treasury shares, for each fiscal year). For purposes of calculating the number of shares granted in a year, stock awards, restricted stock awards and restricted stock units will count as equivalent to (1) 1.5 option shares if our annual stock price volatility is 54.6% or higher, (2) two option shares if our annual stock price volatility is between 36.1% and 54.6%, (3) 2.5 option shares if our annual stock price volatility is between 24.9% and 36.1% and (4) four option shares if our annual stock price volatility is less than 24.9%.

The Company plans to use the additional 925,000 shares for which the Company is seeking stockholder approval to recruit, retain, motivate and reward key contributors, including key executive officers. If the amendment to the 2004 Plan is not approved by the Company's stockholders, awards will continue to be made under the 2004 Plan to the extent shares are available.

A copy of the 2004 Plan, as approved by the Board on April 1, 2008, and which will be effective upon receipt of approval from the stockholders, is attached to this proxy statement as Appendix A and is incorporated by reference. The following description of the 2004 Plan is a summary and does not purport to be a complete description. See **Appendix A** for more detailed information.

Description of the 2004 Plan

Purpose

The purpose of the 2004 Plan is to attract, retain and motivate the Company's employees, officers and directors by providing them the opportunity to acquire a proprietary interest in the Company's business and to link their interests and efforts to the long-term interests of the Company's stockholders.

Administration

The 2004 Plan is administered by the Board or the Compensation Committee of the Board. The Compensation Committee has the authority to administer the 2004 Plan, including, among other things, the power to select individuals to whom awards are granted, to determine the types of awards and the number of shares subject to each award, to set the terms, conditions and provisions of such awards, to cancel or suspend awards and to establish procedures pursuant to which the payment of any such awards may be deferred. The Compensation Committee may delegate to one or more of the Company's officers, to the extent permitted by Delaware law, the right to grant awards with respect to employees who are not officers or directors. With respect to discretionary awards to non-employee directors, the Board must delegate responsibility for administering the 2004 Plan to a committee composed of independent directors.

Eligibility

Awards may be granted under the 2004 Plan to the Company's employees, officers, directors, consultants, agents, advisors and independent contractors. As of April 7, 2008, approximately 11,000 individuals were eligible to participate in the 2004 Plan.

Types of Awards

The 2004 Plan permits the granting of any or all of the following types of awards: (1) incentive and nonqualified stock options, (2) stock appreciation rights, (3) stock awards, restricted stock awards and stock units, (4) performance shares and performance units conditioned upon meeting performance criteria, and (5) other stock- or cash-based awards.

Stock Options. Stock options entitle the holder to purchase a specified number of shares of the Company's common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant. The exercise price of stock options under the 2004 Plan must be at least 100% of the fair market value of the Company's common stock on the date of the grant. The Compensation Committee will fix the term of each option. Each option will be exercisable at such time or times as determined by the Compensation Committee. Options may be exercised, in whole or in part, by payment in full of the purchase price either in cash, delivery of shares of common stock or delivery of other consideration, or by any combination of cash, stock and other consideration as may be determined by the Compensation Committee. Options may also be exercised by means of a broker-assisted cashless exercise.

After termination of service, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the option agreement. If no such period of time is stated in a participant's option agreement, a participant will generally be able to exercise his or her option for (i) three months following his or her termination for reasons other than cause, death or disability and (ii) one year following his or her termination due to death or disability. If a participant is terminated for cause, all options generally will automatically expire. If a participant dies after termination of service but while an option is still exercisable, the portion of the option that was vested and exercisable as of the date of termination will generally expire on the one-year anniversary of the participant's death. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights ("SARs"). SARs may be granted alone ("freestanding") or in addition to other awards and may, but need not, relate to a specific option granted under the 2004 Plan. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The Compensation Committee may impose any conditions or restrictions on the exercise of an SAR as it deems appropriate; however, under the 2004 Plan the grant price of a freestanding SAR generally will not be less than the fair market value of a share of common stock on the date of grant, and the term will not be more than ten years. Payment upon such exercise will be in cash, stock, other property or any combination of cash, stock or other property as determined by the Compensation Committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the option has been exercised.

Stock Awards, Restricted Stock and Stock Units. Awards of shares of stock, or awards designated in units of stock, may be granted and may be made subject to forfeiture restrictions at the Compensation Committee's discretion, which the Committee may waive at any time in its sole discretion. Until the lapse of any restrictions, recipients may not dispose of their restricted stock. Upon termination of employment during the restriction period, all shares of restricted stock still subject to restriction will be forfeited, subject to any exceptions that may be authorized by the Compensation Committee.

Performance Awards. Performance awards may be in the form of performance shares, which are units valued by reference to shares of stock, or performance units, which are units valued by reference to property other than stock. Performance shares or performance units may be payable upon the attainment of performance criteria and other terms and conditions established by the Compensation Committee, and the amount of any payment may be adjusted on the basis of such further consideration as the Committee determines. Performance awards may be paid entirely or in any combination of cash, stock or other property, in the discretion of the Compensation Committee.

Other Stock- or Cash-Based Awards. The Compensation Committee is also authorized to grant to participants, either alone or in addition to other awards granted under the 2004 Plan, incentives payable in cash or in shares of the Company's common stock subject to terms and conditions determined by the Committee.

Shares Subject to the 2004 Plan

Number of Shares Reserved for Issuance. The 2004 Plan authorizes the issuance of up to 3,115,000 shares of common stock. In addition, up to an additional 415,924 shares of common stock subject to outstanding options under the 2002 Plan and the 1993 Plan, to the extent those options are not exercised or settled in shares, could become available for grant under the 2004 Plan. Shares of common stock covered by an award granted under the 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the 2004 Plan that are forfeited, settled for cash or otherwise terminated and shares withheld by or tendered in connection with the exercise of an option or other award granted under the 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards or exercises of options or other awards are available for grant under the 2004 Plan. Awards made or adjusted to assume or convert awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2004 Plan. The shares of stock deliverable under the 2004 Plan will consist of authorized and unissued shares. The Compensation Committee may adjust the aggregate number of shares or the awards under the 2004 Plan in the event of a change affecting shares of common stock, such as a stock dividend, recapitalization, reorganization or merger.

Limitations on Use of Shares Subject to the 2004 Plan. The 2004 Plan contains limitations on the numbers of shares of common stock that may be awarded in any one year to certain participants and on the aggregate maximum number of shares of common stock that can be awarded under certain types of awards. The Compensation Committee may not make awards under the 2004 Plan to any single participant who is a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), in any calendar year that relate to more than 400,000 shares of the Company's common stock, except that the Committee may make a one-time award to a newly hired or promoted covered employee relating to up to 400,000 shares of common stock. In addition, the Compensation Committee may not grant performance units to any single covered employee in any one calendar year with a maximum dollar value greater than $10,000,000. Under the 2004 Plan, the aggregate number of shares subject to awards that do not have performance goals or that are made in lieu of the payment of performance-based cash incentive awards, other than awards of stock options and SARs, may not exceed 50% of the maximum aggregate number of shares reserved for issuance under the 2004 Plan. In addition, the aggregate number of shares subject to awards that do not have restrictions or that have restrictions based solely on continuous employment or services for less than three years, other than awards of stock options and SARs, may not exceed 50% of the maximum aggregate number of shares reserved for issuance under the 2004 Plan. Each grant of stock, restricted stock and restricted stock units under the 2004 Plan is subject to a minimum repurchase or forfeiture restriction for at least one calendar year after the grant date if restrictions are based on the achievement of performance goals, and three years from the grant date if restrictions are based on continuous service with the Company or a related company. The Compensation Committee may waive the applicable restrictions during the applicable restriction period only in connection with a transaction that is not a related-party transaction, a change of control, or the participant's termination of service without cause or by reason of the participant's death, disability, or retirement.

Nonassignability of Awards

Unless the Compensation Committee determines otherwise, no award granted under the 2004 Plan may be sold, assigned, transferred, pledged or otherwise encumbered by a participant, other than by will, designation of a beneficiary in a manner established by the Committee, or the laws of descent and distribution. Each award may be exercisable, during the participant's lifetime, only by the participant, or, if permissible under applicable law, by the participant's guardian or legal representative.

Term, Termination and Amendment

Unless earlier terminated by the Board or the Compensation Committee, the 2004 Plan will terminate on June 16, 2014. The Board or the Compensation Committee may generally amend, alter, suspend, discontinue or terminate all or a portion of the 2004 Plan at any time, as long as the rights of a participant are not materially impaired without the participant's consent, subject to stockholder approval to the extent necessary to comply with applicable law, stock exchange rules or regulatory requirements or, as determined by the Committee, to qualify with tax requirements. The Compensation Committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially impair the rights of any participant without the participant's consent. The Compensation Committee may not reprice options or SARs without stockholder approval. Also, generally no change or adjustment may be made to an outstanding incentive stock option, without the consent of the participant, that would cause the incentive stock option to fail to continue to qualify as an incentive stock option under the Code.

Performance-Based Compensation under Section 162(m)

Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to the Company's Chief Executive Officer and three other most highly compensated executive officers (other than the Company's Chief Financial Officer) in excess of $1,000,000 per person in any year. However, compensation that qualifies as performance-based is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. In general, the Compensation Committee determines the terms and conditions of awards. If the Compensation Committee intends to qualify an award as "performance-based compensation" under Section 162(m) of the Code, it may choose performance goals that include any or all of the following or any combination: cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; inventory turns; return on equity; debt; debt plus equity; market or economic value added; stock price appreciation; total stockholder return; cost control; strategic initiatives; store openings; growth and development of new concepts; market share; net income (including or excluding extraordinary items, restructuring charges or other expenses); return on invested capital; improvements in capital structure; customer satisfaction, employee satisfaction, services performance, cash management or asset management metrics; any individual performance objective measured solely in terms of quantitative targets related to the Company or its business; or any increase or decrease of one or more of the foregoing over a specified period. Performance goals may be stated in absolute terms or relative to comparison companies or indices to be achieved during a period of time. Performance goals may relate to the performance of the Company, any subsidiary, any portion of the business, product line or any combination, relative to a market index, a group of companies (or their subsidiaries, business units or product lines), or a combination, all as determined by the Compensation Committee. The Compensation Committee will have absolute discretion to reduce the amount of the award payable to any participant for any period below the maximum award determined based on the attainment of performance goals. The Compensation Committee may decide not to pay any such award to a participant for a period, based on such criteria, factors and measures as the Committee in its sole discretion may determine, including, but not limited to, individual performance and the financial and other performance of the Company, a subsidiary, or other business unit.

Company Transaction and Change in Control

Restrictions on awards granted under the 2004 Plan will terminate in certain circumstances that constitute a change of control or a merger, stock or asset sale or similar Company transaction that does not involve a related party.

Change in Control. Under the 2004 Plan, a change in control of the Company means the occurrence of any of the following events:

- An acquisition of beneficial ownership of 50% or more of either (a) the then-outstanding shares of common stock of the Company or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company, or a related-party transaction); or
- A change in the composition of the Board during any two-year period such that the Incumbent Directors cease to constitute at least a majority (not including directors whose election was approved by more than half of the Incumbent Directors).

Under the 2004 Plan, to maintain all of the participants' rights in the event of a change in control of the Company (as described above), unless the Compensation Committee determines otherwise with respect to a particular award:

- Any options and stock appreciation rights will become fully exercisable and vested to the full extent of the original grant;
- Any restrictions and deferral limitations applicable to any restricted stock or stock units will lapse;
- All performance shares and performance units will be considered to be earned and payable in full at target levels, and any deferral or other restriction will lapse and such performance stock and performance units will be immediately settled or distributed;
- Any restrictions and deferral limitations and other conditions applicable to any other awards will lapse, and such other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant; and
- The Compensation Committee can provide a cash-out right for awards in connection with a change in control.

Company Transaction. Under the 2004 Plan, a Company transaction means the consummation of any of the following:

- a merger or consolidation of the Company with or into any other company or other entity;

- a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or
- a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of the Company's assets.

Under the 2004 Plan, a related-party transaction means a company transaction pursuant to which:

- the beneficial ownership of the Company or the resulting company remains the same with respect to at least 50% of the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such Company transaction;
- no entity (other than the Company or an affiliate) will beneficially own 50% or more of the outstanding shares of common stock of the resulting company or the voting power of the outstanding voting securities; and
- the Company's incumbent Board will, after the Company transaction, constitute at least a majority of the board of the company resulting from such Company transaction.

Under the 2004 Plan, to maintain all of the participants' rights in the event of a Company transaction that is not a change in control or a related-party transaction, unless the Compensation Committee determines otherwise at the time of grant with respect to a particular award or elects to cash-out awards:

- All outstanding awards (other than performance awards) become fully and immediately exercisable, and any restrictions or forfeiture provisions lapse, immediately prior to the Company transaction, unless such awards are converted, assumed, or replaced by the successor company; and
- Performance awards earned and outstanding become payable in full at target levels and deferrals or other restrictions not waived by the Compensation Committee will remain in effect.

Material U.S. Federal Income Tax Consequences

The following briefly describes the U.S. federal income tax consequences of the 2004 Plan generally applicable to the Company and to participants in the 2004 Plan who are United States citizens. The discussion is general in nature and does not purport to be legal or tax advice. The discussion is based on the Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this Proxy Statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. Furthermore, the discussion does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. The tax consequences of the 2004 Plan will depend on a participant's own particular circumstances. Accordingly, participants are strongly urged to consult with their own tax advisors regarding the U.S. federal tax consequences of awards under the 2004 Plan in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Stock Options

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares underlying the option on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of an incentive stock option. If a participant exercises an incentive stock option during employment as an employee or within three months after his or her employment ends (12 months in the case of permanent or total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the option exercise price. If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price (or, if less, the excess of the amount realized on the disposition of the shares over the option exercise price). Additionally, the participant will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the participant recognized by reason of the disqualifying disposition.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of the Company's common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights

A participant generally will not recognize taxable income upon the grant or vesting of an SAR. Upon the exercise of an SAR, a participant will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Unrestricted Stock Awards

Upon receipt of a stock award that is not subject to restrictions, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant with respect to the shares. When the participant sells the shares, the participant generally will recognize short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid by the participant with respect to the shares, plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.

Restricted Stock Awards

A recipient of a restricted stock award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant with respect to the shares. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize compensation taxable as ordinary income in the year of the award in an amount equal to the fair market value of the shares at the time of receipt. This election is made under Section 83(b) of the Code and must meet certain technical requirements.

The tax treatment of a subsequent disposition of restricted stock will depend on whether the participant has made a timely and proper election under Section 83(b) of the Code. If the participant makes a timely and proper Section 83(b) election, when a participant sells the restricted shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. If no Section 83(b) election is made, any disposition after the restrictions lapse generally will result in short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time a Section 83(b) election was made, as the case may be. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of making a Section 83(b) election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Performance Awards and Other Stock Unit Awards

A participant generally will not recognize taxable income upon the grant of a performance award. Upon the distribution of cash, shares or other property to a participant pursuant to the terms of a performance award, the participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the amount of cash or the fair market value of any property transferred to the participant pursuant to the terms of the award over any amount paid to the Company by the participant with respect to the award. The U.S. federal income tax consequences of other stock unit awards will depend upon the specific terms of each award.

Tax Consequences to the Company

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Tax Withholding

The Company is authorized to deduct or withhold from any award granted or payment due under the 2004 Plan, or require a participant to remit to the Company, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. The Compensation Committee is authorized to establish procedures for election by participants to satisfy their obligations for the payment of withholding taxes by delivery of shares of the Company's stock or by directing the Company to retain stock otherwise deliverable in connection with the award. The Company is not required to issue any shares of the Company's common stock or otherwise settle an award under the 2004 Plan until all tax withholding obligations are satisfied.

Other Information

A new plan benefits table, as described in the federal proxy rules, is not provided because all awards made under the 2004 Plan are discretionary. The closing price of the Company's common stock, as reported on the NASDAQ Global Select Market on April 7, 2008, was $41.45 per share.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE GYMBOREE CORPORATION 2004 EQUITY INCENTIVE PLAN

PROPOSAL THREE: APPROVAL OF AN AMENDMENT TO THE GYMBOREE CORPORATION 1993 EMPLOYEE STOCK PURCHASE PLAN

The Board is asking the stockholders to approve an amendment to The Gymboree Corporation 1993 Employee Stock Purchase Plan (including the amendment that is the subject of this Proposal Three, the "ESPP"). The Board voted to amend the ESPP on April 1, 2008, to increase the number of shares authorized for issuance under the ESPP by 150,000 shares (from 1,025,278 to 1,175,278 shares), effective only upon receipt of approval by the Company's stockholders.

The Board approved the increase in the number of shares authorized for issuance under the ESPP because the Board determined that the ESPP provides a valuable opportunity for employees to acquire an ownership interest in the Company and provides stockholder value by aligning employee and stockholder interests. Approximately six percent of the Company's eligible employees participated in the ESPP in fiscal 2007. The Board amended the ESPP to increase the number of shares reserved for issuance to permit employee participation in the ESPP to continue at historical levels and preserve the ESPP's benefits.

A copy of the ESPP is attached to this Proxy Statement as **Appendix B**. The following description of the ESPP is a summary and does not purport to be a complete description. See **Appendix B** for more detailed information.

Description of The Gymboree Corporation 1993 Amended and Restated Employee Stock Purchase Plan

Purpose

The purpose of the ESPP is to provide employees of the Company and the Company's designated subsidiaries with an opportunity to purchase the Company's common stock through accumulated payroll deductions pursuant to a plan that qualifies for beneficial tax treatment under Code Section 423 as an "employee stock purchase plan."

Administration

The ESPP may be administered by the Company's Board or any committee appointed by the Board, or by one or more executive officers designated by the Board (the "plan administrator"). The plan administrator is authorized to administer and interpret the ESPP, subject in all cases to the limitations of Code Section 423, and such decisions and determinations will be binding on all participants.

Stock Subject to the ESPP

Under the ESPP, eligible employees may purchase shares of common stock through payroll deductions at a discount from market price without incurring broker commissions. A maximum of 1,175,278 shares of common stock, subject to adjustments for stock splits, will be available for purchase under the ESPP, assuming the Company receives stockholder approval of the proposed amendment. The common stock issued under the ESPP will be from authorized but unissued shares of the Company's common stock or from shares subsequently acquired as treasury shares.

Eligibility

To be eligible to participate in the ESPP, an employee must be employed by the Company at least 20 hours a week and may not own 5% or more of the combined voting power or value of the Company's capital stock or that of any related corporation. The eligibility criteria may be changed by the plan administrator for future offering periods within the limits of Code Section 423 as described in the ESPP. Non-employee directors are not eligible to participate in the ESPP. As of April 7, 2008, approximately 3,671 employees were eligible to participate in the ESPP. Under the ESPP, no employee may purchase more than $25,000 worth of common stock (based on the fair market value of the common stock on the first day of the offering period) during any calendar year, no employee may purchase more than 2,000 shares during any purchase period, and the aggregate number of shares purchased under the ESPP in any purchase period may not exceed 200,000 shares.

Offering Periods and Purchase Periods

The ESPP is generally divided into six-month offering periods with a new offering period beginning each January 1 and July 1 and ending on the next June 30 and December 31, respectively. Each offering period has one six-month purchase period beginning on January 1 and July 1 and ending on June 30 and December 31, respectively. The plan administrator can establish a different period for any future offering period. During the offering periods, participating employees accumulate funds in an account used to buy common stock through payroll deductions. Payroll deductions accrue at a rate of not less than 1% and not more than 10% of an employee's base pay, overtime, shift premiums and commissions paid during each payroll period in a purchase period. At the end of each six-month purchase period, the purchase price is determined and the participating employee's accumulated funds are used to purchase the appropriate whole number of shares of common stock. The purchase price per share of common stock is 85% of the lesser of (a) the fair market value of the common stock on the first day of the offering period and (b) the fair market value on the last trading day of the purchase period. "Fair market value" is defined in the ESPP as the closing sales price for that day as reported by NASDAQ. On April 7, 2008, the closing price of the Company's common stock, as reported on the NASDAQ Global Select Market, was $41.45 per share.

Effect of Termination

Employees who terminate their employment with the Company for any reason prior to the last trading day of a purchase period will not be allowed to acquire shares under the ESPP for that purchase period. Upon termination of employment, the Company will pay the balance in the employee's account to the employee or to his or her estate without interest.

Transferability

Neither payroll deductions credited to an employee's account under the ESPP nor any rights with regard to the purchase of shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the employee, other than by will or the laws of descent and distribution. However, a participant in the ESPP may designate a beneficiary to receive any shares or cash remaining in such employee's account at the time of his or her death by providing written notice of such designation to the Company.

Change of Control

In the event of a merger or sale of all or substantially all of the Company's assets, each option to purchase shares during an ongoing offering period will be assumed or substituted for by the successor corporation unless the Board determines in its sole discretion to shorten the offering period and set a new purchase date in lieu of such assumption or substitution. In the event of a proposed liquidation or dissolution, the offering period will terminate immediately prior to the consummation of such proposed action.

Amendment, Suspension and Termination of the ESPP

The Board has the power to amend, suspend or terminate the ESPP, except that the Board may not amend the ESPP without stockholder approval if such approval is required under Code Section 423. Unless sooner terminated, the ESPP will terminate on February 11, 2013.

Material U.S. Federal Income Tax Consequences

The Company intends that the ESPP qualify as an "employee stock purchase plan" under Section 423 of the Code. The following discussion is only a brief summary of the material U.S. federal income tax consequences of the ESPP generally applicable to the Company and the participating employees who are U.S. citizens in the United States. The discussion is general in nature and does not purport to be legal or tax advice. The discussion is based on the Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this Proxy Statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. Furthermore, the discussion does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. The tax consequences of the ESPP will depend on a participant's own particular circumstances. Accordingly, participants are strongly urged to consult with their own tax advisors regarding the U.S. federal tax consequences of the ESPP in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Under the Code, the Company is deemed to grant employee participants in the ESPP an "option" on the first day of each offering period to purchase as many shares of the Company's common stock as the employee will be able to purchase with the payroll deductions credited to his or her account during the offering period. On the last day of each six-month offering period, the purchase price is determined and the employee is deemed to have exercised the "option" and purchased the number of shares of common stock his or her accumulated payroll deductions will purchase at the purchase price.

The amounts deducted from a participating employee's pay pursuant to the ESPP will be included in the employee's compensation and subject to applicable federal income and employment taxes. Generally, no additional income will be recognized by the employee either at the beginning of the offering period (when the "option" is granted) or at the time the employee purchases shares of common stock pursuant to the ESPP.

The required holding period for favorable federal income tax treatment upon disposition of the Company's common stock acquired under the ESPP is the later of (1) two years after the deemed "option" is granted (the first day of the relevant offering period), and (2) one year after the deemed "option" is exercised and the common stock is purchased (the last day of the relevant offering period). When the common stock is disposed of after this period, or after the employee's death if the employee dies while holding the common stock (a "qualifying disposition"), the employee (or in the case of death, the employee's estate) realizes ordinary income to the extent of the lesser of (a) the amount by which the fair market value of the common stock at the time the deemed "option" was granted exceeded the "option price" and (b) the amount by which the fair market value of the common stock at the time of the disposition exceeded the "option price." The "option price" is generally equal to 85% of the lesser of the fair market value of the common stock on the first day of the offering period and the fair market value of the common stock on the last day of the offering period. Thus, the maximum amount of gain taxable as ordinary income generally is the amount of the 15% discount measured as of the last day of an offering period. Any further gain recognized on a qualifying disposition will be long-term capital gain. If the sale price is less than the option price, there is no ordinary income and any loss recognized generally will be a long-term capital loss.

When an employee sells or disposes of Company common stock acquired under the ESPP (including by way of most gifts) before the expiration of the required holding period (a "disqualifying disposition"), the employee generally will recognize ordinary income to the extent of the difference between the price actually paid for the common stock and the fair market value of the common stock at the date the option was exercised (the last day of the relevant offering period), regardless of the price at which the common stock is sold. Any additional gain recognized upon the disqualifying disposition will be capital gain. The capital gain will be long term if the employee held the shares more than 12 months. If the sale price is less than the fair market value of the common stock at the date of exercise, then the employee will have a capital loss equal to such difference.

Even though an employee must treat part of his or her gain on a qualifying disposition of the common stock acquired under the ESPP as ordinary income, the Company may not take a business deduction for such amount. However, if an employee makes a disqualifying disposition of common stock acquired under the ESPP, the amount of income that the employee must report as ordinary income generally qualifies as a business deduction for the Company in the year of such disposition, subject to certain limitations imposed under the Code.

Other Information

Because participation in the ESPP is entirely within the discretion of the eligible employees, a new plan benefits table, as described in the federal proxy rules, is not provided. Because the Company cannot predict the participation levels by employees, the rate of employee contributions or the eventual purchase price under the ESPP, it is not possible to determine the value of benefits that may be obtained by executive officers and other employees under the ESPP.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE GYMBOREE CORPORATION 1993 EMPLOYEE STOCK PURCHASE PLAN.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of the end of fiscal 2007 with respect to the shares of the Company's common stock that were authorized for issuance under all of the Company's equity compensation plans in effect as of the end of fiscal 2007. The table does not include shares that will be authorized pursuant to the amendment to the 2004 Plan or the amendment to the ESPP, both of which are described above and submitted to the stockholders for approval at the Annual Meeting. The Company does not have any equity compensation plans that have not been approved by the Company's stockholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights and Vesting of Restricted Stock Units	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plan Approved by Stockholders	2,405,510(1)	13.94(2)	447,547(3)(4)(5)
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	2,405,510	13.94	447,547

(1) Includes 236,576 shares subject to outstanding restricted stock unit awards.

(2) Does not include shares subject to outstanding restricted stock unit awards.

(3) Consists of 281,473 and 166,074 shares of common stock remaining available for issuance under The Gymboree Corporation 2004 Equity Incentive Plan and 1993 Amended and Restated Employee Stock Purchase Plan. In addition, approximately 24,847 were subject to purchase during the open purchase period under the 1993 Amended and Restated Employee Stock Purchase Plan as of the end of fiscal 2007.

(4) From the inception of the 2004 Equity Incentive Plan to the end of fiscal 2007, 239,999 shares that were subject to options under the 1993 Stock Option Plan became available for issuance under the Company's 2004 Equity Incentive Plan when those options expired without having been exercised and 1,273,076 shares became available for issuance under the Company's 2004 Equity Incentive Plan that were either previously available for issuance and not subject to outstanding options under The Gymboree Corporation 2002 Stock Incentive Plan or subject to options under the Company's 2002 Stock Incentive Plan that expired without having been exercised. Up to 496,037 shares that are currently subject to outstanding options granted under the 1993 Stock Option Plan or the Company's 2002 Stock Incentive Plan may become available for issuance under the Company's 2004 Equity Incentive Plan in the future to the extent those shares are not issued (for example, if those options expire without being exercised). Shares available for issuance under the Company's 2004 Equity Incentive Plan may be granted in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights or any other form of equity compensation approved by the Compensation Committee or the Board.

(5) The Company's non-employee directors receive annual equity awards valued at $110,000. These awards vest over a three-year term.

PROPOSAL FOUR: ADVISORY VOTE ON APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit the Company's financial statements for fiscal year 2008, and recommends that the stockholders vote in favor of such appointment.

Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1987. Stockholder approval of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's bylaws or otherwise. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit of the Company's financial statements and the independent registered public accounting firm. The Audit Committee will consider the results of the stockholder vote and in the event of a negative vote will reconsider its selection of Deloitte & Touche LLP. Even in the event of an affirmative stockholder vote, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire. The representatives also are expected to be available to respond to appropriate questions from stockholders.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008

OTHER INFORMATION

Other Matters of Business

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

Annual Report

Copies of The Gymboree Corporation 2007 Annual Report to Stockholders are being mailed to stockholders together with this Proxy Statement. Additional copies may be obtained from the Secretary of the Company at 500 Howard Street, San Francisco, California 94105 or at http://ir.gymboree.com/annual.cfm.

The Gymboree Corporation Annual Report on Form 10-K for the fiscal year ended February 2, 2008, as filed with the SEC, is included in The Gymboree Corporation 2007 Annual Report to Stockholders.

Corporate Governance Information

The following corporate governance materials of the Company are available in the Investors section of the Company's website at www.gymboree.com. You may access the materials by clicking on the "Our Company—Corporate Governance" link:

- Business & Ethics Code of Conduct;
- Audit Committee, Nominating and Governance Committee and Compensation Committee charters;
- Code of Ethics for Senior Financial Officers; and
- Corporate Governance Guidelines.

If any material provision of the Company's Business & Ethics Code of Conduct or the Company's Code of Ethics for Senior Financial Officers is waived for the Company's Chief Executive Officer or senior financial officers, or if any substantive changes are made to either code as they relate to any director or executive officer, the Company will disclose that fact on the Company's website within five business days of such waiver being made.

Householding Information

As permitted by the SEC's rules, the Company will deliver only one annual report or proxy statement to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. The Company will, upon written or oral request, deliver a separate copy of the annual report or proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered and will include instructions as to how the stockholder can notify the Company that the stockholder wishes to receive a separate copy of the annual report or proxy statement. Registered stockholders wishing to receive a separate annual report or proxy statement in the future or registered stockholders sharing an address wishing to receive a single copy of the annual report or proxy statement in the future may contact the Company's transfer agent Computershare Investor Services by mail at PO Box 43078, Providence, Rhode Island, 02940-3078, or by telephone at 877-282-1169.

Deadline for Receipt of Stockholder Proposals for 2009 Annual Meeting

Proposals of stockholders of the Company which are intended to be included in the Company's proxy statement and presented by such stockholders at the 2009 Annual Meeting must be received by the Company no later than Friday, January 2, 2009. In addition, the Company's bylaws establish an advance notice procedure for stockholder proposals that are not intended to be included in the Company's proxy statement, including nominations for the election of directors. A copy of the full text of the bylaw provisions setting forth the advance notice procedure may be obtained by writing to the Company's Secretary. For proposals and nominations to be properly brought before the 2009 Annual Meeting by a stockholder, the stockholder must provide written notice delivered to or mailed to and received by the Company's Secretary at the Company's principal executive offices no later than Friday, January 2, 2009. Any notice of a proposal or nomination received by the Company after that date will be considered untimely. In addition, if the Company receives notice of a stockholder proposal after Wednesday, March 18, 2009, the persons named as proxies in the proxy statement for the 2009 Annual Meeting will have discretionary voting authority to vote on such proposal at the 2009 Annual Meeting.

Company Consideration of Stockholder-Recommended Director Nominees

The Company's Nominating and Governance Committee will consider director nominee recommendations submitted by stockholders. Stockholders who wish to recommend a director nominee should submit their suggestions in writing to the following: Chairperson of Nominating and Governance Committee, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105.

Stockholders should include the name, biographical information, and other relevant information relating to the recommended director nominee, including information that would be required to be included in the proxy statement filed in accordance with applicable rules under the Securities Exchange Act of 1934, as amended, and the written consent of the director nominee to be named as a nominee and to serve as a director, if elected. Evaluation of any such recommendations is the responsibility of the Nominating and Governance Committee under its written charter. In the event of any stockholder recommendations, the Nominating and Governance Committee will evaluate the persons recommended in the same manner as other candidates.

Stockholder Communications with the Board of Directors

Stockholders may contact the Company's Board as a group or an individual director by sending written correspondence to the following address: Board of Directors, Attn: Secretary, The Gymboree Corporation, 500 Howard Street, San Francisco, California 94105. Stockholders should clearly specify in each communication the name of the individual or group of directors to whom the communication is addressed.

FOR THE BOARD OF DIRECTORS



Marina Armstrong
Secretary

Dated: May 2, 2008

Proxy

APPENDIX A

THE GYMBOREE CORPORATION

2004 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of The Gymboree Corporation 2004 Equity Incentive Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's stockholders.

SECTION 2. DEFINITIONS

Certain capitalized terms used in the Plan have the meanings set forth in **Appendix A**.

SECTION 3. ADMINISTRATION

3.1 Administration of the Plan

The Plan shall be administered by the Board or the Compensation Committee, which shall be composed of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission, and an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto. Notwithstanding the foregoing, the Board may delegate responsibility for administering the Plan with respect to designated classes of Eligible Persons to different committees consisting of one or more members of the Board, subject to such limitations as the Board deems appropriate, except with respect to Awards to Participants who are subject to Section 16 of the Exchange Act or Awards granted pursuant to Section 16 of the Plan. Notwithstanding the foregoing, with respect to discretionary Awards to non-employee directors, the Board shall delegate responsibility for administering the Plan to a committee composed of independent directors. Members of any committee shall serve for such term as the Board may determine, subject to removal by the Board at any time. To the extent consistent with applicable law, the Board or the Compensation Committee may authorize one or more officers of the Company to grant Awards to designated classes of Eligible Persons, within limits specifically prescribed by the Board or the Compensation Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself or to any person subject to Section 16 of the Exchange Act. All references in the Plan to the "**Committee**" shall be, as applicable, to the Compensation Committee or any other committee or any officer to whom the Board or the Compensation Committee has delegated authority to administer the Plan.

3.2 Administration and Interpretation by Committee

(a) Except for the terms and conditions explicitly set forth in the Plan and to the extent permitted by applicable law, the Committee shall have full power and exclusive authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or a Committee composed of members of the Board, to (i) select the Eligible Persons to whom Awards may from time to time be granted under the Plan; (ii) determine the type or types of Award to be granted to each Participant under the Plan; (iii) determine the number of shares of Common Stock to be covered by each Award granted under the Plan; (iv) determine the terms and conditions of any Award granted under the Plan; (v) approve the forms of notice or agreement for use under the Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property or canceled or suspended; (vii) determine whether, to what extent and under what circumstances cash, shares of Common Stock, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant; (viii) interpret and administer the Plan and any instrument evidencing an Award, notice or agreement executed or entered into under the Plan; (ix) establish such rules and regulations as it shall deem appropriate for the proper administration of the Plan; (x) delegate ministerial duties to such of the Company's employees as it so determines; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) In no event, however, shall the Committee have the right, without stockholder approval, to (i) cancel or amend outstanding Options or SARs for the purpose of repricing, replacing or regranting such Options or SARs with Options or SARs that have a purchase or grant price that is less than the purchase or grant price for the original Options or SARs except in connection with adjustments provided in Section 15, or (ii) issue an Option or amend an outstanding Option to provide for the grant or issuance of a new Option on exercise of the original Option.

(c) The effect on the vesting of an Award of a Company-approved leave of absence or a Participant's working less than full-time shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors or executive officers, by the Compensation Committee, whose determination shall be final.

(d) Decisions of the Committee shall be final, conclusive and binding on all persons, including the Company, any Participant, any stockholder and any Eligible Person. A majority of the members of the Committee may determine its actions.

SECTION 4. SHARES SUBJECT TO THE PLAN

4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 15.1, the number of shares of Common Stock available for issuance under the Plan shall be:

(a) 3,115,000 shares; plus

(b) any authorized shares (i) not issued or subject to outstanding options under the Company's 2002 Amended and Restated Stock Incentive Plan and the Company's Amended and Restated 1993 Stock Option Plan (the "**Prior Plans**") on the Effective Date and (ii) any shares subject to outstanding options under the Prior Plans on the Effective Date that cease to be subject to such options (other than by reason of exercise or settlement of the options to the extent they are exercised for or settled in shares), up to an aggregate maximum of 5,268,841 shares, subject to adjustment from time to time as provided in Section 15.1, which shares shall cease, as of the Effective Date, to be available for grant and issuance under the Prior Plans, but shall be available for issuance under the Plan.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

4.2 Share Usage

(a) Shares of Common Stock covered by an Award shall not be counted as used unless and until they are actually issued and delivered to a Participant. If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Common Stock are issued under the Plan to a Participant and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such Awards and the forfeited or reacquired shares shall again be available for issuance under the Plan. Any shares of Common Stock (i) tendered by a Participant or retained by the Company as full or partial payment to the Company for the purchase price of an Award or to satisfy tax withholding obligations in connection with an Award, or (ii) covered by an Award that is settled in cash, or in a manner such that some or all of the shares of Common Stock covered by the Award are not issued, shall be available for Awards under the Plan. The number of shares of Common

Stock available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional shares of Common Stock subject or paid with respect to an Award.

(b) The Committee shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(c) Notwithstanding anything in the Plan to the contrary, the Committee may grant Substitute Awards under the Plan. Substitute Awards shall not reduce the number of shares authorized for issuance under the Plan. In the event that an Acquired Entity has shares available for awards or grants under one or more preexisting plans not adopted in contemplation of such acquisition or combination, then, to the extent determined by the Board or the Compensation Committee, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of such preexisting plans, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or a Related Company prior to such acquisition or combination. In the event that a written agreement between the Company and an Acquired Entity pursuant to which a merger or consolidation is completed is approved by the Board and said agreement sets forth the terms and conditions of the substitution for or assumption of outstanding awards of the Acquired Entity, said terms and conditions shall be deemed to be the action of the Committee without any further action by the Committee, except as may be required for compliance with Rule 16b-3 under the Exchange Act, and the persons holding such awards shall be deemed to be Participants.

(d) Notwithstanding the other provisions in this Section 4.2, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate share number stated in Section 4.1, subject to adjustment as provided in Section 15.1.

4.3 Limitations

(a) Subject to adjustment as provided in Section 15.1, the aggregate number of shares that may be issued pursuant to Awards granted under the Plan, other than Awards of Options or Stock Appreciation Rights, that are not (i) subject to restrictions based on the satisfaction of specified performance goals or (ii) granted in lieu of the payment of performance-based cash incentive awards shall not exceed 50% of the aggregate maximum number of shares specified in Section 4.1.

(b) Subject to adjustment as provided in Section 15.1, the aggregate number of shares that may be issued pursuant to Awards granted under the Plan, other than Awards of Options or Stock Appreciation Rights, that contain no restrictions or restrictions based solely on continuous employment or services for less than three years (except where Termination of Service occurs by reason of death or Disability) shall not exceed 50% of the aggregate maximum number of shares specified in Section 4.1.

(c) Each grant of Stock Awards, Restricted Stock and Restricted Stock Units granted pursuant to Sections 10, 11 or 12 of the Plan shall be subject to a minimum repurchase or forfeiture restriction such that the Award shall remain subject to repurchase or forfeiture for at least (i) one year after the Grant Date if the applicable restrictions are based on the achievement of performance goals and (ii) three years after the Grant Date if the applicable restrictions are based on continuous service with the Company or a Related Company; and the Committee may waive the applicable restrictions during the applicable restriction period only in connection with (x) a Company Transaction that is not a Related Party Transaction, (y) a Change in Control or (z) the Participant's Termination of Service without Cause or by reason of the Participant's death, Disability or retirement.

SECTION 5. ELIGIBILITY

An Award may be granted to any employee, officer or director of the Company or a Related Company whom the Committee from time to time selects. An Award may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or any Related Company that (a) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

SECTION 6. AWARDS

6.1 Form, Grant and Settlement of Awards

The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Such Awards may be granted either alone or in addition to or in tandem with any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.2 Evidence of Awards

Awards granted under the Plan shall be evidenced by a written, including an electronic, notice or agreement that shall contain such terms, conditions, limitations and restrictions as the Committee shall deem advisable and that are not inconsistent with the Plan.

6.3 Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of any Award. If any such deferral election is permitted or required, the Committee, in its sole discretion, shall establish rules and procedures for such payment deferrals, which may include the grant of additional Awards or provisions for the payment or crediting of interest or dividend equivalents, including converting such credits to deferred stock unit equivalents.

6.4 Dividends and Distributions

Participants may, if the Committee so determines, be credited with dividends paid with respect to shares of Common Stock underlying an Award in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock or Stock Units.

SECTION 7. OPTIONS

7.1 Grant of Options

The Committee may grant Options designated as Incentive Stock Options or Nonqualified Stock Options.

7.2 Option Exercise Price

The exercise price for shares purchased under an Option shall be as determined by the Committee, but shall not be less than 100% of the Fair Market Value on the Grant Date, except in the case of Substitute Awards. Notwithstanding the foregoing, the Committee, in its sole discretion, may establish an exercise price that is equal to the average of 100% of the Fair Market Value over a period of trading days not to exceed 30 days from the Grant Date.

7.3 Term of Options

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of a Nonqualified Stock Option shall be as established for that Option by the Committee or, if not so established, shall be ten years from the Grant Date.

7.4 Exercise of Options

The Committee shall establish and set forth in each instrument that evidences an Option the time at which, or the installments in which, the Option shall vest and become exercisable, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall vest and become exercisable according to the following schedule, which may be waived or modified by the Committee at any time:

Period of Participant's Continuous Employment or Service With the Company or Its Related Companies From the Vesting Commencement Date	Portion of Total Option That Is Vested and Exercisable
After 1 year	1/4th
Each additional one-month period of continuous service completed thereafter	An additional 1/48th
After 4 years	100%

To the extent an Option has vested and become exercisable, the Option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the Committee, setting forth the number of shares with respect to which the Option is being exercised, the restrictions imposed on the shares purchased under such exercise agreement, if any, and such representations and agreements as may be required by the Committee, accompanied by payment in full as described in Sections 7.5 and 13. An Option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the Committee.

7.5 Payment of Exercise Price

The exercise price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option exercise price and the number of shares purchased. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Committee for that purchase, which forms may include:

(a) cash, check or wire transfer;

(b) tendering (either actually or, so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, by attestation) shares of Common Stock that on the day prior to the exercise date have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option owned by the Participant for at least six months (or any shorter period necessary to avoid a charge to the Company's earnings for financial reporting purposes);

(c) so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, and to the extent permitted by law, delivery of a properly executed exercise notice, together with irrevocable instructions to a brokerage firm designated or approved by the Company to deliver promptly to the Company the aggregate amount of proceeds to pay the Option exercise price and any withholding tax obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board; or

(d) such other consideration as the Committee may permit.

7.6 Effect of Termination of Service

The Committee shall establish and set forth in each instrument that evidences an Option whether the Option shall continue to be exercisable, and the terms and conditions of such exercise, after a Termination of Service, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall be exercisable according to the following terms and conditions, which may be waived or modified by the Committee at any time:

(a) Any portion of an Option that is not vested and exercisable on the date of a Participant's Termination of Service shall expire on such date.

(b) Any portion of an Option that is vested and exercisable on the date of a Participant's Termination of Service shall expire on the earliest to occur of:

(i) if the Participant's Termination of Service occurs for reasons other than Cause, Disability or death, the date that is three months after such Termination of Service;

(ii) if the Participant's Termination of Service occurs by reason of Disability or death, the one-year anniversary of such Termination of Service; and

(iii) the last day of the maximum term of the Option (the "**Option Expiration Date**").

Notwithstanding the foregoing, if a Participant dies after his or her Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is vested and exercisable on the date of such Termination of Service shall expire upon the earlier to occur of (y) the Option Expiration Date and (z) the one-year anniversary of the date of death, unless the Committee determines otherwise.

Also notwithstanding the foregoing, in case a Participant's Termination of Service occurs for Cause, all Options granted to the Participant shall automatically expire upon first notification to the Participant of such termination, unless the Committee determines otherwise. If a Participant's employment or service relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant's rights under any Option shall likewise be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after a Participant's Termination of Service, any Option then held by the Participant may be immediately terminated by the Committee, in its sole discretion.

(c) A Participant's change in status from an employee to a consultant, advisor or independent contractor, or a change in status from a consultant, advisor or independent contractor to an employee, shall not be considered a Termination of Service for purposes of this Section 7.6.

SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS

Notwithstanding any other provisions of the Plan, the terms and conditions of any Incentive Stock Options shall in addition comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder, including, to the extent required thereunder, the following:

8.1 Dollar Limitation

To the extent the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which a Participant's Incentive Stock Options become exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Company and its parent and subsidiary corporations) exceeds $100,000, such portion in excess of $100,000 shall be treated as a Nonqualified Stock Option. In the event the Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

8.2 Eligible Employees

Individuals who are not employees of the Company or one of its parent or subsidiary corporations may not be granted Incentive Stock Options.

8.3 Exercise Price

The exercise price of an Incentive Stock Option shall be at least 100% of the Fair Market Value of the Common Stock on the Grant Date, and in the case of an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of the stock of the Company or of its parent or subsidiary corporations (a "**Ten Percent Stockholder**"), shall not be less than 110% of the Fair Market Value of the Common Stock on the Grant Date. The determination of more than 10% ownership shall be made in accordance with Section 422 of the Code.

8.4 Option Term

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Incentive Stock Option shall not exceed ten years, and in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, shall not exceed five years.

8.5 Exercisability

An Option designated as an Incentive Stock Option shall cease to qualify for favorable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option) (a) more than three months after the date of a Participant's Termination of Service if termination was for reasons other than death or disability, (b) more than one year after the date of a Participant's Termination of Service if termination was by reason of disability, or (c) after the Participant has been on leave of absence for more than 90 days, unless the Participant's reemployment rights are guaranteed by statute or contract.

8.6 Taxation of Incentive Stock Options

In order to obtain certain tax benefits afforded to Incentive Stock Options under Section 422 of the Code, the Participant must hold the shares acquired upon the exercise of an Incentive Stock Option for two years after the Grant Date and one year after the date of exercise.

A Participant may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option. The Participant shall give the Company prompt notice of any disposition of shares acquired on the exercise of an Incentive Stock Option prior to the expiration of such holding periods.

8.7 Code Definitions

For the purposes of this Section 8 "disability," "parent corporation" and "subsidiary corporation" shall have the meanings attributed to those terms for purposes of Section 422 of the Code.

SECTION 9. STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights to Participants at any time on such terms and conditions as the Committee shall determine in its sole discretion. An SAR may be granted in tandem with an Option or alone ("**freestanding**"). The grant price of a tandem SAR shall be equal to the exercise price of the related Option. The grant price of a freestanding SAR shall be established in accordance with procedures for Options set forth in Section 7.2. An SAR may be exercised upon such terms and conditions and for the term as the Committee determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the SAR, the term of a freestanding SAR shall be as established for that SAR by the Committee or, if not so established, shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related Option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option, except that the tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable.

9.2 Payment of SAR Amount

Upon the exercise of an SAR, a Participant shall be entitled to receive payment in an amount determined by multiplying: (a) the difference between the Fair Market Value of the Common Stock for the date of exercise over the grant price of the SAR by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee as set forth in the instrument evidencing the Award, the payment upon exercise of an SAR may be in cash, in shares, in some combination thereof or in any other manner approved by the Committee in its sole discretion.

SECTION 10. STOCK AWARDS, RESTRICTED STOCK AND STOCK UNITS

10.1 Grant of Stock Awards, Restricted Stock and Stock Units

The Committee may grant Stock Awards, Restricted Stock and Stock Units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a Related Company or the achievement of any performance goals, as the Committee shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

10.2 Vesting of Restricted Stock and Stock Units

Upon the satisfaction of any terms, conditions and restrictions prescribed with respect to Restricted Stock or Stock Units, or upon a Participant's release from any terms, conditions and restrictions of Restricted Stock or Stock Units, as determined by the Committee, and subject to the provisions of Section 13, (a) the shares of Restricted Stock covered by each Award of Restricted Stock shall become freely transferable by the Participant, and (b) Stock Units shall be paid in shares of Common Stock or, if set forth in the instrument evidencing the Awards, in cash or a combination of cash and shares of Common Stock. Any fractional shares subject to such Awards shall be paid to the Participant in cash.

10.3 Waiver of Restrictions

Notwithstanding any other provisions of the Plan, the Committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on any Restricted Stock or Stock Unit under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 11. PERFORMANCE AWARDS

11.1 Performance Shares

The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of shares of Common Stock, the value of which may be paid to the Participant by delivery of shares of Common Stock or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Notwithstanding the foregoing, the amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

11.2 Performance Units

The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than shares of Common Stock, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Notwithstanding the foregoing, the amount to be paid under an Award of Performance Units may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

SECTION 12. OTHER STOCK OR CASH-BASED AWARDS

Subject to the terms of the Plan and such other terms and conditions as the Committee deems appropriate, the Committee may grant other incentives payable in cash or in shares of Common Stock under the Plan.

SECTION 13. WITHHOLDING

The Company may require the Participant to pay to the Company the amount of (a) any taxes that the Company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of an Award ("**tax withholding obligations**") and (b) any amounts due from the Participant to the Company or to any Related Company ("**other obligations**"). The Company shall not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

The Committee may permit or require a Participant to satisfy all or part of the Participant's tax withholding obligations and other obligations by (a) paying cash to the Company, (b) having the Company withhold an amount from any cash amounts otherwise due or to become due from the Company to the Participant, (c) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested, in the case of Restricted Stock) having a Fair Market Value equal to the tax withholding obligations and other obligations, or (d) surrendering a number of shares of Common Stock the Participant already owns having a value equal to the tax withholding obligations and other obligations. The value of the shares so withheld may not exceed the employer's minimum required tax withholding rate, and the value of the shares so tendered may not exceed such rate to the extent the Participant has owned the tendered shares for less than six months if such limitations are necessary to avoid a charge to the Company for financial reporting purposes.

SECTION 14. ASSIGNABILITY

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a Participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the Participant designates one or more beneficiaries on a Company-approved form who may exercise the Award or receive payment under the Award after the Participant's death. During a Participant's lifetime, an Award may be exercised only by the Participant. Notwithstanding the foregoing and to the extent permitted by Section 422 of the Code, the Committee, in its sole discretion, may permit a Participant to assign or transfer an Award subject to such terms and conditions as the Committee shall specify.

SECTION 15. ADJUSTMENTS

15.1 Adjustment of Shares

In the event, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (a) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or (b) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Committee shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the Plan; (ii) the maximum number and kind of securities issuable as Incentive Stock Options as set forth in Section 4.2; and (iii) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor. The determination by the Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

Notwithstanding the foregoing, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Awards. Also notwithstanding the foregoing, a dissolution or liquidation of the Company or a Company Transaction shall not be governed by this Section 15.1 but shall be governed by Sections 15.2 and 15.3, respectively.

15.2 Dissolution or Liquidation

To the extent not previously exercised or settled, and unless otherwise determined by the Committee in its sole discretion, Awards shall terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Committee, the Award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

15.3 Company Transaction; Change in Control

15.3.1 Effect of a Company Transaction That Is Not a Change in Control or a Related Party Transaction

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Company Transaction that is not (a) a Change in Control or (b) a Related Party Transaction:

(i) All outstanding Awards, other than Performance Shares and Performance Units, shall become fully and immediately exercisable, and all applicable deferral and restriction limitations or forfeiture provisions shall lapse, immediately prior to the Company Transaction and shall terminate effective at the effective time of the Company Transaction, unless such Awards are converted, assumed or replaced by the Successor Company. Notwithstanding the foregoing, with respect to Options or Stock Appreciation Rights, the Committee, in its sole discretion, may instead provide that a Participant's outstanding Options shall terminate upon consummation of such Company Transaction and that each such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options or SARs (whether or not then exercisable) exceeds (y) the respective aggregate exercise price for such Options or grant price for such SARs.

For the purposes of this Section 15.3.1, an Award shall be considered assumed or substituted for if following the Company Transaction the option or right confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Company Transaction, the consideration (whether stock, cash or other securities or property) received in the Company Transaction by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Company Transaction is not solely common stock of the Successor Company, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option, for each share of Common Stock subject thereto, to be solely common stock of the Successor Company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the Company Transaction. The determination of such substantial equality of value of consideration shall be made by the Committee, and its determination shall be conclusive and binding.

(ii) All Performance Shares or Performance Units earned and outstanding as of the date the Company Transaction is determined to have occurred shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any remaining Performance Shares or Performance Units (including any applicable performance period) for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Company Transaction and shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any existing deferrals or other restrictions not waived by the Committee in its sole discretion shall remain in effect.

15.3.2 Effect of a Change in Control

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Change in Control:

(a) any Options and Stock Appreciation Rights outstanding as of the date such Change in Control is determined to have occurred, and which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant;

(b) any restrictions and deferral limitations applicable to any Restricted Stock or Stock Units shall lapse, and such Restricted Stock or Stock Units shall become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

(c) all Performance Shares and Performance Units shall be considered to be earned at the target level and payable in full, any deferral or other restriction shall lapse and such Performance Shares and Performance Units shall be immediately settled or distributed; and

(d) any restrictions and deferral limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

15.3.3 Change in Control Cash-Out

Notwithstanding any other provision of the Plan, during the 60-day period from and after a Change in Control (the "**Change in Control Exercise Period**"), if the Committee shall so determine at, or at any time after, the time of grant, a Participant holding an Option, SAR, Restricted Stock Unit or Performance Share, shall have the right, whether or not the Award is fully vested and/or exercisable and without regard to any deferral or other restriction and in lieu of the payment of the purchase price for the shares of Common Stock being purchased under an Option, to elect by giving notice to the Company within the Change in Control Exercise Period to surrender all or part of the Award to the Company and to receive cash, within 30 days of such notice:

(a) for an Option or SAR, in an amount equal to the amount by which the Acquisition Price per share of Common Stock on the date of such election shall exceed the exercise price per share of Common Stock under the Option, or the grant price per share of Common Stock under the SAR; and

(b) for a Restricted Stock Unit or Performance Share, in an amount equal to the Acquisition Price per share of Common Stock under the Restricted Stock or Performance Share, multiplied by the number of shares of Common Stock granted under the Award as to which the right granted under this Section 15.3.3 shall have been exercised.

15.4 Further Adjustment of Awards

Subject to Sections 15.2 and 15.3, the Committee shall have the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or change in control of the Company, as defined by the Committee, to take such further action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but shall not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and modifications, and the Committee may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Committee may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change in control that is the reason for such action.

15.5 No Limitations

The grant of Awards shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

15.6 Fractional Shares

In the event of any adjustment in the number of shares covered by any Award, each such Award shall cover only the number of full shares resulting from such adjustment.

SECTION 16. CODE SECTION 162(m) PROVISIONS

Notwithstanding any other provision of the Plan, if the Committee determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Section 16 is applicable to such Award.

16.1 Performance Criteria

If an Award is subject to this Section 16, then the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one of or any combination of the following "performance criteria" for the Company as a whole or any business unit of the Company, as reported or calculated by the Company: cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings per share; book value per share; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); revenues; operating margins; return on assets; inventory turns;

return on equity; debt; debt plus equity; market or economic value added; stock price appreciation; total stockholder return; cost control; strategic initiatives; store openings; growth and development of new concepts; market share; net income (including or excluding extraordinary items, restructuring charges or other expenses); return on invested capital; improvements in capital structure; or customer satisfaction, employee satisfaction, services performance, cash management or asset management metrics (together, the "**Performance Criteria**"). Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate, division or business unit of the Company) under one or more of the Performance Criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

16.2 Adjustment of Awards

Notwithstanding any provision of the Plan other than Section 15, with respect to any Award that is subject to this Section 16, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Covered Employee.

16.3 Limitations

Subject to adjustment from time to time as provided in Section 15.1, no Covered Employee may be granted Awards other than Performance Units subject to this Section 16 in any calendar year period with respect to more than 400,000 shares of Common Stock for such Award, except that the Company may make additional one time grants of such Awards for up to 400,000 shares to newly hired individuals, and the maximum dollar value payable with respect to Performance Units subject to this Section 16 granted to any Covered Employee in any one calendar year is $10,000,000.

The Committee shall have the power to impose such other restrictions on Awards subject to this Section 16 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

SECTION 17. AMENDMENT AND TERMINATION

17.1 Amendment, Suspension or Termination

The Board or the Compensation Committee may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the Plan; and provided, further, that any amendment that requires stockholder approval may be made only by the Board. Subject to Section 17.3, the Committee may amend the terms of any outstanding Award, prospectively or retroactively.

17.2 Term of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten years after the later of (a) the Effective Date and (b) the approval by the stockholders of any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

17.3 Consent of Participant

The amendment, suspension or termination of the Plan or a portion thereof or the amendment of an outstanding Award shall not, without the Participant's consent, materially adversely affect any rights under any Award theretofore granted to the Participant under the Plan. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 15 shall not be subject to these restrictions.

SECTION 18. GENERAL

18.1 No Individual Rights

No individual or Participant shall have any claim to be granted any Award under the Plan, and the Company has no obligation for uniformity of treatment of Participants under the Plan.

Furthermore, nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant's employment or other relationship at any time, with or without cause.

18.2 Issuance of Shares

Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company's counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

As a condition to the exercise of an Option or any other receipt of Common Stock pursuant to an Award under the Plan, the Company may require (a) the Participant to represent and warrant at the time of any such exercise or receipt that such shares are being purchased or received only for the Participant's own account and without any present intention to sell or distribute such shares and (b) such other action or agreement by the Participant as may from time to time be necessary to comply with the federal, state and foreign securities laws. At the option of the Company, a stop-transfer order against any such shares may be placed on the official stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates to ensure exemption from registration. The Committee may also require the Participant to execute and deliver to the Company a purchase agreement or such other agreement as may be in use by the Company at such time that describes certain terms and conditions applicable to the shares.

To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

18.3 Indemnification

Each person who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such claim, action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf, unless such loss, cost, liability or expense is a result of such person's own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or of any power that the Company may have to indemnify or hold harmless.

18.4 No Rights as a Stockholder

Unless otherwise provided by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement, no Award, other than a Stock Award, shall entitle the Participant to any cash dividend, voting or other right of a stockholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award.

18.5 Compliance With Laws and Regulations

In interpreting and applying the provisions of the Plan, any Option granted as an Incentive Stock Option pursuant to the Plan shall, to the extent permitted by law, be construed as an "incentive stock option" within the meaning of Section 422 of the Code.

18.6 Participants in Other Countries or Jurisdictions

Without amending the Plan, the Committee may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in this Plan as may, in the judgement of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and shall have the authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees to ensure the viability of the benefits from Awards granted to Participants employed in such countries or jurisdictions, meet the requirements that permit the Plan to operate in a qualified or tax-efficient manner, comply with applicable foreign laws or regulations and meet the objectives of the Plan.

18.7 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant, and no Participant shall have any rights that are greater than those of a general unsecured creditor of the Company.

18.8 Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

18.9 Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Committee's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

18.10 Choice of Law

The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of California without giving effect to principles of conflicts of law.

18.11 Legal Requirements

The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.

SECTION 19. EFFECTIVE DATE

The effective date (the "**Effective Date**") is the date on which the Plan is approved by the stockholders of the Company. If the stockholders of the Company do not approve the Plan within 12 months after the Board's adoption of the Plan, any Incentive Stock Options granted under the Plan will be treated as Nonqualified Stock Options.

APPENDIX A

DEFINITIONS

As used in the Plan,

"**Acquired Entity**" means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

"**Acquisition Price**" means the higher of (a) the highest reported sales price, regular way, of a share of Common Stock in any transaction reported on the New York Stock Exchange or other national exchange on which the Common Stock is listed or on the Nasdaq National Market during the 60-day period prior to and including the date of a Company Transaction or Change in Control or (b) if the Company Transaction or Change in Control is the result of a tender or exchange offer or a negotiated acquisition of the Company's Common Stock, the highest price per share of Common Stock paid in such tender or exchange offer or acquisition. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such other securities or other noncash consideration shall be determined by the Board in its sole discretion.

"**Award**" means any Option, Stock Appreciation Right, Stock Award, Restricted Stock, Stock Unit, Performance Share, Performance Unit, cash-based award or other incentive payable in cash or in shares of Common Stock as may be designated by the Committee from time to time.

"**Board**" means the Board of Directors of the Company.

"**Cause**," unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by law (except minor violations), in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"**Change in Control**," unless the Committee determines otherwise with respect to an Award at the time the Award is granted, means the happening of any of the following events:

(a) an acquisition by any Entity of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then outstanding shares of common stock of the Company (the "**Outstanding Company Common Stock**") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"), excluding, however, the following (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege where the security being so converted was not acquired directly from the Company by the party exercising the conversion privilege, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Company, or (iv) a Related Party Transaction; or

(b) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the beginning of the two-year period, whose election, or nomination for election by the Company's stockholders, was approved by a vote of more than half of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and provided further, however, that any such individual whose initial assumption of office occurs as a result of or in connection with an actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board shall not be considered a member of the Incumbent Board.

"**Change in Control Exercise Period**" has the meaning set forth in Section 15.3.3.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" has the meaning set forth in Section 3.1.

"**Common Stock**" means the common stock, par value $0.001 per share, of the Company.

"**Company**" means The Gymboree Corporation, a Delaware corporation.

"**Company Transaction,**" unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means consummation of:

(a) a merger or consolidation of the Company with or into any other company or other entity;

(b) a sale in one transaction or a series of transactions undertaken with a common purpose of more than 50% of the Company's outstanding voting securities; or

(c) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of the Company's assets.

Where a series of transactions undertaken with a common purpose is deemed to be a Company Transaction, the date of such Company Transaction shall be the date on which the last of such transactions is consummated.

"**Compensation Committee**" means the Compensation Committee of the Board.

"**Covered Employee**" means a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

"**Disability,**" unless otherwise defined by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and to be engaged in any substantial gainful activity, in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Compensation Committee, whose determination shall be conclusive and binding.

"**Effective Date**" has the meaning set forth in Section 19.

"**Eligible Person**" means any person eligible to receive an Award as set forth in Section 5.

"**Entity**" means any individual, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Fair Market Value**" means the average of the high and low trading prices for the Common Stock on any given date during regular trading, or if not trading on that date, such price on the last preceding date on which the Common Stock was traded, unless determined otherwise by the Committee using such methods or procedures as it may establish.

"**Grant Date**" means the later of (a) the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date specified by the Committee or (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date.

"**Incentive Stock Option**" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined for purposes of Section 422 of the Code or any successor provision.

"**Nonqualified Stock Option**" means an Option other than an Incentive Stock Option.

"**Option**" means a right to purchase Common Stock granted under Section 7.

"**Parent Company**" means a company or other entity which as a result of a Company Transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries.

"**Participant**" means any Eligible Person to whom an Award is granted.

"**Performance Award**" means an Award of Performance Shares or Performance Units granted under Section 11.

"**Performance Criteria**" has the meaning set forth in Section 16.1.

"**Performance Share**" means an Award of units denominated in shares of Common Stock granted under Section 11.1.

"**Performance Unit**" means an Award of units denominated in cash or property other than shares of Common Stock granted under Section 11.2.

"**Plan**" means The Gymboree Corporation 2004 Equity Incentive Plan.

"**Related Company**" means any entity that is directly or indirectly controlled by, in control of or under common control with the Company.

"**Related Party Transaction**" means a Company Transaction pursuant to which:

(a) the Entities who are the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Company Transaction will beneficially own, directly or indirectly, at least 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Successor Company in substantially the same proportions as their ownership, immediately prior to such Company Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities;

(b) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company or a Related Company, the Successor Company or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, such Parent Company) will beneficially own, directly or indirectly, 50% or more of, respectively, the outstanding shares of common stock of the Successor Company or the combined voting power of the outstanding voting securities of the Successor Company entitled to vote generally in the election of directors unless such ownership resulted solely from ownership of securities of the Company prior to the Company Transaction; and

(c) individuals who were members of the Incumbent Board will immediately after the consummation of the Company Transaction constitute at least a majority of the members of the board of directors of the

Successor Company (or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, of the Parent Company).

"**Restricted Stock**" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are subject to restrictions prescribed by the Committee.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time.

"**Stock Appreciation Right**" or "**SAR**" means a right granted under Section 9.1 to receive the excess of the Fair Market Value of a specified number of shares of Common Stock over the grant price.

"**Stock Award**" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are not subject to restrictions prescribed by the Committee.

"**Stock Unit**" means an Award denominated in units of Common Stock granted under Section 10.

"**Substitute Awards**" means Awards granted or shares of Common Stock issued by the Company in substitution or exchange for awards previously granted by an Acquired Entity.

"**Successor Company**" means the surviving company, the successor company or Parent Company, as applicable, in connection with a Company Transaction.

"**Termination of Service**" means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death or Disability. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Compensation Committee, whose determination shall be conclusive and binding. Transfer of a Participant's employment or service relationship between the Company and any Related Company shall not be considered a Termination of Service for purposes of an Award. Unless the Compensation Committee determines otherwise, a Termination of Service shall be deemed to occur if the Participant's employment or service relationship is with an entity that has ceased to be a Related Company.

"**Vesting Commencement Date**" means the Grant Date or such other date selected by the Committee as the date from which an Award begins to vest.

APPENDIX B

THE GYMBOREE CORPORATION

1993 AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the 1993 Amended and Restated Employee Stock Purchase Plan of the Gymboree Corporation.

1. Purpose

The purpose of the Plan is to provide eligible employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code, as amended. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code.

2. Definitions

(a) "**Board**" shall mean the Board of Directors of the Company.

(b) "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(c) "**Common Stock**" shall mean the Common Stock of the Company.

(d) "**Company**" shall mean The Gymboree Corporation, a Delaware corporation.

(e) "**Designated Subsidiary**" shall mean the Subsidiaries which have been designated by the Board (or any committee acting as Plan Administrator) from time to time in its sole discretion as eligible to participate in the Plan.

(f) "**Eligible Compensation**" shall mean all base straight time gross earnings plus payments of overtime, shift premiums and commissions, but excluding incentive compensation, incentive payments, bonuses, awards, severance pay, living and relocation bonuses, pay in lieu of vacations, gain from stock option exercises, and other special compensation.

(g) "**Eligible Employee**" shall mean any individual who is a regular employee of the Company or a Designated Subsidiary for purposes of tax withholding under the Code and, for purposes of the Plan, works at least twenty (20) hours a week. Further, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the 91st day of such leave. If the Company permits any employee of a Designated Subsidiary to participate in the Plan, then all employees of that Designated Subsidiary who meet the requirements of this paragraph shall also be considered Eligible Employees.

(h) "**Enrollment Date**" shall mean the first day of each Offering Period.

(i) "**ESPP Broker**" shall have the meaning set forth in Section 13(c).

(j) "**Exercise Date**" shall mean the last day of each Purchase Period.

(k) "**Fair Market Value**" shall mean the per share value of Common Stock determined in good faith by the Plan Administrator or, if the Common Stock is (a) listed on the Nasdaq National Market, the closing sales price for the Common Stock as reported by that market for regular session trading for a single trading day, (b) listed on the New York Stock Exchange or the American Stock Exchange, the closing sales price for the Common Stock as such price is officially quoted in the composite tape of transactions on such exchange for regular session trading for a single trading day, (c) quoted on the Nasdaq SmallCap Market, the last sales price as reported by that market for a single trading day, or (d) quoted on the OTC Bulletin Board Service or by the National Quotation Bureau, Inc., the average of the high bid and low asked prices reported by such service for a single trading day. If there is no such reported price for the Common Stock for the date in question, then such price on the last preceding date for which such price exists shall be determinative of Fair Market Value.

(l) "**Offering Period**" shall have the meaning set forth in Section 4.

(m) "**Participant**" shall mean any Eligible Employee who has elected to participate in an Offering Period in accordance with the procedures in Section 6 and who has not withdrawn from the Plan or whose participation in the Plan is not otherwise terminated.

(n) "**Plan**" shall mean this Employee Stock Purchase Plan.

(o) "**Plan Administrator**" shall have the meaning set forth in Section 14.

(p) "**Purchase Price**" shall mean an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or the Exercise Date, whichever is lower.

(q) "**Purchase Period**" shall have the meaning set forth in Section 5.

(r) "**Subsidiary**" shall mean a corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(s) "**Trading Day**" shall mean a day on which national stock exchanges and the National Association of Securities Dealers Automated Quotation (Nasdaq) System are open for trading.

3. Eligibility

(a) Any Eligible Employee who shall be employed by the Company on a given Enrollment Date shall be eligible to participate in the Plan.

(b) Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributable to such Eligible Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the Company or of any Subsidiary of the Company, or (ii) which permits his or her rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of stock (determined at the Fair Market Value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time.

(c) Notwithstanding paragraph (b) above, the maximum number of shares a Participant may purchase during each Purchase Period of any Offering Period shall be 2,000 Shares (subject to adjustment pursuant to Section 18), and provided further that such purchase shall be subject to the limitations set forth in Section 13.

4. Offering Periods

The Plan shall be implemented by a series of consecutive, offering periods that each last six (6) months (each, an "**Offering Period**") with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 each year, or on such other date as the Plan Administrator shall determine, and continuing thereafter until terminated in accordance with Section 19 hereof. Notwithstanding the foregoing, the Plan Administrator shall have the power to change the duration of an Offering Period (including the commencing and ending dates thereof) with respect to future offerings; provided, however, that no Offering Period may exceed five (5) years and, further, if the Purchase Price may be less than 85% of the Fair Market Value of the Common Stock on the Exercise Date, the Offering Period may not exceed 27 months. If the last day of an Offering Period is not a regular business day, the last day of the Offering Period shall be deemed to be the last preceding Trading Day.

5. Purchase Periods

Each Offering Period shall consist of one purchase period (each, a "**Purchase Period**"). The last day of each Purchase Period shall be the Exercise Date for options issued at the commencement of such Purchase Period. A Purchase Period shall commence on each January 1 and July 1 and shall end on the next June 30 and December 31, respectively. Notwithstanding the foregoing, the Plan Administrator shall have the power to change the duration of Purchase Periods (including the commencing and ending dates thereof) with respect to future Purchase Periods. If the last day of a Purchase Period is not a regular business day, the last day of the Purchase Period shall be deemed to be the last preceding Trading Day.

6. Participation

(a) An Eligible Employee may become a Participant in the Plan by completing a subscription agreement in the form provided by the Company and filing it with the Company's Human Resources Department (as set forth in Section 20 below) at least fifteen (15) business days before the applicable Enrollment Date, unless a different time for filing the subscription agreement is set by the Plan Administrator for all eligible Employees with respect to a given Offering Period. Such subscription agreement shall (a) indicate the Eligible Employee's election to participate in the Plan, (b) authorize payroll deductions and state the amount to be deducted regularly from the Participant's Eligible Compensation and (c) authorize the purchase of Common Stock for the Eligible Employee in each Purchase Period.

(b) Payroll deductions for a Participant shall commence on the first payroll period following the Enrollment Date and shall end on the last payroll period in the Offering Period, unless sooner terminated by the Participant as provided in Section 11 hereof.

(c) An Eligible Employee who does not deliver a subscription agreement pursuant to Section 6(a) hereof shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless such Eligible Employee subsequently enrolls in the Plan by filing a subscription agreement pursuant to Section 6(a) for such subsequent Offering Period. The Company may, from time to time, change the deadline for filing of subscription agreements for future Offering Periods as deemed advisable by the Plan Administrator, in its sole discretion, for the proper administration of the Plan.

(d) An employee who becomes eligible to participate in the Plan after an Offering Period has commenced shall not be eligible to participate in such Offering Period but may participate in any subsequent Offering Period, provided that such employee is still an Eligible Employee as of the commencement of such subsequent Offering Period.

(e) Eligible Employees may not participate in more than one Offering Period at a time.

(f) A Participant who has elected to participate in an Offering Period shall automatically participate in the next Offering Period until such time as the Participant withdraws from the Plan or terminates employment as provided in Section 11.

7. Payroll Deductions

(a) At the time a Participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding ten percent (10%) of the Eligible Compensation which he or she receives on each pay day during the Offering Period, and the aggregate of such payroll deductions during the Offering Period shall not exceed ten percent (10%) of the Participant's Eligible Compensation during said Offering Period. Amounts shall be withheld in whole percentages only.

(b) Individual accounts shall be maintained for each Participant for memorandum purposes. All payroll deductions made for a Participant shall be credited to his or her account under the Plan but shall be deposited with the general funds of the Company. Subject to Section 7(e), Common Stock acquired pursuant to the exercise of all or any portion of an option granted under the Plan may be paid for only by means of payroll deductions from the Participant's Eligible Compensation and a Participant may not make any additional payments into such account. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

(c) Unless the Plan Administrator establishes otherwise for a future Offering Period, a Participant may discontinue his or her participation in the Plan as provided in Section 11 hereof, or may increase or decrease the rate of his or her payroll deductions, including to 0%, for a future Offering Period by filing with the Company's Human Resources Department (as set forth in Section 20 below) a new subscription agreement authorizing a increase or decrease in payroll deduction rate at least fifteen (15) business days before the commencement of the upcoming Offering Period, unless a different time for filing a new subscription agreement is set by the Plan Administrator for all eligible Employees with respect to a given Offering Period. A Participant's amended subscription agreement shall remain in effect for successive Purchase Periods and Offering Periods unless the Participant again changes such subscription agreement in accordance with the terms of the Plan or the subscription agreement is terminated as provided in Section 11. The Board shall be authorized to limit the number of participation rate changes during any Offering Period.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a Participant's payroll deductions may be decreased to 0% at such time during any Purchase Period that is scheduled to end during the current calendar year (the "**Current Purchase Period**") as the aggregate of all payroll deductions that were previously used to purchase stock under the Plan in a prior Purchase Period that ended during the current calendar year plus all payroll deductions accumulated with respect to the Current Purchase Period equal $21,250. Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement at the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 11.

(e) During unpaid leaves of absence approved by the Company and meeting the requirements of the applicable treasury regulations promulgated under the Code, a Participant may elect to continue participation in the Plan by continuing to accrue payroll deductions equal to such amount as if the Participant had not taken a leave of absence. Currently the treasury regulations provide that a Participant may continue participation in the Plan only during the first 90 days of a leave of absence unless the Participant's reemployment rights are guaranteed by contract or statute.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under the Plan is disposed of, the Participant must make adequate provision for the Company's federal, state or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefit attributable to sale or early disposition of Common Stock by the employee.

8. Grant of Option

On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of the Company's Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated prior to such Exercise Date and credited to the Participant's memorandum account as of the Exercise Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b), 3(c) and 13 hereof. Exercise of the option shall occur as provided in Section 9, unless the Participant has withdrawn pursuant to Section 11, and the option shall expire on the last day of the Offering Period.

9. Exercise of Option

Unless a Participant withdraws from the Plan as provided in Section 11 below, his or her option for the purchase of shares will be exercised automatically on each Exercise Date, and the maximum number of full shares subject to the option shall be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased (unless the Plan Administrator has determined for a future Offering Period that fractional shares may be issued under the Plan); any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full share shall remain credited to the Participant's account for the subsequent Purchase Period, subject to earlier withdrawal by the Participant as provided in Section 11. Any other money left over in a Participant's account after the Exercise Date shall be returned to the Participant without payment of interest. In the event that the Participant does not participate in the next Purchase Period, the entire remaining cash balance shall be refunded to the Participant as soon as practicable after the Exercise Date without payment of interest. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

10. Delivery

Unless the Plan Administrator has designated or approved an ESPP Broker pursuant to Section 13(c), as promptly as practicable after each Exercise Date on which a purchase of shares occurs, the Company shall arrange the delivery to each Participant, as appropriate, of a certificate representing the shares purchased upon exercise of his or her option.

11. Withdrawal; Termination of Employment

(a) A Participant may withdraw all but not less than all the payroll deductions credited to his or her account and not used to exercise his or her option under the Plan at any time by giving written notice to the Company's Human Resources Department (as set forth in Section 20 below) in a form provided by the Company for such purpose. All of the Participant's payroll deductions credited to his or her account will be paid to such Participant promptly after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offering Period. If a Participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the Participant delivers to the Company a new subscription agreement.

(b) Upon a Participant's ceasing to be an Eligible Employee for any reason or upon termination of a Participant's employment relationship (as described in Section 2(g)), the payroll deductions credited to such Participant's account but not yet used to exercise the option will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated.

(c) No Common Stock shall be purchased on behalf of a Participant on an Exercise Date if his or her participation in the current Offering Period or the Plan has terminated on or before such Exercise Date or if the Participant has otherwise terminated employment prior to such Exercise Date.

12. Interest

No interest shall accrue on payroll deductions of a Participant in the Plan.

13. Stock

(a) The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be 1,175,278 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. During any Purchase Period under the Plan, the maximum number of shares of the Company's Common Stock that shall be made available for sale under the Plan during such Purchase Period shall be 200,000 shares, which number of shares shall apply as a cumulative limit to the number of shares which shall be made available for sale under all Purchase Periods occurring simultaneously under separate Offering Periods under the Plan, subject to adjustment upon changes in capitalization as provided in Section 18. If on a given Exercise Date the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable. Shares issued under the Plan shall be drawn from authorized and unissued shares or from shares subsequently acquired by the Company as treasury shares.

(b) The Participant shall not be deemed to be a stockholder of the Company and will have no interest in or voting right with respect to shares covered by his or her option until such option has been exercised and a certificate or its equivalent has been issued to the Participant for the shares following exercise.

(c) If the Plan Administrator designates or approves a stockbroker or other financial services firm (the "**ESPP Broker**") to hold shares purchased under the Plan for the accounts of Participants, the following procedures shall apply. Promptly following each Exercise Date, the number of shares of Common Stock purchased by each Participant shall be deposited into an account established in the name of the Participant with the ESPP Broker. Each Participant shall be the beneficial owner of the Common Stock purchased under the Plan and shall have all rights of beneficial ownership in such Common Stock. A Participant shall be free to undertake a disposition of the shares of Common Stock in his or her account at any time, but, in the absence of such a disposition, the shares of Common Stock must remain in the Participant's account at the ESPP Broker until the holding period set forth in Code Section 423 has been satisfied. With respect to shares of Common Stock for which the holding period set forth above has been satisfied, the Participant may move those shares of Common Stock to another brokerage account of the Participant's choosing or request that a stock certificate be issued and delivered to him or her. Dividends paid in the form of shares of Common Stock with respect to Common Stock in a Participant's account shall be credited to such account. A Participant who is not subject to payment of U.S. income taxes may move his or her shares of Common Stock to another brokerage account of his or her choosing or request that a stock certificate be delivered to him or her at any time, without regard to the Code Section 423 holding period.

(d) In the event that no ESPP Broker is designated or approved by the Plan Administrator, the shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.

(e) By enrolling in the Plan, each Participant agrees to promptly give the Company notice of any Common Stock disposed of within the later of one year from the Exercise Date and two years from the Offering Date for such Common Stock, showing the number of such shares disposed of and the Exercise Date for such Common Stock. This notice shall not be required if and so long as the Company has a designated ESPP Broker.

14. Administration

The Plan shall be administered by the Board or a committee of members of the Board appointed by the Board or, if and to the extent the Board or the committee appointed to administer the Plan designates one or more executive officers to administer the Plan, by such executive officer(s) (each, the "**Plan Administrator**"). The Plan Administrator shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Plan Administrator shall, to the full extent permitted by law, be final and binding upon all parties.

15. Designation of a Beneficiary

(a) A Participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant (and his or her spouse, if any) at any time by written notice as provided in Section 20 below. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

16. Transferability

Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 11.

17. Reports

Individual memorandum accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Employees at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the (i) the maximum number and kind of shares of Common Stock subject to the Plan, (ii) the number and kind of securities that are subject to any outstanding options and the per share price of such securities and (iii) the maximum number of shares of Common Stock that may be purchased by a Participant in a Purchase Period shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into sales of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option. The Board may, if it so determines in the exercise of its sole discretion, make provision for adjusting the Reserves, as well as the price per share of Common Stock covered by each outstanding option, in the event the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods will terminate immediately prior to the consummation of such proposed action, unless otherwise terminated by the Board.

(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Periods then in progress by setting a new Exercise Date (the "**New Exercise Date**"). If the Board shortens the Offering Periods then in progress in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify each Participant in writing, at least ten (10) days prior to the New Exercise Date, that the Exercise Date for his or her option has been changed to the New Exercise Date and that his or her option will be exercised automatically on the New Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 11. For purposes of this Section 18, an option granted under the Plan shall be deemed to be assumed if, following the sale of assets or merger, the option confers the right to purchase, for each share of option stock subject to the option immediately prior to the sale of assets or merger, the consideration (whether stock, cash or other securities or property) received in the sale of assets or merger by holders of Common Stock for each share of Common Stock held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the sale of assets or merger was not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation and the Participant, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the sale of assets or merger.

(d) The grant of options under the Plan shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

19. Amendment, Suspension or Termination

(a) The Board may at any time and for any reason terminate, suspend or amend the Plan. Except as provided in Section 18, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board on any Exercise Date if the Board determines that the termination of the Plan is in the best interests of the Company and its stockholders. During any period of suspension or upon termination of the Plan, no options shall be granted under the Plan. Except as provided in Section 18, no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), the Company shall obtain stockholder approval for any amendment that will (i) increase the total number of shares that may be issued under the Plan (ii) modify the class of employees eligible to participate in the Plan, or (iii) otherwise require stockholder approval under any applicable law or regulation in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Plan Administrator shall be entitled to change the Purchase Periods and/or Offering Periods, limit the frequency and/or number of changes in the amount withheld during Purchase Periods and/or Offering Periods, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Eligible Compensation, and establish such other limitations or procedures as the Plan Administrator determines in its sole discretion advisable which are consistent with the Plan.

20. Notices

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be given via overnight courier, certified mail (return receipt requested), facsimile or such other form as approved by the Plan Administrator, and shall be deemed to have been duly given when received in the form specified by the Plan Administrator by the Company's Human Resources Department at the Company's corporate headquarters.

21. Conditions Upon Issuance of Shares

Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

22. Term of Plan

The Plan shall become effective upon the earlier to occur of its adoption by the Board of Directors or its approval by the stockholders of the Company. It shall continue in effect until February 11, 2013, unless sooner terminated pursuant to Section 19.

23. Automatic Transfer to Low Price Offering Period

If the Fair Market Value of the Common Stock on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the exercise of their options on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

24. No Rights as an Employee

Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Subsidiary or to affect the right of the Company or any Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time with or without cause.

25. Effect Upon Other Plans

Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary to (a) establish other forms of incentives or compensation for employees of the Company or any Subsidiary or (b) grant or assume options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

Corporate Profile

The Gymboree Corporation's specialty retail brands offer unique, high-quality products delivered with personalized customer service. As of February 2, 2008, the Company operated a total of 786 retail stores: 597 Gymboree® stores (565 in the United States, 30 in Canada and 2 in Puerto Rico), 82 Gymboree Outlet stores, 93 Janie and Jack® shops and 14 Crazy 8™ stores in the United States. The Company also operates online stores at gymboree.com, janieandjack.com and crazy8.com, and offers directed parent-child developmental play programs at 559 franchised and Company-operated centers in the United States and 32 other countries.

Board of Directors

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer, The Gymboree Corporation

Gary M. Heil
Business Advisor; Founder C.F.I.L.

Blair W. Lambert
Chief Operating Officer and Chief Financial Officer, The Gymboree Corporation

Daniel R. Lyle
Retired Partner, PricewaterhouseCoopers LLP

John C. Pound
President, Integrity Brands, Inc.

William U. Westerfield
Retired Partner, Price Waterhouse LLP

Executive Officers

Matthew K. McCauley
Chairman of the Board and Chief Executive Officer

Kip M. Garcia
President

Blair W. Lambert
Chief Operating Officer and Chief Financial Officer

Marina Armstrong
Senior Vice President, Stores, Human Resources, and Play & Music, and Secretary

Lynda G. Gustafson
Vice President, Corporate Controller

Jeffrey P. Harris
Vice President, Finance

Shareholder Information

Annual Meeting
Shareholders are invited to attend our annual meeting at 9 a.m. on Tuesday, June 10, 2008, at our corporate headquarters at 500 Howard Street, San Francisco, CA 94105.

Common Stock Trading
Common stock of The Gymboree Corporation is traded on the Nasdaq National Market System under the symbol GYMB.

Registrar and Transfer Agent
Shareholders should direct inquiries regarding address changes and lost certificates to:

Computershare
P.O. Box 43078
Providence, RI 02940
tel 877 282 1169
computershare.com

Corporate Information

The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105
tel 415 278 7000
fax 415 278 7100

Investor Relations
Investor information is available at gymboree.com or by written request to:

The Gymboree Corporation
Investor Relations
500 Howard Street
San Francisco, CA 94105

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Corporate Counsel
Perkins Coie LLP
1620 26th Street, Sixth Floor
Santa Monica, CA 90404
tel 310 788 9900

The GYMBOREE Corporation

GYMBOREE

JANIE AND JACK

crazy 8

GYMBOREE PLAY & MUSIC

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-00648
www.fsc.org
1996 Forest Stewardship Council

END

500 Howard Street · San Francisco · California 94105